As confidentially submitted to the Securities and Exchange Commission on December 1, 2022 pursuant to the Jumpstart Our Business Startups Act of 2012. All information herein is strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

RANMARINE TECHNOLOGY B.V.
(Exact name of registrant as specified in its charter)

The Netherlands	3732	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Galileïstraat 15, 3029AL

Rotterdam, The Netherlands
Telephone: [________]

(Address of principal executive offices, including zip code, and telephone number, including area code)

[________]
[Address]
Telephone: [________]

(Name, address, including zip code, and telephone number, including area code, of agent of service)

Copies to:

Darrin Ocasio, Esq. Glenn Burlingame, Esq. Sichenzia Ross Ference LLP 1185 Avenue of the Americas, 31st Floor New York, NY 10036 Telephone: (212) 930 9700	Oded Har-Even, Esq. Eric Victorson, Esq. Sullivan & Worcester LLP 1633 Broadway New York, NY 10019 Telephone: (212) 660-5020

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant (the “Registrant”) hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. Neither we nor the underwriter can sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED , 2022

RanMarine Technology B.V.

Up to [________] Units Each Consisting of

One Ordinary Share and One Warrant to Purchase One Ordinary Share

This is a firm commitment initial public offering of [ ] units consisting of one ordinary share and one tradeable warrant [PLACEHOLDER: ADS/ADR] to purchase one ordinary share of RanMarine Technology B.V. We anticipate the initial public offering price to be between $[ ] and $[ ] per unit. The ordinary shares and the warrants underlying the units will be issued separately and may be resold separately, although they will have been purchased together in this offering. Prior to this offering, there has been no public market for our ordinary shares or tradeable warrants.

We intend to apply to the Nasdaq Capital Market to have our ordinary shares [PLACEHOLDER: ADS/ADR] and tradeable warrants listed on the Nasdaq Capital Market under the symbols “[_____]” and “[_____]W”, respectively. No assurance can be given that our application will be approved or that a trading market will develop. We will not complete this offering unless our ordinary shares and warrants [PLACEHOLDER: ADS/ADR] are approved for listing on the Nasdaq Capital Market.

We are both an “emerging growth company” and a “foreign private issuer” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company” and “Prospectus Summary — Implications of Being a Foreign Private Issuer.”

An investment in our securities is highly speculative, involves a high degree of risk and should be considered only by persons who can afford the loss of their entire investment. You should carefully consider the matters described under the caption “Risk Factors” beginning on page 16.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Initial public offering price	$	$
Underwriter discounts and commissions(1)	$	$
Proceeds to us, before expenses(2)	$	$

(1)	The underwriter, Aegis Capital Corp., will receive compensation in addition to the discounts and commissions. The registration statement, of which this prospectus is a part, also registers for sale warrants to purchase ordinary shares to be issued to the underwriter (based on the assumed offering price of $[●] per unit, the midpoint of the range set forth on the cover page of this prospectus). We have agreed to issue the warrants to the underwriter as a portion of the underwriting compensation payable to the underwriter in connection with this offering. See “Underwriting” for a description of compensation payable to the underwriter.
(2)	The total estimated expenses related to this offering are set forth in the section entitled “Expenses Relating to this Offering.”

We have granted the underwriter an option, exercisable for 45 days from the date of this prospectus, to purchase up to an additional 15% of the total number of units offered in this offering. For a description of the other compensation to be received by the underwriter, see “Underwriting.”

The underwriter expects to deliver the ordinary shares and warrants [PLACEHOLDER: ADS/ADR] against payment in U.S. dollars on or about          , 2022.

Aegis Capital Corp.

The date of this prospectus is             , 2022

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ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. Neither we nor the underwriter have authorized anyone to provide you with different information. We and the underwriter do not take any responsibility for, and cannot provide any assurance as to the reliability of, any other information that others may give you, and neither of us has authorized any other person to provide you with different or additional information. Neither we nor the underwriter is making an offer to sell the securities in any jurisdiction where the offer or sale is not permitted. This offering is being made in the United States and elsewhere solely on the basis of the information contained in this prospectus. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus, or any free writing prospectus, as the case may be, or any sale of ordinary shares in our company.

For investors outside the United States: Neither we nor the underwriter have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ordinary shares and the distribution of this prospectus outside the United States.

Our reporting currency and functional currency is the Euro. However, unless otherwise noted, (i) all industry and market data in this prospectus is presented in U.S. dollars, (ii) all financial and other data related to RanMarine Technology B.V. in this prospectus is presented in to “EUR” or “€”, (iii) all references to “$” or “USD” in this prospectus (other than in our financial statements) refer to U.S. dollars, and (iv) all references to “EUR” or “€” in this prospectus refer to Euros.

All references to “shares” in this prospectus refer to ordinary shares of RanMarine Technology B.V., par value of €0.01 per share.

Except where indicated or where the context otherwise requires, the terms “RanMarine Technology”, “RanMarine”, “we”, “us”, “our”, the “Company”, and “our business” refer to RanMarine Technology B.V., a limited liability company incorporated under the laws of the Netherlands.

INDUSTRY AND MARKET DATA

This prospectus includes statistical, market and industry data and forecasts which we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources. These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable. Although we are responsible for all of the disclosures contained in this prospectus, including such statistical, market and industry data, we have not independently verified any of the data from third-party sources, nor have we ascertained the underlying economic assumptions relied upon therein. In addition, while we believe the market opportunity information included in this prospectus is generally reliable and is based on reasonable assumptions, such data involves risks and uncertainties, including those discussed under the heading “Risk Factors.”

PRESENTATION OF FINANCIAL INFORMATION

We report under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB.

Our fiscal year ends on December 31 of each year. Certain figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

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CURRENCY AND EXCHANGE RATES

Our functional currency is the euro (EUR), which we also use as our reporting currency. Therefore, periodic reports made to shareholders will be in EUR. Most of our transactions are in EUR. Where applicable, we have recorded our foreign currency transaction at the spot rate at the day of the transaction and translated our balance sheet positions in another currency using the exchange rate in effect at the balance sheet date.

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TRADEMARKS AND TRADENAMES

We own or have rights to trademarks, service marks and trade names that we use in connection with the operation of our business, including our corporate name, logos and website names. Other trademarks, service marks and trade names that may appear in this prospectus are the property of their respective owners. Solely for convenience, some of the trademarks, service marks and trade names referred to in this prospectus are listed without the ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to our trademarks, service marks and trade names.

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PROSPECTUS SUMMARY

This summary highlights information that we present more fully in the rest of this prospectus. This summary does not contain all of the information you should consider before buying units in this offering. This summary contains forward-looking statements that involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “will,” “could,” and similar expressions denoting uncertainty or an action that may, will or is expected to occur in the future. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements. You should read the entire prospectus carefully, including the “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes to those statements included elsewhere in this prospectus.

Overview of Our Company

We are a cleantech company that designs, manufactures and sells autonomous surface vessels (ASVs). As a technology company, our specific market focus is providing robotic vessels to harvest harmful plastic pollutants, oils and toxic biomass from water while collecting critical water quality data.

Our mission is to empower people, companies and governments across the planet with the ability to restore the marine environment to its natural state via autonomous electric vessels. Our data-driven autonomous technology and our patented devices create this opportunity by cleaning and monitoring our communal waters with zero emissions.

Also known as “aquatic drones”, our ASVs clean the surfaces of waterways, ponds, marinas and ports. While working, our drones also capture real-time quality data to help our customers make informed decisions about the quality of the water they operate in.

We focus on what we call “at source” pollution – our belief is that if RanMarine focuses on where the majority of the floating pollution is coming from, then we will reduce the pollution that ends up in the oceans. Much like vacuuming continuously to clean a home of dust before it builds, RanMarine wants to efficiently and continuously “vacuum” waterways, so there is minimal build-up of waste.

Climate change and poor waste management have resulted in increased water pollution and dangerous water imbalances with few viable tools to tackle the problem.

Surface Trash

According to a report from the United Nations Environment Programme entitled [*], the amount of plastic waste entering aquatic ecosystems could nearly triple from 19-30 billion pounds per year in 2016 to a projected 51-81 billion pounds per year by 2040.

Biomass (Algae)	Harmful Algal Blooms (HABs) are occurring more frequently in many regions of the world, leading to significant impacts on marine ecology and economies.

A 2022 “EPA Nutrient Reduction” Memorandum outlines the increasing problem of nutrient runoff and harmful algal bloom activity in the U.S., and notes that about two-thirds of the nation’s coastal areas and more than one-third of the nation’s estuaries are impaired by nutrients. Excess nutrients contribute to harmful algal blooms and areas of low oxygen known as “dead zones.

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A U.S. Center for Disease Control One Health Harmful Algal Bloom System (OHHABS) report from 2019 entitled [*] states that in the U.S. there were 242 HAB events, 63 human cases of illness, and 367 animal cases of illness reported to OHHABS.

Scientific studies have suggested that ocean warming is a significant contributor to the rising problem of HABs in the Northern Atlantic and Northern Pacific and similar data has confirmed this effect in the East China Sea.

Water Quality	Water quality is deteriorating worldwide with much of it deficient in oxygen and containing excess nitrogen, rendering it toxic for consumption and dangerous for aquatic life.

There is a significant economic, regulatory, and aesthetic impact associated with water pollution, affecting government bodies and companies around the world, and it is getting worse each year. We believe that a viable solution is needed.

RanMarine designs and develops industrial ASVs for ports, harbors and other marine and water environments, which clear plastics, bio-waste, hydrocarbons and other floating debris from waterways while monitoring water health.

As well as directly removing pollution from inland and coastal waters, RanMarine’s ASVs are data-enabled and can be fitted with water quality sensors that allows customers to closely monitor, in real time, the environment and makeup of their water. Our ASVs relay sensor data back to RanMarine Connect, our cloud-based control and data management system. This acts as a basis for accurate measurement and reporting on the environmental impact of our solutions over time: valuable insight which can be used for credible organizational ESG (environmental, social and governance) reporting.

RanMarine ASVs are designed to be used manually via an onshore operator, or autonomously with online control and access.

Our product line currently consists of:

●	ASVs: WasteShark, DataShark, MegaShark and OilShark; and

●	SharkPod, a multi-drone docking and recharging station.

●	RanMarine Connect, the Company’s online portal for autonomous control, ASV monitoring and data analysis.

Currently, the WasteShark is available for purchase or lease, whereas our other products are in testing or initial prototype delivery.

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Overview of the Industry

Polluted water is a real, world-wide problem and there are a number of companies with products working to resolve it. In our marine drone industry, we face competition from alternative drones that are also capable of cleaning floating debris from waterways. However, we believe these alternative marine drones fall short in a number of areas:

●	Too large for some waterways, making them less able to access trash chokeholds;

●	Emissions producing, further contributing to the pollution problem;

●	Require paid labor, which increases costs and safety risks;

●	Single-purpose, either cleaning or monitoring water, but not both; and

●	Too expensive in both capital outlay and operating costs, making them less attractive options.

Alternative drones are available, coming to market by the end of 2022 or currently in testing. Interactive Autonomous Dynamic Systems’ JellyFishBot and Orca Technologies LLC’s (Orca-Tech) SMURF are currently available; Recyclamer Innovation’s Geneseas is at the pilot stage, and ClearBot-designed Razer may come to market later this year.

Market Opportunity

RanMarine operates in a unique space of emerging technology, zero-emissions based vessels and robotics. Our experience in our operational market is showing us that many customers are looking to lower labor costs and increase efficiency in waste collection as pollution (plastic, HAB’s and other waste) radically increases in the water spaces they control. We estimate the total marine waste and clean up market at $5 billion and growing as the need and regulatory oversight to clean up pollution in water grows.

While cleaning vessels and systems are already deployed in many of our customers’ waters, RanMarine plans to replace these now outdated products with cleaner and more efficient harvesters and technology which offer greater waste capture, lower operational and servicing costs combined with reduced labor oversight and data reporting and can offer the user greater insight into the water they control.

While many of our customers and markets are already targeting a net-zero carbon emissions by 2050, we offer the opportunity to start reducing cost and emission simultaneously without having to delay. While many ASV companies are still looking for their niche, RanMarine has defined its market in the waste management and marine sector and is able to commercially deliver the WasteShark immediately.

As the market replaces its current fossil fueled and non-intelligent vessels and harvesters, RanMarine is currently able to offer viable non-emission alternatives with a ready ESG reporting platform available.

While our products are not at this stage ubiquitous, we believe the two-to-three-year horizon is showing us that the global maritime and government sector is gearing itself for robotic and autonomy-driven vessels in order to reduce costs, emissions and labor-overhead.

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Our Competitive Advantage and Operational Strengths

Our range of ASVs represent the world’s first commercially available marine drones that simultaneously collect floating waste and aquatic data from waterways. Our ASVs provide a highly efficient, cost-effective cleaning and monitoring of urban water, inland waterways and estuaries with zero emissions. Our ASVs:

●	operate in autonomous or manual remote-control modes, removing over 1,000 pounds of water waste a day within a 7.5-mile range;

●	require low maintenance as the technology is proven and operational at many locations;

●	support over 15 high-grade water sensors with 5G-enabled, real-time data access on our cloud portal, RanMarine Connect; and

●	are up to 80% cheaper than other methods with the option to purchase or lease our ASV.

RanMarine offers government bodies, such as cities and port authorities, commercial property owners, residential property owners and private enterprises an affordable method of managing the health and beauty of their waterways, by clearing unwanted and harmful debris and collecting environmental data. Our value proposition to our customer is to clean their waters in a cost-effective and ecologically friendly manner. In addition, we provide data in our cloud portal to enable our customers to measure, monitor and report on the quality of their waters.

RanMarine designs and develops its products in Rotterdam, in the Netherlands. As the largest commercial port outside of Asia, Rotterdam offers a number of advantages for a technology-led company like RanMarine. As the largest seaport in Europe, Rotterdam has a strong maritime history, and is well known as a center for European maritime innovation. Thanks to the presence of specialized educational institutions such as Erasmus University and the Scheepvaart & Transport College (Shipping & Transport College), maritime and technological knowledge is constantly developing in this region.

A great deal of our fundamental research takes place in Rotterdam, leading to applied research and innovative solutions. RanMarine has had the advantage of being awarded for a number of European and Dutch grants and subsidiaries as well as qualifying for a number of grants and subsidies, including:

●	European Innovation Council’s Green Deal
●	RIMA (Robotics for Inspection and Maintenance)
●	WBSO (Wet ter Bevordering van Speur-en Ontwikkelingswerk) tax credit for research and development
●	De Breed & Partners’ small and medium enterprises (SME) innovation Stimulation Region and Top Sectors (MIT) feasibility subsidy
●	Partners for Water
●	Dutch Good Growth Fund
●	DHI Group

Access to grant funding has accelerated RanMarine’s product development and provided a real-world testing environment for our technology. At the same time, our base in Rotterdam has given us access to some of the most educated engineering resources in the developed world.

As RanMarine forms new subsidiaries in the U.S. and UK, we believe that similar grants and government funding will become available to us.

RanMarine’s combination of innovation, robotics technology and sustainability output makes us a prime fit for many government grant and non-governmental organization (NGO) funded projects globally; with our continued focus on new technology along with how our current products can be partnered with other circular or ESG companies and the development of our platforms to operate in new territories, grant funding remains a key resource for the Company’s product and innovation growth.

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Our Strategy

RanMarine plans to focus its commercial efforts on the U.S. and European markets for the next 24 months in order to create credibility and availability in the market. While it is true that perhaps the greater polluted areas are not in these markets, the desire for new innovation and reduction in cost to cope with current challenges is indeed high in both the U.S. and European Union (the “EU”). These regions are also quicker to adopt and pay for innovation which gives us the ability to build a solid foundation before wholly entering new harder to service territories. As part of our 2023 growth and market gain strategy, we see ourselves being particularly aggressive in the U.S. market with a large portion of our marketing and sales budget destined for the region.

At present, although we have units deployed globally, our ability to service these markets is compromised by our inability to be physically present in all markets. To date, most qualified inquiries received for our products have originated in the U.S. and EU regions. The greatest number of inquiries has come from Florida and the Gulf States region (i.e., Alabama, Florida, Louisiana, and Mississippi). While we have a presence in the EU and continue to build out our market from there, it follows that having a dedicated office and presence in the U.S. and more particularly Florida, enables us to service existing clients in the region as well as allow new inquiries to be handled quickly and in the same time zone. By focusing on a hub on the east coast of the U.S., we believe we can start to emulate the same strategy on the West Coast within 12-months if not earlier.

As we grow and strengthen the U.S. and EU markets, we will look to establish a presence in India where our products are in demand, but the commercial climate in India is extremely price sensitive and heavily focused on locally manufactured technology. This hub would then be used to service the Association of Southeast Asian Nations (ASEAN) regions with potentially cheaper product costs for export. The United Arab Emirates will be serviced from our EU offices.

While the use of distributors and channel partners is core to growth, experience has taught us that to establish a market, direct sales from an internal team yields better and more immediate results. In tandem with this direct sales team, we are able to onboard new distributors and train them to sell into their networks. As a new product on the market we often find that channel partners need stronger backup from our offices in aiding them to sell initially.

We expect in time and with a more ubiquitous product these initial delays and “hand holding” will fall away and our product range, via in-market presence, marketing and customer credibility will gain even greater traction in all markets.

We believe that the value and effectiveness of our ASVs ultimately speak for themselves as the reputation of our products grows from one satisfied customer to the next.

We market our ASVs to companies, such as hotels and marinas, and government bodies, such as cities and port authorities, through direct distribution partnerships and select resellers. Our customers include Walt Disney, Universal, Hudson River Park, Babcock Marine Naval Bases UK, the Port of Houston, Rotterdam Municipality, Waterways Ireland Dublin, Isle Utilities Pty Ltd (Asia-Pacific) and the Food and Agriculture Organization of a major supranational NGO.

As part of our mission to clean and monitor the health of waterways, we make our ASVs available to anyone through different means. Depending on location, our customers have the option to lease or purchase our WasteShark™ ASVs. Our manual WasteShark™ may be leased monthly from €1,625 or purchased for a minimum price of €23,500, depending on configuration. Our autonomous WasteShark™ may be leased from €2,563 per month or purchased from €34,400, depending on configuration. We offer our distributors discounts that vary by product and a case by case basis.

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Recent Developments

RanMarine was incorporated in the Netherlands on March 25, 2016, as a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid). As part of a reorganization to occur in December 2022, we will form RanMarine B.V. and RanMarine USA LLC (RanMarine USA), both as wholly-owned operating subsidiaries of RanMarine. As a result, RanMarine will be the parent holding company of RanMarine B.V. and RanMarine USA. RanMarine B.V. will act as an operating entity to design and manufacture our ASVs and to manage all of our sales and logistics. RanMarine USA will act as sales hub for our sales in North America and enable us to further increase our presence in North America.

RanMarine is developing a number of additional products to extend the reach, capacity and utility of our product line. See “Business” for more detail of our products that are in development.

Implications of Being a Foreign Private Issuer

We are considered a foreign private issuer. In our capacity as a foreign private issuer, we are exempt from certain rules under the Securities Exchange Act of 1934, as amended (Exchange Act) that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the Securities and Exchange Commission (SEC) as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (1) the majority of our executive officers or directors are U.S. citizens or residents, (2) more than 50% of our assets are located in the United States or (3) our business is administered principally in the United States.

We have taken advantage of certain reduced reporting and other requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities.

Implications of Being an Emerging Growth Company

The U.S. Congress passed the Jumpstart Our Business Startups (JOBS) Act, which provides for certain exemptions from various reporting requirements applicable to reporting companies under the Exchange Act, that qualify as “emerging growth companies”. We are an “emerging growth company” and we will continue to qualify as an “emerging growth company” until the earliest to occur of: (a) the last day of the fiscal year during which we have total annual gross revenues of $1.235 billion (as such amount is indexed for inflation every five years by the SEC) or more; (b) the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act of 1933, as amended (Securities Act); (c) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer”, as defined in Exchange Act Rule 12b–2. Therefore, we expect to continue to be an emerging growth company for the foreseeable future.

An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

●	the ability to include only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations disclosure in this prospectus;

●	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002; and

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●	exemption from mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the Registrant (auditor discussion and analysis).

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.235 billion in annual revenue, have more than $700 million in market value of our ordinary shares held by non-affiliates or issue more than $1 billion of non-convertible debt over a three-year period.

Risk Factor Summary

We are subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, liquidity and prospects. You should carefully consider these risks, including the risks described under the heading “Risk Factors” included elsewhere in this prospectus, before deciding to invest in our ordinary shares.

Risks relating to our business include, among others:

●	[ ]

●	[ ]

Corporate Information

RanMarine was incorporated in the Netherlands on March 25, 2016, as a private company with limited liability (in Dutch: besloten vennootschap met beperkte aansprakelijkheid). As part of an anticipated reorganization in December 2022, we will form RanMarine B.V. and RanMarine USA, both as wholly-owned operating subsidiaries of RanMarine. As a result, RanMarine will be the parent holding company of RanMarine B.V. and RanMarine USA, our wholly-owned operating subsidiaries.

RanMarine will be the holding company of the group. RanMarine B.V. will act as an operating entity to design and manufacture our ASVs and to manage all of our sales and logistics. RanMarine USA will act as sales hub for our sales in North America and enable us to further increase our presence in North America.

Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus. We have included our website address as an inactive textual reference only.

Our principal executive offices are located at Galileistraat 15, 3029 AL Rotterdam, the Netherlands. Our main telephone number is [*]. In 2021, we entered into a five-year lease agreement for these premises with a monthly minimum rent of approximately €5,872 plus ancillary rental costs of approximately €1,000 per month. The leased premises is 685 square meters. We use these facilities for administrative purposes, research and development, engineering, and testing of our products.

We believe that these facilities will satisfy our manufacturing, research, and development needs in the next 12 months

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OFFERING SUMMARY

Units Offered	[_____] (excluding the underwriter’s over-allotment option) each unit consisting of one ordinary share and one warrant to purchase one ordinary share.

Public Offering Price	$[___] per unit

Separability of Ordinary Shares and Warrants:	The units will not be issued or certificated. Instead, the ordinary shares and the warrants underlying the units will be issued separately and may be resold separately, although they will have been purchased together in this offering.

Ordinary Shares Offered:	[_____] ordinary shares are included in the units (excluding the underwriter’s over-allotment option), assuming a public offering price of $[___] per unit.

Warrants Offered:	[_____] warrants are included in the units (excluding the underwriter’s over-allotment option), assuming a public offering price of $[___] per unit; each warrant will entitle the holder to purchase one ordinary share with an exercise price at the public offering price and bears a five (5) year term.

Over-Allotment Option:	We granted the underwriter a 45-day option (commencing from the date of this prospectus) to purchase up to an additional [_____] ordinary shares (equal to 15% of the total number of ordinary shares offered in this offering) at the public offering price to cover over-allotments, if any.

Ordinary Shares Outstanding Prior to the Offering:	[_____] ordinary shares (as of [__], 2022)

Ordinary Shares Outstanding After the Offering:

[_____] ordinary shares will be outstanding immediately after the offering (or [_____] if the underwriter exercises its over-allotment option in full) assuming a public offering price of  $[___] per unit.

Assuming that all of the warrants sold in the offering are exercised and we issue no additional ordinary shares, [_____] ordinary shares will be outstanding after the offering (or [_____] if the underwriter exercises its over-allotment option in full) assuming a public offering price of  $[___] per unit.

Use of Proceeds:	We intend to use the net proceeds from this offering for the purposes of [supporting our facilities, developing our product line and equipment, continued research and development, sales and marketing,][2] and for general corporate purposes.

Underwriter:	Aegis Capital Corp.

Underwriter Warrants:	We have agreed to sell to Aegis Capital Corp. warrants (the “Underwriter’s Warrants”) to purchase up to a total of [_____] ordinary shares (equal to 5% of the aggregate number of ordinary shares sold in the offering, excluding the over-allotment option) at a price equal to 125% of the public offering price of our ordinary shares offered hereby.

Market for our Ordinary Shares and Warrants:	There is currently no market for our ordinary shares or warrants. We intend to apply to the Nasdaq Capital Market to have our ordinary shares listed under the symbol “[_____]” and our warrants listed under the symbol “[_____]W”. The offering that we are conducting with the prospectus will not close unless the Nasdaq Capital Market has approved both our ordinary shares and warrants for listing.

2 Note to Company: Confirm anticipated use of proceeds from the offering.

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SUMMARY FINANCIAL DATA

The summary financial data set forth below has been derived from our audited financial statements for the fiscal years ended December 31, 2021 and 2020 contained in this prospectus. You should read the following summary financial data together with our historical financial statements and the notes thereto included elsewhere in this prospectus and with the information set forth in the section titled “Management’s Discussion and Analysis of Financial Conditions and Results of Operations”.

Summary of Operations (€) (audited)

	2021	2020
Sales	€254,263	€243,415
Cost of sales	188,310	254,449
Gross profit	65,953	(11,034)

Operating expenses
Sales and marketing	50,337	26,738
General and administrative	713,786	469,067
Total operating expenses	764,123	495,805

Operating income (loss)	(698,170)	(506,839)

Other income	698,393	104,414

Net income (loss) before taxes	223	(402,245)

Taxes on income	33	(60,364)
Net income (loss)	€190	€(342,061)

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Balance Sheet (audited) (€)

	2021	2020
Assets
Current assets
Cash and cash equivalents	€92,808	414,366
Accounts receivable	11,387	19,810
Other receivables	46,189	13,456
Inventory	14,940	16,255
	165,324	463,887
Non-current assets
Property, plant and equipment net	7,271	5,057
Right of use asset	255,954	319,942
Deferred tax asset	125,523	125,557
Intangible assets	499,439	165,029
	888,187	615,585

Total assets	€1,053,511	€1,079,472

Liabilities
Current liabilities
Trade payables	€53,244	25,976
Other payable with related party	90,000	-
Taxes and social securities payable	84,857	5,937
Current portion of lease liability	60,603	62,607
Other current liabilities	645,553	805,285
	934,257	899,805
Non-current liabilities
Lease liability, net of current portion	196,732	257,335
	196,732	257,335

Total liabilities	1,130,989	1,157,140

Shareholders’ equity
Share capital	€10	10
Reserves	(77,488)	(77,678)
Total shareholders’ equity	(77,478)	(77,668)

Total shareholders’ equity and liabilities	€1,053,511	€1,079,472

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RISK FACTORS

An investment in our securities carries a significant degree of risk. You should carefully consider the following risks, as well as the other information contained in this prospectus, including our historical financial statements and related notes included elsewhere in this prospectus, before you decide to purchase any ordinary shares, units, or warrants pursuant to this offering. Any one of these risks and uncertainties has the potential to cause material adverse effects on our business, prospects, financial condition and operating results which could cause actual results to differ materially from any forward-looking statements expressed by us and a significant decrease in the value of our ordinary shares. Refer to “Special Note Regarding Forward-Looking Statements”.

We may not be successful in preventing the material adverse effects that any of the following risks and uncertainties may cause. These potential risks and uncertainties may not be a complete list of the risks and uncertainties facing us. There may be additional risks and uncertainties that we are presently unaware of, or presently consider immaterial, that may become material in the future and have a material adverse effect on us. You could lose all or a significant portion of your investment due to any of these risks and uncertainties.

Risks Related to Our Business

We are an early-stage company with a short operating history and a relatively new business model in an emerging and rapidly evolving market, which makes it difficult to evaluate our future prospects. As with any company, an investment in our securities is risky and could result in a complete loss of your investment if we are unsuccessful in our business plans.

We are an early-stage company, founded in 2016 and bringing our first commercial product, itself a world first-of-its-kind product, to market in 2019. Our product introduction was adversely affected by the outbreak of COVID-19 and the ensuing economic slowdown in 2020. Nevertheless, we achieved our first full year’s profit in 2021 of €190 as compared with a (€342,061) loss in 2020. Going forward, our ability to be profitable will turn on our ability to (a) maintain the commercial utility of our product, and (b) market and sell it. Failure to do so could force us to seek additional capital through loans or additional sales of our equity securities, which could dilute the value of any securities you hold or could result in the loss of your entire investment, or result in the possible closure of our business.

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There is substantial doubt about our ability to continue as a going concern.

For the years ended December 31, 2021 and 2020, we incurred a net profit of €190 and a net loss of €(342,061) respectively. Although our Company generated a net profit for the year ended December 31, 2021 of €72,500, which includes grant subsidies received from local municipalities, our current liabilities exceeded our current assets by €768,933. These conditions raise substantial doubt about our ability to continue as a going concern. Our independent registered public accounting firm, Turner, Stone & Company, L.L.P. (Turner Stone), included an explanatory paragraph in its report on our financial statements as of, and for the year ended December 31, 2021, describing the existence of substantial doubt about our ability to continue as a going concern.

We will need to raise additional funds. There can be no assurance that we will be able to secure any needed funding, or that if such funding is available, the terms or conditions would be acceptable to us. If we are unable to obtain additional financing when it is needed, we will need to restructure our operations and possibly divest all or a portion of our business. We may seek additional capital through a combination of private and public equity offerings and debt financings. Debt financing, if obtained, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, and could increase our expenses, require that our assets secure such debt, or provide for high interest rates, discounted conversion prices, or other unfavorable terms. Equity financing, if obtained, could result in dilution to our then-existing stockholders and/or require such stockholders to waive certain rights and preferences. If we are unsuccessful in securing additional funding, we may be required to cease operations which could result in our shareholders losing all or almost all of their investment.

If sufficient demand for our products does not develop, or takes longer to develop than we anticipate, our revenue generation may not keep pace with our operating expenditure.

Since inception we have channeled the great majority of our time and financial resources into product development, with very little time spent and resources used on sales and practically no financial resources at all on marketing. As a consequence (and with the added complication of COVID-19 lockdowns in our first full year of commercial operations in 2020), we have not yet achieved successful large-scale commercialization of our ASV products. The commercial viability of our products is not fully proven and our products may not be accepted in the market or become commercially viable. In addition, if we are not successful in commercializing our products, or are significantly delayed in doing so, our business, financial condition and results of operations will be materially adversely affected.

As a technology-led business, we will require significant capital in the short-term to successfully execute our proposed business plan.

To carry out our proposed business plan for the next twelve months, we calculate that we will need to invest €3 million (approximately $3 million at current spot rate). If the funds from this offering are insufficient to cover this investment, we will need to raise additional funds, either through a further equity security sale or via debt. If this were to happen, it may impact the value of your investment in the near-term. If additional financing is not available on acceptable terms, we may not be able to fund our on-going operations or any future expansion of our business, develop or enhance our products or services, or respond effectively to competitive pressures. The inability to raise additional capital in the future may force us to curtail future business opportunities or cease operations entirely, which would have a material affect on our business, results of operations and financial condition.

We may not be able to meet our growth plans and expansion objectives.

We may not be able to develop our products or implement the other features of our business strategy at the rate or to the extent presently planned. Our projected growth will place a significant strain on our administrative, operational, and financial resources. If we are unable to successfully manage our future growth, establish and continue to upgrade our operating and financial control systems, recruit and hire necessary personnel, or effectively manage unexpected expansion difficulties, our financial condition and results of operations could be materially and adversely affected.

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Inadequate internal controls, especially as regards to financial reporting and general governance, could harm our business and financial results.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a system designed to provide reasonable assurance regarding the reliability of financial reporting, in accordance with accounting principles generally accepted in the United States. Such internal controls include and are not limited to: maintaining records that accurately and fairly reflect our transactions, to an acceptable level of detail; keeping transaction records that support the clear and unambiguous preparation of our financial statements; ensuring that managers understand their mandates and authorizations for any acquisition, use or disposition of company assets; ensuring that expenditures are made in accordance with management authorization, and that appropriate proof of expenditure is recorded; and ensuring that any unauthorized acquisition, use or disposition of company assets is either prevented outright, or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Our growth and entry into new diagnostic tests, technologies and markets will place significant additional pressure on our system of internal control over financial reporting. Any failure to maintain an effective system of internal control over financial reporting could limit our ability to report our financial results accurately and timely or to detect and prevent fraud.

Global economic conditions could adversely impact demand for our products and services.

Our operations and performance depend on the surrounding economic context. Global financial conditions continue to be subject to volatility arising from extraordinary international geopolitical developments, such as the war in Ukraine, and the recovery from the economic recession caused by COVID-19. Risks to us include:

●	customers may postpone purchases of our products and services in response to tighter credit, unemployment, or other negative financial news;

●	third-party suppliers may face temporary difficulties in timeous delivery of component parts to us, which may reduce our margins and profitability; and

●	access to public financing and credit may decline as investors and lenders start to become more pessimistic.

We believe our products serve a need (clean and healthy water) that transcends temporary geopolitical or fiscal turbulence. We intend to have at least two suppliers for each critical component part of our products so that, if one supplier were to suspend or cease operations, we would not be forced to suspend production. There can no assurance, however, that we will not be forced to suspend production, which could have a material adverse effect on our production or the cost of such production; and accordingly, on our business, results of operations or financial condition.

Access to public financing and credit can be negatively affected by the effect of these events on Dutch, European, U.S. and global credit markets. The health of the global financing and credit markets may affect our ability to obtain equity or debt financing in the future and the terms at which financing or credit is available to us. These instances of volatility and market turmoil could adversely affect our operations and the trading price of our ordinary shares.

Changes to trade policy, tariffs, and import/export regulations may have a material adverse effect on our business, financial condition, and results of operations.

Changing geopolitics, as well as domestic policy changes, may force greater restrictions and economic disincentives on international trade which could adversely affect our business. Such changes have the potential to adversely impact the global and local economies, our industry and global demand for our products and, as a result, could have a material adverse effect on our business, financial condition and results of operations.

Our business plan for the next three years, including specific deployment of the fundraise from this initial public offering, puts our commercial focus squarely on the United States and European markets. We also plan to establish a manufacturing hub in the United States, specifically to limit the risk attached to import/export regulation in the U.S. However, there can no assurance our efforts will mitigate these risks.

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Fluctuations in currency exchange rates may impact our results of operations.

We are a Dutch company and we conduct our business in the local currency, the Euro. As a result, we are exposed to an exchange rate risk between the U.S. dollar and the Euro. The exchange rates between these currencies in recent years have fluctuated significantly and may continue to do so in the future. An appreciation of the Euro against the U.S. dollar could increase the relative cost of our products outside of Europe, which could lead to decreased sales. Conversely, to the extent that we are required to pay for goods or services in U.S. dollars, the depreciation of the Euro against the U.S. dollar would increase the cost of such goods and services.

We do not hedge our currency exposure and, therefore, we incur currency transaction risk whenever we enter into either a purchase or sale transaction using a currency other than the Euro. Given the volatility of exchange rates, we might not be able to effectively manage our currency transaction risks, and volatility in currency exchange rates might have a material adverse effect on our business, financial condition or results of operations.

Unfavorable weather conditions may have a material adverse effect on our business, financial condition, and results of operations.

Adverse weather conditions in any year in any particular geographic region may adversely affect sales in that region. Unseasonably cool weather, excessive rainfall, reduced rainfall levels, or drought conditions during these periods may close locations or render areas dangerous or inconvenient, thereby generally reducing consumer demand for our products. Our annual results would be materially and adversely affected if our net sales were to fall below expected seasonal levels during these periods. We may also experience more pronounced seasonal fluctuation in net sales in the future as we continue to expand our businesses. Additionally, to the extent that unfavorable weather conditions are exacerbated by global climate change or otherwise, our sales may be affected to a greater degree than we have previously experienced.

We may be subject to supply chain disruptions due to the military conflict between Russia and Ukraine.

In recent months, as a result of the war in Ukraine, we have experienced some minor disruptions to our supply chain as certain components have been harder to source or have had longer delivery times, although, as of the date of this prospectus, we have managed our supply chain arrangements to avoid prolonged issues. As stated earlier in this document, we build resilience into our supply chain by having at least two suppliers for each critical component, which reduces the impact of this particular risk. However, the global economy, including credit and financial markets, has experienced extreme volatility and disruptions as a result of the ongoing conflict between Ukraine and Russia, as well as challenges arising from the ongoing COVID-19 pandemic, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, increases in inflation rates and uncertainty about economic stability. We could suffer inflationary pressure in our business such as through the increased costs of the supplies that we use to manufacture our products, distributing our products to all of our customers where we do business. Any such volatility and disruptions could have adverse consequences on us or the third parties upon whom we rely.

Risks Related to Our Incorporation in the Netherlands

Your ability to protect your rights through the U.S. federal courts may be limited because we are incorporated under the laws of the Netherlands, a substantial portion of our assets are in the European Union and a majority of our directors and executive officers reside outside the United States.

We are incorporated in and constituted under the laws of the Netherlands. Our current officers and directors reside in the European Union (the Netherlands) and the United Kingdom, and a substantial portion of our and their assets are located in these countries. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons against us or these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is substantial doubt as to the enforceability in the Netherlands against us or against any of our directors, officers and the experts named in this prospectus who are not residents of the United States, in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities based solely upon the civil liability provisions of the U.S. federal securities laws. In addition, shareholders in Dutch corporations may not have standing to initiate a shareholder derivative action in U.S. federal courts.

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We do not comply with all the provisions of the Dutch Corporate Governance Code (DCGC). This may affect your rights as a shareholder.

As a Dutch company, we are subject to the DCGC. The DCGC contains both principles and best practice provisions for management boards, supervisory boards, shareholders and general meetings of shareholders, financial reporting, auditors, disclosure, compliance and enforcement standards. The DCGC applies to all Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere, including Nasdaq. The principles and best practice provisions apply to the board (in relation to role and composition, conflicts of interest and independency requirements, board committees and remuneration), shareholders and the general meeting of shareholders (for example, regarding anti-takeover protection and obligations of the Company to provide information to its shareholders) and financial reporting (such as external auditor and internal audit requirements). We do not comply with all the provisions of the DCGC. This may affect your rights as a shareholder and you may not have the same level of protection as a shareholder in a Dutch company that fully complies with the DCGC.

United States civil liabilities may not be enforceable against us.

Service of process upon us and upon our directors and officers and certain experts named in this prospectus, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

There is no treaty between the United States and the Netherlands for the mutual recognition and enforcement of liabilities (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would only be enforceable in the Netherlands if a Dutch court has granted leave to enforce the relevant judgment. A Dutch court will grant leave to enforce, without a review on the merits of the underlying claim, if it finds: (i) that judgment resulted from legal proceedings compatible with Dutch notions of due process, (ii) that judgment does not contravene public policy of the Netherlands and (iii) the jurisdiction of the United States federal or state court has been based on internationally accepted principles of private international law. If a Dutch court does not grant leave to enforce a U.S. judgment against us, claimants would be required to litigate the relevant claim before a Dutch court of competent jurisdiction and, if successful, then seek enforcement of the Dutch court’s decision. Based on the foregoing, there can be no assurance that U.S. investors will be able to enforce against us or members of our board of directors, officers or certain experts named herein who are residents of the Netherlands or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws. In addition, there is doubt as to whether a Dutch court would impose civil liability on us, the members of our board of directors, our officers or certain experts named herein in an original action predicated solely upon the U.S. federal securities laws brought in a court of competent jurisdiction in the Netherlands against us or such members, officers or experts, respectively.

The rights of shareholders in a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) differ in material respects from the rights of shareholders of corporations incorporated in the United States.

We are a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) with our registered office in the Netherlands. Our corporate affairs are governed by the laws governing private companies with limited liability formed in the Netherlands set forth in the Dutch Civil Code, the DCGC, its Articles of Association, the Rules of Procedure of its Supervisory Board and the Rules of Procedure of its Management Board. The rights of our shareholders may be different from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions.

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In addition, rights of shareholders and the responsibilities of members of our Management Board and Supervisory Board may differ from the rights of shareholders and the duties of directors of U.S. corporations. In the performance of their duties, our Management Board and Supervisory Board are required by Dutch law to consider our interests and the interests of our shareholders, employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness.

Dutch and European insolvency laws are substantially different from U.S. insolvency laws and may offer our shareholders less protection than they would have under U.S. insolvency laws.

As a private company with limited liability under the laws of the Netherlands (besloten vennootschap met beperkte aansprakelijkheid), we are subject to Dutch insolvency laws in the event any insolvency proceedings are initiated against us including, among other things, Regulation (EU) 2015/848 of the European Parliament and of the Council of May 20, 2015 on insolvency proceedings as of June 2017. Should courts in another European country determine that the insolvency laws of that country apply to us or our principal operating subsidiaries in accordance with and subject to such EU regulations, the courts in that country could have jurisdiction over the insolvency proceedings initiated against us. Insolvency laws in the Netherlands or the relevant other European country, if any, may offer our shareholders less protection than they would have under U.S. insolvency laws and make it more difficult for them to recover the amount they could expect to recover in a liquidation under U.S. insolvency laws.

Risks Related to Our Technology and Business Strategy

Our revenue model is a combination of high-technology hardware (the ASV drones) and data (SaaS: software-as-a-service). This is unusual, and requires us to be “doubly specialized” in our operations, adept at running both a hardware-led and a software-led type of organization.

Our revenue model is two-prong: there is sale or lease of our ASV drones, and there is SaaS (software-as-a-service) subscription revenue. These are two very distinct types of product, each of which requires a specific type of organization to develop, sell and deliver the product. In short, we will require a hardware engineering team, a software engineering team, a sales team that is equally comfortable selling high-end hardware and quantitative big data, and an account management team that is equally comfortable dealing with public sector and private sector cultures.

Failure by customers to deploy or use our ASVs correctly may impair our brand.

The success of our brands depends upon the positive image that consumers have of those brands and maintaining a good reputation is critical to selling our branded products. As with any new technology, our brand and public relations depends to greater or lesser extent on how effectively our initial customers use their WasteShark ASVs. A poor customer experience would lead to poor word-of-mouth, and so on. Conversely, where customers find their ASVs easy to use and effective in operation, our brand grows. If we are not able to establish, maintain and strengthen our brands, we may lose the opportunity to build our customer base.

We have designed our ASVs to be as simple to use, and as simple to maintain, as possible. We have striven to design a product that can be used “out of the box” anywhere in the world, regardless of language or education level. In addition, we rely on our sales and account management teams, who are responsible for ensuring the necessary transfer of knowledge to customers. However, there can be no assurance that we will be successful in reducing those risks associated with the use of our ASVs.

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Our targeted markets are highly competitive. We compete against incumbent solutions already being utilized by our customers and potential customers. If we are unable to compete effectively, we may be unable to increase our revenues and achieve or maintain profitability.

Some of our current and potential competitors have greater financial, technical, manufacturing, marketing and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale and support of their products. While we are currently ahead and have focused on waste removal specifically, investment in commercial growth and market share is essential. In addition, many of these companies have longer operating histories and greater name recognition than we do, although they have only recently started to enter the ASV market. Our competitors may be in a stronger position to respond quickly to new technologies and may be able to design, develop, market and sell their products more effectively.

We expect competition in our industry to intensify in the future in light of increased demand for climate change solutions and clean water. Our ability to successfully compete in our industry will be fundamental to our future success. We might not be able to compete successfully in our market. If our competitors introduce new products that compete with or surpass the quality, price or performance of our drones or services, we may be unable to satisfy existing customers or attract new customers at the prices and levels that would allow us to generate attractive rates of return on our investment. Increased competition could result in price reductions and revenue shortfalls, loss of customers and loss of market share, which could harm our business, prospects, financial condition and operating results. If we are unable to respond effectively to such competitive forces, our business, financial condition and results of operations could be adversely affected. Our targeted markets are subject to their own inherent risks, and if those risks should materialize, then our business, financial condition and results of operations could be adversely affected.

We market our products in multiple international regions, which makes our approach-to-market more complex than if we were operating in only one region.

We sell our products all over the world, and we are therefore subject to risks associated with having international operations. Risks inherent in international operations include, but are not limited to, the following:

●	changes in macro-economic and socio-political contexts in the countries in which we sell or deliver product;
●	changes in laws or regulatory requirements, including those with respect to autonomous vessels, environmental protection, permitting, export duties and quotas;
●	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries;
●	difficulty in obtaining or enforcing intellectual property rights; and
●	difficulty in enforcing agreements in foreign legal systems.

Our business in foreign markets requires us to respond to rapid changes in market conditions in these countries. Our overall success as a global business depends, in part, on our ability to succeed in differing legal, regulatory, economic, social and political conditions. We may not be able to develop and implement policies and strategies that will be effective in each location where we do business, which in turn could adversely affect our business, financial condition and results of operations. The current economic environment, particularly the macroeconomic pressures in certain European countries, may increase these risks.

The nature of our ASV product means that certain hazards and risks are inherent to the product - this is intrinsic to the maritime / water environment in which our ASV operates.

The nature of our ASV product - the problems that our ASV solves and the environments that our ASV works in - mean that there are intrinsic hazards and risks, inherent to the building, testing and deployment of our products. These include: injury or fatality to animal life; damage to other vessels or property; personal injury to a human operator or, in the absolute extreme, loss of human life. Hypothetically, some of these risks may be uninsurable or, if liability does indeed fall to us, a claim may exceed our insured coverage.

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We have designed our ASVs to minimize the likelihood of such risks ever materializing:

●	to date there has been no reported animal injury or mortality, anywhere in the world, attributable to one of our ASVs
●	similarly, there has been no reported human injury of any kind, anywhere in the world, attributable to one of our ASVs
●	our ASVs have collision avoidance systems, designed to prevent contact with other vessels, fixed property, or humans; where contact does occur, our ASVs are deliberately designed to minimize the possibility of any damage; to date there has been no damage to vessels or property, anywhere in the world, attributable to one of our ASVs

However, there can be no assurance that these measures will mitigate these risks. The occurrence of a significant accident or other risk event or hazard that is not fully covered by insurance could materially and adversely affect our business and financial results and, even if fully covered by insurance, could materially and adversely affect our business due to the impact on our reputation for safety.

WasteShark™ is a new product and we do not have a sufficient operating history to know if actual performance will meet our customer’s expectations over the ASV’s entire useful life.

To date, we have manufactured fewer than 100 WasteShark ASVs for commercial sale. As a result, our ASVs do not yet have a sufficient operating history to confirm that actual performance will consistently meet the designed and predicted performance over the entirety of the ASV’s useful life. The technology has a theoretical capability which is not yet demonstrated at large commercial volume. If our products are ultimately shown to be infeasible, we may not be able to meet our corporate goals, which could materially and adversely affect our business and financial results.

Problems with the quality or performance of our products would adversely affect our business, financial condition and results of operations.

Our agreements with customers include limited warranties with respect to the quality and performance of our products. Because of the limited operating history of our products, we have been required to make analytical assumptions regarding the durability, reliability and performance of the products, and we may not be able to predict whether and to what extent we may be required to perform under the limited warranties that we give our customers. Our assumptions could prove to be materially different from the actual performance of our products, causing us to incur expense to repair or replace defective systems.

Our warranties are written based on our fullest knowledge and best available data. Further, we continually monitor and evaluate the performance of our ASVs in their live environments using the RanMarine Connect portal (through which ASV data and telemetry can be viewed in real-time) so where a component part inside our ASVs is not performing to expectation, we will be able to adjust future warranty agreements accordingly. There can be no assurance, however, that our efforts will be successful in mitigating these risks, and any widespread product failures could adversely affect our business, financial condition and results of operations.

Long-term success depends, in part, on technology innovation; failure to innovate could adversely impact our business prospects.

Although we believe we have first-mover advantage in our target market, our future growth depends in part on maintaining our competitive advantage with our current products in new and existing markets, as well as our ability to develop new products and technologies to serve such markets. To the extent that competitors develop competitive products and technologies, or new products or technologies that achieve higher customer satisfaction, our business prospects could be adversely impacted. In addition, regulatory approvals for new products or technologies may be required, and these approvals may not be obtained in a timely or cost effective manner, adversely impacting our business prospects.

If licensing, certification or some other form of regulatory approval is required but not obtained, this could adversely affect our business, financial condition and results of operation.

As we innovate and expand our product suite, regulatory approvals for new products or technologies may be required in certain jurisdictions. Where such approval is not acquired, it would become more difficult for us to penetrate that market, which could adversely impact our business, financial condition and results of operation.

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At present we are not aware of any licensing or certification requirements, anywhere in the world, to operate our ASVs. Similarly, we are not currently aware of any bodies of water that are by default closed to our ASVs, except where there is a question of national security (e.g., unauthorized vehicles are normally prohibited around military installations).

Further, to date we have deliberately avoided doing business in or seeking to penetrate any jurisdictions that might be hostile or unduly costly to our product model or our revenue model (in other words: jurisdictions where the regulatory environment reduces the commercial value of our offering or threatens the commercial viability of our company) and we reserve the right to continue to do this.

Risks Related to Intellectual Property

If we are unable to obtain or maintain intellectual property rights relating to our products, the commercial value of our products may be adversely affected, which could in turn adversely affect our business, financial condition and results of operations.

Our success and ability to compete depends in part upon our ability to obtain protection in the U.S. and other countries for our products by establishing and maintaining intellectual property rights relating to or incorporated into our technology and products.

We have active patent and trademark registrations with the World Intellectual Property Organization (WIPO) and in the Netherlands, the European Union, the Benelux Union, India, Japan, Singapore, Australia, New Zealand and the United States. The international patent and trademark registrations with WIPO provides protection in up to 128 member countries.

Further, we have patent and trademark applications pending in multiple jurisdictions. More detail is provided in the Intellectual Property section below.

Changes in either patent or trademark laws or in interpretations of patent or trademark laws in the U.S. and other countries may diminish the value of our intellectual property or narrow the scope of our intellectual property protection. (We consider the likelihood of this risk to be low; modern economies depend on intellectual property (“IP”) rights and we think it unlikely this framework would be disrupted.)

In certain jurisdictions, protection and enforcement of intellectual property rights can be difficult (or impossible). To date we have avoided doing business in such jurisdictions, and we reserve the right to continue to do this.

If we are unable to protect the confidentiality of our proprietary information and know-how, the value of our products could be adversely affected, which could in turn adversely affect our business, financial condition and results of operations.

In addition to patented technology, we rely upon unpatented proprietary technology, processes and know-how. We generally seek to protect such information and trade secrets by either or both of (a) confidentiality agreements with our employees, partners, consultants and third parties, and (b) not declaring the trade secrets at all. While non-disclosure agreements may be breached, and remedies for any such breach may be inadequate, our standard non-disclosure agreement does create joint and several liability across multiple stakeholders, which maximizes our chances of successfully enforcing the agreement.

If we infringe or are alleged to have infringed upon intellectual property rights of third parties, our business, financial condition and results of operations could be adversely affected.

Our products or use of our trademarks may infringe, or be claimed to infringe, upon patents, patent applications or trademarks under which we do not hold licenses or other rights. Third parties may own or control these patents, patent applications or trademarks in the U.S. and abroad, and may bring claims against us that would cause us to incur litigation expense and, if successfully asserted against us, possible damages.

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In mitigation of this risk: we pay very careful attention to intellectual property rights, as this is central to our corporate success. At present we do not license any intellectual property from any third parties, anywhere in the world - put differently: all intellectual property inside our product suite is owned by us - and it is our explicit intention and strategy to continue in this fashion. To date we have not faced any claim for an alleged infringement of some other party’s intellectual property rights.

In addition to infringement claims against us, we may become a party to other types of patent or trademark litigation, including proceedings declared by the U.S. Patent and Trademark Office and proceedings in the European Patent Office, regarding intellectual property rights with respect to technology that may have been developed using government funding (sometimes also known as “march-in rights”). To date we have not faced any such demand or litigation and we do not foresee it in the future. If we were to accept funding that might create an opportunity for march-in rights, we would ensure adequate royalty compensation prior to accepting the funding.

Risks Related to this Offering and Our Securities

A sustained, active trading market for our securities may not develop or be maintained, which may limit investors’ ability to trade our securities.

As we are in our early stage of development, an investment in our company will likely require a long-term commitment, with no certainty of return. There is currently no trading market for our securities and while we expect that, after this initial public offering, an active market for our securities will indeed develop and be sustained into the future, we cannot guarantee this. In the absence of an active trading market, investors may have difficulty buying and selling our securities.

The lack of an active market impairs your ability to sell your securities at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your securities. An inactive market may also impair our ability to raise capital to continue to fund operations by selling securities and may impair our ability to acquire additional assets by using our securities as consideration.

The market price of our ordinary shares may be volatile and may fluctuate in a way that is disproportionate to our operating performance.

Currently, there is no public market for our ordinary shares or warrants. Although we will not close this offering unless our application to list our ordinary shares and warrants on the Nasdaq Capital Market is approved, such listing might not result in significant volume, a per-ordinary-share market price in excess of the per-ordinary-share price in this offering, or per-ordinary-share price stability. The value of your investment could decline due to the impact of any of the following factors:

●	sales or potential sales of substantial amounts of our ordinary shares;
●	announcements about us or about our competitors;
●	litigation and other developments relating to our intellectual property or other proprietary rights or those of our competitors;
●	governmental regulation and legislation;
●	variations in our anticipated or actual operating results;
●	change in securities analysts’ estimates of our performance, or our failure to meet analysts’ expectations;
●	change in general economic trends; and
●	investor perception of our industry or our prospects.

Many of these factors are beyond our control. These fluctuations often have been unrelated or disproportionate to the operating performance of these companies. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. A broad or active public trading market for our ordinary shares may not develop or be sustained.

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Investors in this offering will experience immediate dilution in net tangible book value.

You will incur immediate dilution in this initial public offering, as a consequence of the underwriter’s discounts and commissions, plus the general expenses of this offering, payable by us. Accordingly, should we be liquidated at our book value before the business has had sufficient time to recoup these costs, you would not receive the full amount of your investment. See “Dilution” for a more complete description of how the value of your investment will be diluted upon the completion of this offering.

Warrants are speculative in nature.

The warrants included in this offering do not confer any rights of ordinary share ownership on their holders, such as voting rights or the right to receive dividends, but rather merely represent the right to acquire our ordinary shares at a fixed price for a limited period of time. Specifically, commencing on the date of issuance, holders of the warrants may exercise their right to acquire ordinary shares at a specified price prior to five years from the date of issuance, after which date any unexercised warrants will expire and have no further value. Until holders of the warrants acquire ordinary shares upon exercise of the warrants, the holders will have no rights with respect to the ordinary shares issuable upon exercise of the warrants. Upon exercise of the warrants, the holder will be entitled to exercise the rights of a shareholder as to the security exercised, only as to matters for which the record date occurs after the exercise. Moreover, following this offering, the market value of the warrants is uncertain and there can be no assurance that the market value of the warrants will equal or exceed their public offering price. There can be no assurance that the market price of our ordinary shares will ever equal or exceed the exercise price of the warrants, and consequently, whether it will ever be profitable for holders of the warrants to exercise the warrants.

Provisions of the warrants offered by this prospectus could discourage an acquisition of us by a third party.

Certain provisions of the warrants offered by this prospectus could make it more difficult or expensive for a third party to acquire us. The warrants prohibit us from engaging in certain transactions constituting “fundamental transactions” unless, among other things, the surviving entity assumes our obligations under the warrants. Such provisions of the warrants offered by this prospectus could deter or prevent a third party from acquiring us, for the duration of the warrants.

We intend to pay dividends, but this cannot be guaranteed.

We were founded in 2016 and we have not paid any cash or stock dividends to date. While we do intend to pay dividends in the future, such dividends are not currently planned for the foreseeable future. We consider this to be fiscally prudent, as we expect ongoing product investment in the coming three years and, to the extent that we require additional funding currently not provided for in our financing plan, our funding sources may prohibit the payment of any dividends. Because we do not intend to declare dividends in the near term, any gain on your investment in the near term will need to result from an appreciation in the price of our ordinary shares. For further information, see “Dividend Policy.”

The Financial Industry Regulatory Authority (FINRA) sales practice requirements may limit your ability to buy and sell our ordinary shares, which could depress the price of our ordinary shares.

FINRA rules require broker-dealers to have reasonable grounds for believing that an investment is suitable for a customer before recommending that investment to the customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status and investment objectives, among other things. Under interpretations of these rules, FINRA believes that there is a high probability such speculative low-priced securities will not be suitable for at least some customers. Thus, FINRA requirements may make it more difficult for broker-dealers to recommend that their customers buy our ordinary shares and warrants, which may limit your ability to buy and sell our ordinary shares and warrants, have an adverse effect on the market for our ordinary shares and warrants and, thereby, depress their market prices.

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Volatility in our ordinary shares price may subject us to securities litigation.

The market for our ordinary shares may have, when compared to seasoned issuers, significant price volatility, and we expect that our share price may continue to be more volatile than that of a seasoned issuer for the immediate future. In the past, plaintiffs have initiated class action securities litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section entitled “Use of Proceeds”, and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. As with all management decisions, failure by our management to apply these funds effectively could harm our business.

There is currently no established trading market for our securities; further, our securities will be subject to potential delisting if we do not maintain the listing requirements of the Nasdaq Capital Market.

This offering constitutes our initial public offering of our ordinary shares and warrants. No public market for these securities currently exists. We intend to apply to list the ordinary shares and warrants on the Nasdaq Capital Market, or Nasdaq. An approval of our listing application by Nasdaq will be subject to, among other things, our fulfilling all of the listing requirements of Nasdaq. Even if these shares are listed on Nasdaq, there can be no assurance that an active trading market for these securities will develop or be sustained after this offering is completed. The initial offering price has been determined by negotiations among the lead underwriter and us. Among the factors considered in determining the initial offering price were our future prospects and the prospects of our industry in general, our revenue, net income and certain other financial and operating information in recent periods, and the financial ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. However, there can be no assurance that following this offering our ordinary shares and warrants will trade at a price equal to or greater than the offering price.

In addition, Nasdaq has rules for continued listing, including, without limitation, minimum market capitalization and other requirements. Failure to maintain our listing (becoming delisted) would make it more difficult for shareholders to dispose of our securities and more difficult to obtain accurate price quotations on our securities. This could have an adverse effect on the price of our ordinary shares and warrants. Our ability to issue additional securities for financing or other purposes, or otherwise to arrange for any financing we may need in the future, may also be materially and adversely affected if our ordinary shares, warrants and/or other securities are not traded on a national securities exchange.

Our ability to have our securities traded on Nasdaq is subject to us meeting applicable listing criteria.

We have applied for our ordinary shares and warrants to be listed on Nasdaq, a national securities exchange. Nasdaq requires companies desiring to list their common stock to meet certain listing criteria including total number of shareholders: minimum stock price, total value of public float, and in some cases total shareholders’ equity and market capitalization. Our failure to meet such applicable listing criteria could prevent us from listing our ordinary shares and warrants on the Nasdaq. In the event we are unable to have our shares traded on Nasdaq, our ordinary shares and warrants could potentially trade on the OTCQX or the OTCQB, each of which is generally considered less liquid and more volatile than the Nasdaq. Our failure to have our shares or warrants traded on the Nasdaq could make it more difficult for you to trade our shares or warrants, could prevent our ordinary shares and warrants from trading on a frequent and liquid basis and could result in the value of our ordinary shares and warrants being less than it would be if we were able to list our shares and warrants on the Nasdaq.

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We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to U.S. domestic public companies, including:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;
●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;
●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;
●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;
●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and
●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

This means that our shareholders may not have access to certain information they may deem important and are accustomed to receiving from domestic U.S. reporting companies.

As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements.

For as long as we remain an “emerging growth company”, as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders may be left without information or rights available to shareholders of more mature companies.

We incur significant costs as a result of being a public company, which costs will grow after we cease to qualify as an “emerging growth company.”

We incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the Nasdaq Capital Market, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the end of the fiscal year in which the fifth anniversary of this offering occurs, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

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Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an emerging growth company, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors (“Board of Directors”) or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

If we are, or were to become, a passive foreign investment company (PFIC) for U.S. federal income tax purposes, U.S. investors in our ordinary shares would be subject to certain adverse U.S. federal income tax consequences.

In general, a non-U.S. corporation will be a PFIC for any taxable year if (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. We do not expect to be a PFIC in the current taxable year or in the foreseeable future. However, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were a PFIC for any taxable year during which a U.S. investor held ordinary shares, such investor would be subject to certain adverse U.S. federal income tax consequences, such as ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, an additional interest charge on certain taxes treated as deferred, and additional reporting requirements under U.S. federal income tax laws and regulations. If we are characterized as a PFIC, a U.S. investor may be able to make a “mark-to-market” election with respect to our ordinary shares that would alleviate some of the adverse consequences of PFIC status. Although U.S. tax rules also permit a U.S. investor to make a “qualified electing fund” election with respect to the shares of a non-U.S. corporation that is a PFIC if the non-U.S. corporation provides certain information to its investors, we do not currently intend to provide the information that would be necessary for a U.S. investor to make a valid “qualified electing fund” election with respect to our ordinary shares.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains statements that constitute “forward-looking statements”. Any statements that are not statements of historical facts may be deemed to be forward-looking statements. These statements appear in a number of different places in this prospectus and, in some cases, can be identified by words such as “anticipates”, “estimates”, “projects”, “expects”, “contemplates”, “intends”, “believes”, “plans”, “may”, “will”, or their negatives or other comparable words, although not all forward-looking statements contain these identifying words. Forward-looking statements in this prospectus may include, but are not limited to, statements and/or information related to: strategy, future operations, projected production capacity, projected sales or rentals, projected costs, expectations regarding demand and acceptance of our products, availability of material components, trends in the market in which we operate, and plans and objectives of management.

We believe that we have based our forward-looking statements on reasonable assumptions, estimates, analysis and opinions made in light of our experience and our perception of trends, current conditions and expected developments, as well as other factors that we believe to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Although management believes that the assumption and expectations reflected in such forward-looking statements are reasonable, we may have made misjudgments in preparing such forward-looking statements. Assumptions have been made regarding, among other things: our expected production capacity; labor costs and material costs, no material variations in the current regulatory environment and our ability to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

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The forward-looking statements, including the statements contained in the sections entitled Risk Factors, Description of Business and Management’s Discussion and Analysis of Financial Conditions and Results of Operations and elsewhere in this prospectus, are subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking statements.

Although management has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Forward-looking statements might not prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking statements or we may have made misjudgments in the course of preparing the forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. We wish to advise you that these cautionary remarks expressly qualify, in their entirety, all forward-looking statements attributable to our Company or persons acting on our Company’s behalf. We do not undertake to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements, except as, and to the extent required by, applicable securities laws. You should carefully review the cautionary statements and risk factors contained in this prospectus and other documents that we may file from time to time with the securities regulators.

USE OF PROCEEDS

Assuming the sale of [________] units in this offering at a price of $[___] per unit, after deducting the estimated underwriting discounts and commissions and offering expenses payable by us, and assuming no exercise of the underwriter’s over-allotment option, we estimate that the net proceeds to us from the sale of our units in this offering will be approximately $[________]. If the underwriter exercises its over-allotment option in full, our net proceeds will be approximately $[________].

We currently expect to use the net proceeds from this offering (assuming no exercise of the underwriter’s over-allotment option) to [for the purposes of supporting our facilities, developing our product line and equipment, continued research and development, sales and marketing,]4 and for general corporate purposes.

The expected use of net proceeds of this offering represents our current intentions based upon our present plan and business conditions. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering. We will have broad discretion in the application of the net proceeds in the category of “for general corporate purposes,” and investors will be relying on our judgment regarding the application of the proceeds of this offering. Depending on the outcome of our business activities and other unforeseen events, our plans and priorities may change and we may apply the net proceeds of this offering in different proportions than we currently anticipate.

DIVIDEND POLICY

We have never paid or declared any cash dividends in the past, and we do not anticipate paying any cash dividends in the foreseeable future. Under Dutch law, we may only pay dividends following the closing of the offering to the extent our shareholders’ equity (eigen vermogen) exceeds the sum of the paid-up and called-up share capital plus the reserves required to be maintained by Dutch law or by our Articles of Association. Subject to such restrictions, the amount of any distributions will depend on many factors, such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our Board of Directors.

We have not yet adopted a formal dividend policy; we may adopt such a policy in the future. In principle we see dividends as a legitimate, desirable and commercially rational way to reward shareholders for their investment risk, provided that the Company is fiscally prudent in declaring and paying out those dividends.

Under Dutch law, the Board of Directors has to give its approval to every proposed dividend or other distribution. It may only deny its approval if it knows or reasonably ought to foresee that the corporation, after such dividend or distribution, shall no longer be able to continue the payment of its due and collectable debts.

3 Note to Draft: to be determined.

4 Note to Company: Confirm anticipated use of proceeds from the offering.

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CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our capitalization as of [ ], 2022:

●	on an actual basis; and

●	on an adjusted basis to give effect to the sale by us of [________] units (excluding any sale of units pursuant to the underwriter’s over-allotment option), at an assumed public offering price of $[___] per unit, after deducting underwriting discounts and commissions and estimated offering expenses.

The pro forma information below is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information appearing elsewhere in this prospectus.

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June 30, 2022
	Actual (Unaudited)	As Adjusted (Unaudited)
Cash and cash equivalents	$

Current assets
Total indebtedness
Stockholders’ equity:
Share capital
Reserves
Additional paid-in capital
Accumulated deficit
Total stockholders’ equity
Total capitalization	$

(1)	Assumes the option to purchase additional securities is not exercised by the underwriter.

(2)	Reflects the sale of ordinary shares in this offering at an assumed initial public offering price of $[●] per share, and after deducting the estimated underwriting discounts, and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing. Additional paid-in capital reflects the net proceeds we expect to receive, after deducting the underwriting discounts and estimated offering expenses payable by us. We estimate that such net proceeds will be approximately $[●].

A $1.00 increase or decrease in the assumed public offering price per share would increase or decrease our pro forma as adjusted cash, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $[________] assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.

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DILUTION

If you invest in our units, your interest in our ordinary shares will be diluted to the extent of the difference between the offering price per unit and the as adjusted net tangible book value per ordinary share after the offering. Dilution results from the fact that the per unit offering price is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares. Our net tangible book value attributable to shareholders at [_________], 2022, was $[________], or approximately $[___] per ordinary share. Net tangible book value per ordinary share as of [________], 2022, represents the amount of total assets less intangible assets and total liabilities, divided by the number of ordinary shares outstanding.

Our pro forma as adjusted net tangible book value of our ordinary shares as of [________], 2022, gives further effect to the sale of ordinary shares at the assumed public offering price of $[_____] per ordinary share, after deducting the underwriting discounts and commissions and estimated offering expenses and assuming the underwriter does not exercise its over-allotment option. We will issue [________] ordinary shares upon completion of the offering (and [________] additional ordinary shares if the over-allotment option is exercised in full). Our pro forma as adjusted net tangible book value as of [________], 2022, which gives effect to the net proceeds from the offering and the issuance of additional shares in the offering, but does not take into consideration any other changes in our net tangible book value after [________], 2022, will be approximately $[________], or $[_____] per ordinary share. This would result in dilution to investors in this offering of approximately $[_____], or approximately [_____]% from the assumed offering price of $[_____] per ordinary share. Pro forma as adjusted net tangible book value per ordinary share would increase to the benefit of present shareholders by $[_____] per share attributable to the purchase of the ordinary shares by investors in this offering.

If the underwriter exercises its option to purchase additional ordinary shares to cover over-allotments in full, the pro forma as adjusted net tangible book value per share after giving effect to our initial public offering would be approximately $[_____] per ordinary share, and the dilution in pro forma net tangible book value per share to investors in our initial public offering would be approximately $[_____] per share.

The following table sets forth the estimated net tangible book value per ordinary share after the offering (assuming no exercise of the over-allotment option) and the dilution to persons purchasing ordinary shares.

	Offering Without Over- Allotment		Offering With Over- Allotment
Offering price per unit	$	[_]	$	[_]
Offering Price	$	[_]	$	[_]
Net tangible book value per ordinary share before the offering	$	[_]	$	[_]
Increase per ordinary share attributable to payments by new investors	$	[_]	$	[_]
Pro forma net tangible book value per ordinary share after the offering	$	[_]	$	[_]
Dilution per ordinary share to new investors	$	[_]	$	[_]

If any ordinary shares are issued upon exercise of outstanding warrants [or options], you may experience further dilution.

A $1.00 increase or decrease in the assumed initial public offering price per unit would increase or decrease our pro forma as adjusted net tangible book value per ordinary share after this offering by approximately $[_____] per ordinary share (or $[_____] per ordinary share if the over-allotment is exercised in full), and increase or decrease the dilution per ordinary share to new investors by approximately $[_____] per ordinary share (or $[_____] per ordinary share if the over-allotment is exercised in full), assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the underwriting discount and estimated offering expenses payable by us.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes to those statements included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations related to future events and our future financial performance that involve risks, uncertainties and assumptions, such as statements regarding our intentions, plans, objectives, expectations, forecasts and projections. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under the section titled “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see the section titled “Special Note Regarding Forward-Looking Statements.”

Overview

RanMarine was formed on March 25, 2016, under the laws of the Netherlands. We aim to empower people and organizations across the planet to restore the marine environment to its natural state. Our data-driven autonomous technology, our patented water drones, create this opportunity by cleaning and monitoring our communal waters. RanMarine’s headquarters are located at Galileistraat 15, 3029 AL Rotterdam, the Netherlands.

Results of Operations

Comparison of the Year Ended December 31, 2021, and 2020

The following table provides financial information for the periods presented:

	Year Ended December 31,
	2021	2020	Change	% Change
Revenue	€254,263	€243,415	€10,848	4%
Cost of sales	188,310	254,449	-66,139	-26%
Gross profit	65,953	-11,034	76,987	-698%
Gross profit percentage	26%	-5%	30%
Sales and marketing	50,337	26,738	23,599	88%
General and administrative	713,786	469,067	244,719	52%
Total operating expenses	764,123	495,805	268,318	54%
Operating income (loss)	-698,170	-506,839	-191,331	38%
Other income	698,393	104,414	593,979	569%
Net income (loss) before taxes	223	-402,425	402,648	-100%
Taxes on income	33	-60,364	60,397	-100%
Net income (loss)	190	-342,061	342,251	-100%

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Sales

Revenue for the year ended December 31, 2021, was €254,263 as compared to €243,415, for the year ended December 31, 2020, an increase of €10,848. This increase was the result of an increase of other sales in 2021.

Our revenue by product and service category is as follows for the periods presented:

	Year Ended December 31,
	2021	2020
[Watershark]	€229,840	€234,803

Other revenue	24,423	8,612
Total Revenue	€254,263	€243,415

Cost of Sales

Cost of Sales for the year ended December 31, 2021, was €188,310 as compared to €254,449 for the year ended December 31, 2020, a 26% decrease. The reduction was the result of a decrease in the pricing of components (as a result of sourcing from suppliers offering better value), and also making use of volume discounts.

Gross Profit

Gross profit increased to €65,953 from €(11,034) for the year ended December 31, 2021, as compared to the year ended December 31, 2020. This increase was due to an increase in sales, an increase in sales margin (unit prices were increased in 2021) and a concurrent reduction in the cost of goods sold.

Sales and Marketing Expenses

Sales and marketing expenses for the year ended December 31, 2021, were €50,337 compared to € 26,738 for the year ended December 31, 2020, an increase of €23,599. This increase was the result of an increased focus on sales and marketing as part of the European Innovation Council (EIC) grant, which includes a specific marketing budget to ensure the goals of the grant are met.

General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2021, were €713,786 compared to €469,067 for the year ended December 31, 2020, an increase of €244,719. This increase was due to increased activities as a result of the growth of the Company funded by the EIC grant.

Other income (expense)

Other income (expense) for the year ended December 31, 2021, was €698,393, compared to €104,414   for the year ended December 31, 2020. This increase was the result of the receipt of the EIC grant in October 2020, a R&D project which will be completed in December 2022 for the development of the SharkPod.

Liquidity and Capital Resources

Our principal liquidity requirements are for payroll, services and raw materials. We fund our liquidity requirements primarily through cash flows from operations, debt financing and R&D grants. As of December 31, 2021, we had €92,808 of cash and cash equivalents, with €414,366 as of December 31, 2020.

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The following table summarizes our cash flows from operating, investing and financing activities:

	Year Ended December 31,
	2021	2020	Change
Cash provided by (used in) operating activities	€207,760	€(535,374)	€743,134
Cash used in investing activities	€(338,321)	€(144,516)	€(193,805)
Cash provided by (used in) financing activities	€(190,997)	€1,093,918	€(1,284,915)

Cash Flow from Operating Activities

For the year ended December 31, 2021, net cash flows used in operating activities was €207,760, compared to €(535,374) used during the year ended December 31, 2020, respectively, primarily due to higher revenue and positive gross profits.

Cash Flows from Investing Activities

During the year ended December 31, 2021, €334,410 of research and development (R&D) expenditure has been capitalized and €3,911 of equipment has been purchased. During the year ended December 31, 2020, €139,207 of R&D expenditure has been capitalized and €5,309 of equipment has been purchased. This increase of R&D expenditure was the result of the higher R&D activities financed through the EIC grant in the financial year 2021.

Cash Flows from Financing Activities

During the year ended December 31, 2021, we used €(190,997) in financing activity compared to cash flow provided by financing activities of €1,093,00 during the year ended December 31, 2020, a decrease of €1,284,915. This decrease was primarily the result of €1,054,583 more grants received in 2020. Our financing activities are primarily grants received.

Critical Accounting Policies and Significant Judgments and Estimates

This discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are described in more detail in the notes to our financial statements included elsewhere in this prospectus, we believe that the following accounting policies are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

We believe our most critical accounting policies and estimates relate to the following:

●	Revenue Recognition;
●	Foreign Currency Translation;
●	Lease Accounting; and
●	Financial Instruments.

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Revenue Recognition

RanMarine’s accounts operate on an accrual basis. Revenues are recognized when realized (on customer invoice) and earned – not when cash is received. Revenue and other revenues excludes value added tax and is after discounts. Contract revenue recognition will take place in accordance with IFRS 15; when there is an identifiable contract with a customer, the contract stipulates performance obligations, a price has been established, the price has been allocated to the contract performance obligations, then the specific revenue associated with the specific obligation completion is recognized. Contracts with customers generally consist of a single performance obligation, delivery of our products, the ASV’s (autonomous surface vessels). We recognize revenue at delivery as risk of loss and control have been transferred to the customer at the time the product is picked up for delivery. Revenue measurement is fair value of the amount received or due. The revenue represents product and / or service amounts receivable generated during the normal course of business. Revenue is recognized net of deductions for returns, allowances, and rebates, which the Company has assessed as immaterial during each of the fiscal years. A liability will be established on the balance sheet when the customer has prepaid for a good or service. A receivable will be established where the contract performance obligation has met but payment has not been received.

Foreign Currency Translation

The functional currency is determined using the currency of the primary economic environment in which that entity operates. The functional currency, as determined by our management, is the Euro.

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in other comprehensive income or loss in the period in which they arise, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive income to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive income. Where the non-monetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

Our presentation currency is the Euro.

Exchange gains and losses arising from translation to our presentation currency are recorded as exchange differences on translation to reporting currency, as a component of comprehensive income or loss.

Lease Accounting

We assess at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. We apply a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. We recognize lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

At the commencement date of the lease, we recognize lease liabilities measured at the present value of lease payments to be made over the lease term. Lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. Lease payments also include the exercise price of a purchase option reasonably certain to be exercised by us and payments of penalties for terminating the lease, if the lease term reflects us exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognized as expenses in the period in which the event or condition that triggers the payment occurs. In calculating the present value of lease payments, we use our incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

We recognize right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources that is material to investors.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2021:

Contractual Obligation	Less than One Year		1 – 3 Years		3 – 5 Years		Over 5 Years
Rental of premises		€60,603		€121,206		€60,603	€
TOTAL	€		€		€		€

The amounts above are undiscounted and include the total amounts due, including the interest component.

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BUSINESS

General

RanMarine was incorporated in the Netherlands on March 25, 2016, as a private company with limited liability (in Dutch: besloten vennootschap met beperkte aansprakelijkheid). As part of a reorganization to occur in December 2022, we will form RanMarine B.V. and RanMarine USA, both as wholly-owned operating subsidiaries of RanMarine. As a result, RanMarine will be the parent holding company of RanMarine B.V. and RanMarine USA, our wholly-owned operating subsidiaries.

RanMarine will be the holding company of the group. RanMarine B.V. will act as an operating entity to design and manufacture our ASVs and to manage all of our sales and logistics. RanMarine USA will act as sales hub for our sales in North America and enable us to further increase our presence in North America.

Information on our website, www.ranmarine.io, or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus. We have included our website address as an inactive textual reference only.

Our principal executive offices are located at Galileistraat 15, 3029 AL Rotterdam, the Netherlands. In 2021, we entered into a five-year lease agreement for these premises with a monthly minimum rent of approximately €5,872 plus ancillary rental costs of approximately €1,000 per month. The leased premises is 685 square meters. We use these facilities for administrative purposes, research and development, engineering, and testing of our products.

We believe that these facilities will satisfy our manufacturing, research, and development needs in the next 12 months.

Products and Technology

RanMarine specializes in the design and development of industrial autonomous surface vessels (ASVs) for ports, harbors, cities, and other marine and water environments. We focus on the issue of water pollution, which has significant economic, regulatory and aesthetic impacts on government bodies and companies around the world. Cleaner water improves the macro-health of society, and richer data supports evidence-based decisions. Our line of ASV products presents an integrated technology-led ESG solution for managing sustainable and resilient water health by (a) clearing unwanted debris and (b) collecting and monitoring environmental data.

After many years testing various shapes and sizes, we believe we have found the ideal form of drone to function in diverse water environments. Our ASVs are powerful enough to make a material impact on the environment, yet small enough to get into those tight places where plastic and waste often end up.

Our product line currently consists of our range of Shark ASVs – WasteShark, DataShark, OilShark and MegaShark – and a docking station, the SharkPod. Furthermore, our ASV drones continuously collect data, which is GPS-tagged and stored in the cloud, and which can be accessed by customers via the RanMarine Connect portal.

We use high quality composite fiber to ensure a robust product that also looks elegant and sleek in the water. Our products are also deliberately designed to move slowly, at three kilometers per hour, in order to not cause damage to maritime and commercial assets, while presenting no threat to animals. As an electric vehicle (EV), the WasteShark produces zero carbon or greenhouse emissions.

Current Products

WasteShark™

The WasteShark was created in 2016. The WasteShark can clear plastics, microplastics (larger than a minimum size of 3mm), general trash, oils, invasive surface plants (e.g., duckweed, sargassum, hydrilla), as well as blooming macro- and micro-algae. The WasteShark is designed and tested to be safe for operation in close proximity to animals and birdlife, and will not damage other boats or other maritime craft. Since the completion of the WasteShark, our engineers and designers have continued to devote efforts to provide the WasteShark with an appealing design and improved features, resulting in a high-performance marine drone.

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The standard WasteShark has a tare weight of 75kg (165lbs) with a composite fiber polymer hull (the same material used for ocean-going yachts). Its standard dimensions are 157cm length x 109cm width x 52cm height (61 x 42 x 20 inches).

The WasteShark is the world’s first commercially available marine drone that collects both waste, debris and environmental data at the same time.

The WasteShark can house marine sensors, capturing data either above or below the water line. This includes but is not limited to:

●	Video
●	Audio
●	Infra-red imaging
●	Temperature
●	Dissolved oxygen
●	Conductivity
●	pH
●	Oxidation reduction potential
●	Depth and vented depth (bathymetric data)
●	Turbidity
●	Fluorescence (algae, chlorophyll)
●	Oils, crude and refined
●	Nitrates and nitrites
●	Ammonia

The WasteShark operates in either autonomous or operator-driven remote-control (RC) mode while removing over 1,000 pounds of debris in a regular working day. The WasteShark is battery-powered, and has up to 10 hours of operating time before requiring recharging. The drone has an on-board debris storage capacity of 180 liters (48 gallons), with a buoyancy rating of 400 kg (882 lbs).

Other product attributes of the WasteShark include:

●	4G and 5G communication
●	Autonomous navigation
●	Autonomous anchoring
●	Obstacle detection and collision avoidance
●	Digital radio control with secure-channel high definition (HD) video display
●	Proprietary RanMarine application on the radio control transmitter
●	RanMarine Connect software (for access to control functions and collected data)
●	Real-time kinematic GPS positioning (RTK GPS)
●	Wireless battery recharge (available on the SharkPod docking station)

As of the date of this prospectus, our manual WasteShark may be leased from €1,625 per month or purchased from €23,500, depending on the user-specified configuration. Our autonomous WasteShark may be leased from €2,563 per month or purchased from €34,400 (again, depending on configuration).

As of the end of August 2022, RanMarine has fulfilled orders for [45] units of WasteShark. By the end of 2025, we expect to have delivered 1,300 ASVs.

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DataShark™

The DataShark shares the same physical hull design and proportions as the WasteShark, and it is specifically intended for customers who require a rich and flexible platform for environmental sensing and data capture, without the need for floating debris collection. The implication is that the DataShark does not house a collection basket between the pontoons of the catamaran-style hull: this is replaced by a flexible framework which acts as a mounting platform for a set of customer-specified sensors.

The number and type of sensors that can be fitted to a DataShark (e.g., Bathymetric Lidar, underwater camera, water quality sensors, or a combination of these) is only restricted by the physical proportions of the sensing equipment and the available area between the pontoons of the vessel. Because the customer selects the sensor types to be integrated within the DataShark at the time of quotation, unit pricing will depend on the customer-specified sensor array as well as the hardware and software engineering integration effort needed for the specified sensors. Pricing for the base-level DataShark begins at €44,000 for a basic water-quality sensor array (temperature, pH, ORP, DOmgl, DOsat, conductivity). Additional sensors and sensor integration costs are added where specified and relevant.

RanMarine Connect™

RanMarine Connect is a cloud-based portal through which ASV and SharkPod users control and manage their drones. It also offers an interface for monitoring and analyzing data collected. A subscription to RanMarine Connect is charged on a recurring annual subscription basis: subscription rates vary according to the type of ASV and the environmental sensor configuration on the ASV.

The control environment within RanMarine Connect is the primary interface for a customer to manage the operation of their RanMarine ASV or SharkPod. Functionality offered includes monitoring key system components, planning and sending ASVs out on autonomous missions and controlling key system functions (e.g., sending a drone to a “home” location or performing a controlled shut-down of a SharkPod pump). Features include the ability to monitor ASVs while they are out on missions, and to view environmental sensor data as they are recorded in near real-time. Additionally, portal users are able to configure triggered alerts if environmental sensor parameters breach a user-configured threshold at any time. All data are GPS-tagged and GIS visualization-ready.

RanMarine Connect undergoes iterative improvement and enhancement in line with our product roadmap, and with a focus on the ever-increasing global emphasis on robust analytics that accurately measure the environmental impact of investments in green technology. RanMarine Connect makes it easy for our customers to measure and report on the specific impact of their investments in our technology.

Products in Development

MegaShark™

The MegaShark will be a larger version of the WasteShark measuring 4 meters long x 2 meters wide (13 ft x 6.5 ft) with five times the on-board payload capacity of the WasteShark. This ASV is designed for heavier work and for operating in larger bodies of water. The MegaShark trash containment system incorporates an on-board compactor, and an integrated debris traction function.

MegaShark is currently in the pre-production phase, with a targeted commercial release date in the fourth quarter of 2022 and an expected retail price of €50,000 for the manual (operator on-board and optional RC) model. The autonomous MegaShark has a target release date in the third quarter of 2023, with pricing expected in the range of €85,000-€100,000.

Like the WasteShark, the MegaShark will represent a world-first for this kind of product: we believe that at the time of its commercial release no other waste collection vessel of its size and performance capability will offer operator on-board mode in addition to remote control (operator on-shore) piloting.

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OilShark™

The OilShark will be an ASV that removes oil, maritime fuels, and algae biomass from the surface of water. The OilShark is designed with an on-board storage capacity of 250 liters (66 gallons) and can swim for up to 8 hours before battery recharge. Like all RanMarine ASVs, the OilShark is battery-powered, producing no carbon emissions during operation.

The OilShark is currently at TRL (technology readiness level) as per the below table with a targeted commercial release date in the third quarter of 2023. This product is expected to retail from €75,000.

TRL	Definition
1	Basic principles observed
2	Technology concept formulated
3	Experimental proof of concept
4	Technology validated in lab
5	Technology validated in relevant environment
6	Technology demonstrated in relevant environment
7	System prototype demonstration in operational environment
8	System complete and qualified
9	Actual system proven in operational environment

Amongst autonomous oil collection systems, we believe that at the time of its commercial release OilShark will be unique for its ability to store its oil payload on-board - other vessels must be tethered to shore by a pipe through which the collected oil is pumped. This will give OilShark a competitive advantage in terms of range, movement and deployment.

SharkPod™

The SharkPod is a docking and recharging station for RanMarine’s Shark ASVs. It is a moored floating platform that supports up to five ASVs. The SharkPod enables fully autonomous discharge of the ASV’s payload, and fully autonomous recharge of the battery. SharkPod-based ASVs will use sensor-based AI (Artificial Intelligence) to work collaboratively to double their collection capability. Autonomous WasteShark ASVs are fitted with a single-board computer which is optimized for processing information from sensor arrays, and determining further operation as a result of that sensor input. Sensor input could include information received from cameras, GPS modules or battery charge sensors. In the case of WasteShark ASVs working collaboratively, the information received by each drone is used in a group decision-making context, such that fleet cleaning efforts are optimized by the sharing of information. For example, this information shared could relate to an image of the density of debris in a particular area, from one drone. Based on sensor input from other systems (e.g., amount of battery charge remaining, or distance from the reporting drone) each drone working within a group can use AI algorithms to determine whether or not they should assist another member of the group in the fleet with cleaning effort.

A swarm of RanMarine ASVs operating out of a shared SharkPod docking station enables fully-automated waste removal coverage of a water area, on a 24x7 basis. This results in significant operational cost savings through reduced labor cost, while delivering simultaneous increases in both productivity and data quality.

As with RanMarine’s ASVs, the SharkPod also collects environmental and performance data, which is stored in the cloud and accessed via the RanMarine Connect portal.

The SharkPod is testing for Technology Readiness Level 7 as of the date of this prospectus with targeted beta release in the first quarter of 2023, and full commercial release in the third quarter of 2023. This product is expected to retail from €250,000.

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Operations: How our ASVs work

Our Shark ASVs are designed to encompass the following attributes: autonomy, agility, safety, simplicity, and ecological harmony (“being green”).

Autonomy

WasteShark has two modes of operation: autonomous (following a pre-defined waypoint path) and manual (remote control by operator with handheld device).

Our autonomous ASVs are designed to avoid crashing into other vessels or obstacles that may be nearby. The autonomous versions have Lidar (a detection system which works on the principle of using radar to measure distances, and uses light from a laser) and path-planning algorithms that are programmed to avoid both static and moving objects in the water. Should the WasteShark lose 4G or 5G communications, it will continue on its guided path until it finishes its set route and returns to its launch point or the SharkPod.

Data communication is managed via standard GSM-based cellular networks (4G and 5G are equally supported) or bespoke solutions based on high bandwidth radio technology (for use in areas where 4G or 5G telecommunication is not possible).

Agility

The WasteShark is designed for inland waters – ports, harbors, canals, marinas, residential developments, lakes, reservoirs, rivers – wherever humans live on or near water. WasteShark retains its operational capability in temperatures ranging from -5°C to +60°C (23°F - 140°F) and in waves to 1.2 meters (4 feet). The WasteShark can turn “on the spot” on its own axis. This makes our ASVs very maneuverable, able to navigate the tight angles and confined spaces of water in a built-up environment.

Safety

Our WasteShark ASVs are designed to avoid harming marine animals, including birds. Experience shows that animals who are naturally curious will swim (or fly) up to and around the ASV to investigate, and then move away again unharmed. There has been no recorded injury to any animal, ever, from a WasteShark.

WasteShark has collision avoidance capability, enabling the ASV to avoid boats and other maritime craft. If, for example, the pilot of another maritime craft steers into the ASV, the outermost contour of the ASV is maritime-grade rubber (the same used in marinas to protect yachts), which will protect against damage to both the ASV and the other maritime craft.

Simplicity

RanMarine ASVs are designed for ease of deployment and use. Minimal user training and no certification or licensing are required to operate our ASV drones, therefore, they can be operated “out of the box” anywhere in the world. The drones are designed in such a way as to simplify maintenance tasks and replacement of parts. Full training on both manual and autonomous WasteSharks is available with purchase or lease, and all customers are supplied with necessary operations documentation.

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Ecological harmony (“being green”)

WasteShark’s core purpose is to act as a harvesting tool or robot (biomass, plastics, pollutants and data) making the marine environment healthier and more beautiful. We have designed our ASVs to produce no carbon emissions, and no noise or light pollution, and to pose no threat to animals. Our ASVs will swim in water as if they have evolved to belong there.

Our ASVs are powered by batteries, therefore, they produce zero carbon or greenhouse emissions when in operation. The WasteShark battery is recharged through alternating current mains supply, and we provide the connector cables and charger, with the necessary plug head for the country or territory in which a client’s WasteShark will be swimming. Normal full recharge period is five hours: 80% charge capacity is usually achieved in 2.5 hours. The battery array will provide up to 10 hours of continuous use in autonomous mode and five to six hours of use when in manual mode, depending on the preferred operating speed and piloting behavior. The batteries we use have a 1500 cycle-life which should translate to five years of expected use before needing replacement or service.

WasteShark is programmed to alert the operator or system of a low battery. In the manual setup, the operator will be notified of a low battery and will need to bring the WasteShark back to shore. In autonomous configuration, WasteShark’s telemetry includes a “return to home” feature, which activates when the battery is low. At the same time, an alert will also be sent to the client’s portal about the return of the WasteShark to its launch point and the need for recharging. This “return to home” feature also activates if the payload basket is full.

Supply Chain and Manufacturing

Sources and Availability of Product Components

The sources of the components for our ASVs are diverse. RanMarine makes use of suppliers globally for its component requirements. These components include, but are not limited to, computational firmware, Lidar for anti-collision on autonomous units, plugs and electronics, and third-party sensor probes. For instance, RanMarine makes use of Polish composite manufacturers for its hull production, whereas final assembly, finish and quality control are handled by in-house technicians at RanMarine’s facility in the Netherlands. While the majority of these components are sourced through EU companies and countries, some components are sourced from China and, in some cases, India, for locally developed products.

Every electronic component we utilize can be sourced from multiple suppliers, and most electronic parts are able to be replaced with alternatives, should an original equipment manufacturer (OEM) source become unavailable. In the event of a critical shortage of a key, complex component (e.g., a robotics single-board computing platform), we are able to adapt our ASVs to operate with alternative components/platforms within a relatively short space of time. Those components that are fabricated specifically for our products are precisely articulated and referenced in CAD (Computer-aided Design) files which can be sent to any number of fabricators for reproduction, should a specific supplier become unavailable.

There is a relatively low risk associated with price volatility and availability for ongoing production of our ASVs, largely due to the ubiquitous nature of the components we utilize in our products, and the ease with which bespoke components can be fabricated by a variety of suppliers. To date, we have not encountered a supply chain issue which has resulted in significant production delays of our ASVs. This includes sensor equipment used on our ASVs. Lidars, GPS units, cameras, and water quality data sensors are able to be sourced from a number of different global suppliers, and the integrated technology on our ASVs is not specifically restricted to component procurement from specific OEMs.

At present RanMarine has been largely unaffected by the global supply chain issues. While some components have been harder to source or have longer lead times, at present the Company has managed to stay ahead and obtain the required components needed to deliver finished product. We do foresee some issues should the current geopolitical situation in Central Europe worsen; however, we remain in constant communication with all our suppliers to monitor lead times for components. We have factored in the growth of the business and volume-based orders and plan to hold greater stock levels for components that may be identified as having increasing or “at risk” lead times and delivery.

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Manufacturing

RanMarine currently assembles and ships all products from our head office location in Rotterdam. As of August 2022, we have built and shipped 46 WasteShark units globally. By the end of 2025, based on our 3-year budget planning, and in line with planned investment into our sales and marketing into new territories, we anticipate having 1,300 drones and 24 SharkPods sold.

RanMarine is working on a strategy focused on outsourcing assembly tasks, especially as we scale and grow our global sales and distribution. We have a partnership with Poralu Marine  for the distribution of our ASVs as further described in the “Distribution” section below.

RanMarine and Poralu Marine are also in partnership for subcontracting the assembly of our ASVs to Rotax, the manufacturing division of Poralu Marine. With its headquarters in France, Poralu Marine employs more than 150 employees worldwide and is represented in more than 30 countries. Poralu Marine has regional offices in Australia, Indonesia, Hong Kong, Canada, Italy, Mexico, and the United Arab Emirates. We have concluded a framework agreement with Poralu Marine which sets out our understanding about assembly and distribution arrangements. We anticipate that the definitive agreement with Rotax will be finalized in the first quarter of 2023 and that production under the agreement will begin during the second quarter of 2023. See the section “Material Agreements” for details about the agreement.

Logistics

All of our customers, whether unit sales, leasing or sponsorship, are responsible for arranging their own shipment as we ship globally and, because our ASVs fall under the category “dangerous goods”, shipment cost is more expensive. RanMarine arranges through Société Générale de Surveillance SA, a Swiss multinational company that specializes in the transport of dangerous goods (SGS), the Dangerous Goods Declaration in accordance with the International Air Transport Association (IATA) standards.

Customers and distributors can request that RanMarine arrange the shipment of their order; this is also carried out through SGS. Both customer and distributor are invoiced separately for this service. Shipments are mostly airfreight.

Warranty

RanMarine warrants new WasteSharks purchased from RanMarine or an authorized distributor will be free from defects in material and workmanship for two years from the date of purchase. Replacement parts used in warranty repairs will be warranted for the balance of the warranty period. During such period, RanMarine or any authorized distributor will, free of charge, repair or replace, at RanMarine’s option, any part adjudged defective by RanMarine due to faulty workmanship or material from the manufacturing facility. Parts replaced due to normal wear or routine maintenance such as thruster propellers and basket waste guards are not covered by warranty. The warranty coverage is limited to a maximum of two thruster replacements during the warranty period. Charges for transporting the WasteShark to and from RanMarine or an authorized RanMarine distributor are excluded from warranty coverage. To date, our ASVs have been proven to be robust and maintenance friendly. We have only had to recognize €885 of warrant costs to date.

Research and Development

As a technology company, R&D is one of our key advantages for staying ahead of competition. We have allocated substantial funding to R&D over the last four years, much of it provided by investment from Dutch and European Union innovation grants.

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While our core product, the WasteShark, is now complete and commercially available, R&D continues on new products and accessories in the Company’s road map. Our technology is continually updated to stay ahead of trends, developments and new capabilities; our software is continuously refined and updated in batch releases quarterly.

While new funding is predominantly being focused on commercial growth, portions have been devoted to R&D and keeping the Company ahead of competition. We intend to continue to fund as much development through grant funding where possible, including access to new markets beyond EU funding such as grant funds in the U.S. and United Kingdom.

Intellectual Property

Patents

RanMarine relies on patents to protect its intellectual property, and does not rely on any patents or licenses from third party vendors. As of the date of this prospectus, RanMarine holds five patents and has pending patents for vessel design and vessel docking technology, with a view to further patent applications for additional products as these progress through the design process.

Active Patents	Jurisdiction	Application No.	Registration No.

Boot (WasteShark)	WIPO Member States	WIPO59158	DM/093896
Boot (WasteShark)	EUIPO	WIPO59158	D093896-0001
Boot (WasteShark)	United Kingdom	WIPO59158	80938960001000
Boot (WasteShark - Fatboy)	WIPO Member States	WIPO59158	DM/093896
Boot (WasteShark - Fatboy)	EUIPO	WIPO59158	D093896-0002
Waste Flap Design Patent	WIPO Member States	Pending	Pending
Thruster Guard Design Patent	WIPO Member States	Pending	Pending
SharkPod Lift Design Patent	WIPO Member States	Pending	Pending
SharkPod Unit Design Patent	WIPO Member States	Pending	Pending
MegaShark Design Patent	WIPO Member States	Pending	Pending

As a matter of innovation and R&D, RanMarine routinely updates and registers new potential IP and patent applications. The Company will continue to do so with future projects, development and product releases.

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Trademarks

RanMarine has registered the following trademarks for its current products.

Title	Jurisdiction	Registration No.
WASTESHARK	EUIPO	016772915
WASTESHARK	United States	5,927,045
WASTESHARK	WIPO	1378359
WASTESHARK	India	1378359
WASTESHARK	Australia	1378359
WASTESHARK	New Zealand	1378359
WASTESHARK	United Kingdom	UK00916772915
WASTESHARK	Japan	1378359
WASTESHARK	Singapore	1378359
POOLSHARK	BENELUX	1015362
SHARKPOD	BENELUX	1015361
CHEMSHARK	BENELUX	1015360
OILSHARK	EUIPO	018278161
OILSHARK	UK	UK00918278161
DATASHARK	EUIPO	018278162
DATASHARK	UK	UK00918278162
MEGASHARK	EUIPO	Pending
OMEGASHARK	EUIPO	Pending
SHARKPOD	EUIPO	Pending

The WasteShark operates under the trademark “WasteShark”, which is registered in the regions outlined above, under applicable intellectual property laws.

This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.  In total RanMarine has sixteen (16)   trademarks registered worldwide.

RanMarine intends to apply for additional trademarks for its future products.

Market Overview

The global costs of marine pollution are estimated to be $2.5 trillion every year. Cities and government agencies, in particular, need to find ever greater levels of efficiency in their efforts to deal with this problem, as our growing population is not only polluting the planet at unsustainable rates, but it is also urbanizing rapidly. In 2016, the world’s human population was approximately 7.2 billion, 55% urbanized. By 2050, the world’s human population is expected to reach approximately 10 billion, 75-80% urbanized. Every year approximately 11 million tons of plastic reach our oceans (and more still in rivers and streams) plus more than 30 million gallons of oil.

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This is not only a threat to the biosphere – it threatens economic activity and social cohesion as well.

●	In the last 50 years, the human population has more than doubled (approximately 108% increase) while the world’s population of vertebrate animals has more than halved (approximately 58% decrease), and there are 700 animal species under immediate extinction threat due to water pollution.
●	Approximately three billion people rely on seafood as their primary source of protein, yet 33% of all commercial seafood is found to contain plastic.

Unclean water contributes to the death of more people every year than all war and violence. According to a 2021 Gallup survey, water pollution is listed as the top environmental concern for Americans, outpacing all other environmental threats. Further demonstrating the far-reaching consequences of unclean water, the World Bank states that “the world faces an invisible crisis of water quality that is eliminating one-third of potential economic growth in heavily polluted areas and threatening human and environmental well-being”. To prevent or slow these damaging effects and foster a healthier environment, nations and government agencies have announced their proposals to invest in clean water infrastructure.

Water pollution has been at the forefront of public thought for several years. Typically, water pollution has been monitored by aerial imagery and satellite images. Recently, marine drones have gained public interest due to improved drone technology, the increase in awareness and knowledge of microplastics, and the increase in open discussions about government and international policies on climate change and pollution.

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From a strictly commercial perspective, using drones to combat water pollution offers several distinct advantages over other existing methods:

1.	Drones can enter environments and endure weather conditions that are too uncomfortable for humans or impossible for humans to endure.

2.	Drones do not fatigue. They can operate continuously (save for battery recharge and essential maintenance) and at consistent levels of performance, which guarantees productivity throughout a shift.

3.	Drones do not care about status and will not balk at “menial” work.

4.	Drones, when battery-powered like our WasteShark, are greener than existing methods. Currently, almost all other methods of waste collection (e.g., diesel-powered vessels) burn fossil fuels to operate.

5.	Drones, when equipped with collision avoidance like our WasteShark, can operate beside other commercial maritime operations, whereas other methods require bodies of water to be closed-off, which interrupts business and disrupts economic activity.
6.	Drones, when autonomous like our WasteShark, require a greatly reduced operational budget versus other methods.

All of these advantages result in significantly reduced costs and higher levels of productivity than other methods of combating water pollution.

Worldwide, water health management has gained immense traction. Some headlining data include:

●	The economic cost of marine pollution is very high. In 2019, the United Nations estimated that the impact on tourism, fisheries and aquaculture was at least $6-19 billion globally in 2018. It is projected that by 2040, there will be “$100 billion in annual risk for businesses, if governments require them to cover waste management costs”.

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●	In 2019, the Our Ocean Conference, hosted by Norway, generated pledges worth $64 billion to protect the world’s oceans. Specific commitments focus on marine pollution, sustainable fisheries, and marine security, all of which our ASVs support by removing harmful debris and collecting environmental data.

●	In 2020, the European Union reserved a budget of €6.1 billion for the period 2021-2027 for the European Maritime, Fisheries & Aquaculture Fund (EMFAF), which took effect in July 2021. The purpose of EMFAF is to provide financial support to innovative projects that protect and sustainably use the oceans and their resources. The EU is committed to supporting the blue (marine) economy with circular economy systems and technology which, it expects, will generate 700,000 new jobs and reduce carbon emissions by 43% by 2030. Our ASVs address these three emerging EU policy goals at once.

●	In 2021, the global water and wastewater treatment market was valued at approximately $282 billion, rising to approximately $302 billion in 2022. This market is projected to grow to $489 billion in 2029, a compound annual growth rate of 7.1%. Over 40% of the world’s population live in areas denoted as under “critical water stress”, which makes effective and low-cost water health management a critical concern for the world’s governments.

●	In June 2022, the European Union allocated in its 2023 budget €708 million to LIFE, the only European program dedicated exclusively to environmental concerns and climate action. LIFE’s total budget for the period 2021-2027 is €5.45 billion.

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United States Market

With the proceeds of this offering, we intend to focus specifically on the U.S. market in the near term.

U.S. Market: Water Pollution

According to the U.S. Environmental Protection Agency (“EPA”), harmful algal blooms (HABs) “are a major environmental problem in all 50 states” Certain government actions demonstrate the United States’ commitment to improving the country’s waters. In 2009, President Barack Obama signed Executive Order 13508, which focuses on the protection and restoration of the Chesapeake Bay, one of the United States’ most important estuaries. The Executive Order noted that water pollution in the Chesapeake Bay prevents the attainment of existing state water quality standards and the “fishable and swimmable” goals of the Clean Water Act. The EPA leads the federal efforts to protect the Chesapeake Bay. On November 15, 2021, President Biden signed the Bipartisan Infrastructure Law, which included a $50 billion investment to the EPA to strengthen the nation’s drinking water and wastewater systems.

U.S. Market: Tourism and Real Estate

Data from the EPA shows that the United States tourism market loses close to $1 billion each year due to bodies of water that have been affected by nutrient pollution and harmful algal blooms. The real estate market is also adversely affected by polluted water. Waterfront property values can decline because of polluted water and the odor caused by algal blooms. According to the EPA, clean water can raise the value of waterfront properties by 25%.

U.S. Market: Commercial Fishing and Drinking Water

Algal blooms can kill fish and contaminate shellfish, thereby harming the fishing and shellfish industries. In the United States, annual losses to these industries from nutrient pollution are estimated to be in the tens of millions of dollars.

Algal blooms and nitrates can drastically increase water treatment costs in drinking water sources. For example, nitrate-removal systems in Minnesota caused supply costs to rise from 5-10 cents per 1000 gallons to over $4.00 per 1000 gallons.

Competition

RanMarine’s competitors are new ASV companies developing similar technology and companies from adjacent cleaning technologies (non-ASV) that are currently state-of-the-art and are in the market.

RanMarine’s WasteShark was the first commercially available water-cleaning ASV of this type. Subsequent to launching the first commercial units, our ongoing R&D efforts have created a product which specifically improves the end-user experience and utility of our solutions. Our R&D is protected with design patents, including trash basket design features and protective shrouds that prevent fouling of ASV thrusters (motors). As an organization, we believe that our time in this market, and the extent of our real-world learnings and customer experience gives us a significant advantage in this market.

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We believe the market is ripe for our products because today’s solutions to remove floating debris from water fall short. The current ASVs in distribution have several shortcomings, including but not limited to:

●	Single purpose usage, either cleaning or monitoring water, but not both
●	Producing carbon emissions and contributing to a different environmental problem (climate change)
●	Require paid labor which increases safety risks
●	Too large, making them less accessible to trash chokeholds
●	Too expensive in both capital outlay and running costs
●	Not commercially available at scale
●	Lack 4G/5G real-time communication
●	Inability to collect enough debris to make the product commercially viable

Other manufacturers have followed us into the market and we expect additional competitors to enter this market within the next several years. For example, Geneseas by Recyclamer Innovation  is in its pilot stage and the Clearbot by Razer  is expected in late 2022. As new technology enters the market, we expect that we will experience significant competition. With respect to the WasteShark, we also face strong competition from established manufacturers, such as the IADYS  JellyFishBot and the Orca-Tech Smurf.

Top Four Waste Clearing ASV Alternatives in RanMarine’s Markets

Name	Type	Fuel	Stage
Clean Earth Rovers	ASV + basket	Battery	Startup / Prototype
Geneseas	ASV + basket	Battery	Startup / MVP / in market
ClearBot	ASV + conveyor	Battery	Startup / MVP / in market
Orca	ASV + conveyor	Battery	Startup / Commercial

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Top Four Adjacent Maritime Waste Clearing Alternatives in RanMarine’s Markets

Name	Type	Fuel	Stage
“Pelican” Boats (various)	Mid-size catamaran utility boat	Fossil	Commercial
SeaBin & Collec’Thor	Fixed position collection	Electricity mains supply (24-hours)	Commercial
Skimmer vessels	Large catamaran + conveyor	Fossil	Commercial
Water Witch	Midsize catamaran + collection basket	Fossil	Commercial

We believe some of the primary competitive factors in our market are:

●	technological innovation;
●	product quality and safety;
●	service options;
●	product performance;
●	design and styling;
●	brand perception;
●	product price; and
●	manufacturing efficiency.

Some of our current and potential competitors have greater financial, technical, manufacturing, marketing and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale and support of their products. While we are currently ahead and have focused on waste removal specifically, investment in commercial growth and market share is essential.

In addition, many of these companies have longer operating histories and greater name recognition than we do, although they have only recently started to enter the ASV market. Our competitors may be in a stronger position to respond quickly to new technologies and may be able to design, develop, market and sell their products more effectively.

We expect competition in our industry to intensify in the future in light of increased demand for climate change solutions and clean water. Our ability to successfully compete in our industry will be fundamental to our future success. We might not be able to compete successfully in our market. If our competitors introduce new products that compete with or surpass the quality, price or performance of our drones or services, we may be unable to satisfy existing customers or attract new customers at the prices and levels that would allow us to generate attractive rates of return on our investment. Increased competition could result in price reductions and revenue shortfalls, loss of customers and loss of market share, which could harm our business, prospects, financial condition and operating results.

Sales and Marketing

The Company has identified the following market sectors for sales activities:

●	Cities and Government - includes public agencies at both national and local/municipal levels, as well as Smart City programs and other publicly-funded initiatives.

●	Commercial Property - includes high-end waterfront property, residential developments, leisure and theme parks, golf courses, and any other private property built on or around water.

●	Ports, Harbors and Marinas - includes commercial ports (handling large container ships), local harbors (handling smaller commercial craft, such as fishing boats), and marinas housing private leisure craft.

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●	Third-party Service Providers - includes NGOs, waste management companies and other organizations performing services that would otherwise be done by the owners or managers in the segments described above.

●	Sponsorships - includes larger organizations who can act as a sponsor by donating our ASV to parties mentioned above on a permanent or temporary basis.

Typical buyer personnel for these verticals are a combination of sustainability managers, innovation offices, water authority procurement office (waste management), facilities managers, operations directors, and general managers.

We typically attend trade shows with a maritime, municipal/waste management and drone technology focus. Recent trade shows attended by RanMarine include CES 2022 (U.S.), METS Maritime (the Netherlands), Hannover Messe (Germany), Green Boat Show (UK), and Pollutec (France). With a focus on U.S. growth, RanMarine will be increasing its trade show presence to North America. The events we anticipate attending include: CES 2023 Las Vegas and Natural Disasters Expo 2023 - Miami.

RanMarine has been selling to customers around the world from inception. At present, our customers are exclusively purchasing ASV products from us; however, we have developed a leasing model in response to expressions of interest. Our software product is sold under a SaaS (software as a service) recurring subscription model. No single customer accounted for more than 10% of our revenues during our 2021 fiscal year.

To date we have sold WasteShark ASVs into almost every regional or cultural bloc in the world, including:

●	North America (the U.S.)
●	Latin America (Panama)
●	Western Europe (UK, Ireland, Netherlands)
●	Eastern Europe (Romania)
●	Scandinavia (Denmark)
●	Western Africa (Nigeria)
●	Southern Africa (South Africa)
●	The Middle East (United Arab Emirates, Lebanon)
●	South Asia (India)
●	Southeast Asia (Singapore)
●	North Asia (South Korea)
●	Oceania (Australia)

Our customers to date include:

●	The World Wide Fund for Nature (WWF, previously the World Wildlife Fund)
●	Disneyland, Florida
●	Universal Studios, Florida
●	The Port of Houston, Texas
●	Hudson River Trust, New York
●	Plymouth Council, United Kingdom
●	City of Dordrecht, Netherlands
●	City of Aarhus, Denmark
●	City of Cape Coral, Florida
●	Ministry of the Environment (Ministerio Ambiente), Panama

Despite limited spending on marketing and sales, we have also enjoyed global recognition as innovators and thought leaders, including:

●	CES Innovation Award, Las Vegas 2022 (winner, Outstanding Design & Engineering in Consumer Electronics)

●	Zayed Sustainability Prize, Abu Dhabi 2020 (runner-up)

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●	Profiled by the Harvard Business Review, Fortune magazine, the BBC and CNN

●	TEDx presentation, Cape Town, South Africa, December 2017 by Richard Hardiman, “The Accidental Environmentalist”

●	CEO and Founder Richard Hardiman awarded the AACSB International Honoree award for impact in Sustainability and Corporate Social Responsibility (CSR) leadership

RanMarine products are seen as innovative and cutting-edge technologies rather than ubiquitous tools with established markets. Due to this, our customers require “hand holding” to get deals across the line. We have established that onsite demonstrations, tradeshows and testimonials are a clear path to new sales opportunities once a lead has been acquired. Pandemic lockdowns and restricted travel of the past two years have hindered our ability to be present in front of customers, but we have seen that since travel has opened up, our sales leads and pipeline have grown.

Historically, sales have been focused on government agencies wanting to clean, or shown to be cleaning government-maintained water spaces (canals, rivers, lakes etc.) along with sponsored NGO purchases targeting plastic cleanup. In the past 24 months we have seen a shift towards commercial entities (hotels, theme parks, pond owners, housing associations) wanting to purchase products to maintain their water spaces. Typically, commercial customers are looking to save on labor or running costs and are viewing our products through this lens.

Sales and Marketing Plan

Sales Channels

Our sales are realized through direct and indirect (distributors) sales.

Direct Sales. We also market our WasteSharks online through our website at www.ranmarine.io/own-your-shark. After a potential customer reaches out to us, we discuss leasing or buying the WasteShark, its capabilities, and what the customer’s goals are. After we have a clear understanding of customer requirements, we will issue a written quotation which is valid for 30 calendar days. Upon receipt of a uniquely indexed customer purchase order, RanMarine will send the customer an invoice for the full retail price of the product(s) to be supplied. The manufacturing process for products to be delivered does not begin until RanMarine has received full payment from the customer. While RanMarine personnel liaise with shipping agents on behalf of the customer for product delivery, the customer is liable for payment of freight and packing materials. Typical lead-time from receipt of payment to shipping is six weeks.

Indirect Sales. Our distribution channels include a network of white-label and regional distributors, as well as direct sales and leasing through our website.

Private-label Distribution. Poralu Marine, under its “Searial Cleaners” brand, sells marine waste cleaning ASVs and solutions into their 42 distributorships around the world. Pursuant to the Poralu Marine Agreement, Poralu Marine sells our WasteShark ASV as the “Pixie Drone” under its Searial-Cleaners brand. The agreement places no restrictions on pricing. For more details about the Poralu Marine Agreement, see the section “Material Agreements”.

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Regional Distributors. We also partner with distributors in South Korea, Italy and Australia through our standard non-exclusive distributor agreement. These companies promote, publicize and market our ASVs and related services in their territories. Through these relationships, this distribution channel the following global markets:

Sales Regions

Now that we have a proven technology, we plan to more aggressively enter the market and increase our sales by pro-actively approaching new customers.

Until early 2022, our sales had been reliant on web-based inquiries and limited direct sales efforts through the sales team based at our Rotterdam offices. Our broader sales strategy is to focus now on Europe, specifically the Netherlands and the United Kingdom, as well as North America in the lead up to 2023. Inbound inquiries from territories outside of these markets will be dealt with on a case-by-case basis.

We hired a sales director in May 2022 while developing an understanding of the local and international markets and learning the business and products, our focus has been identifying specific market sectors and formulating an approach strategy and by doing so give the sales efforts a focus and direction. In the near future, we expect to develop and implement a go-to-market communication strategy as well.

These efforts have resulted in a suitable sales pipeline. Due to our products all being OEM (original equipment manufacturer) and unique in their design and implementation, the effect this has on the sales cycle is a prolonged duration from initial lead contact to closing a deal, emphasizing the importance of establishing a sales pipeline. Customers are placing orders for our new products prior to their market readiness, which we believe indicates strong future demand for our products.

In the fourth quarter of 2022, we plan to establish a U.S.-based sales team as part of our expansion into North America. RanMarine is initially targeting Florida and California based on market size, access to government subsidies and servicing of current key customers in the state and in other states in the region (e.g., Disney theme parks, Universal theme parks and the Port of Houston). We plan to hire a Vice President of Sales in each market by the end of 2022. In 2023 and beyond we foresee a U.S. expansion by developing a sales hub and technical servicing team in the country and expanding our distributor network while simultaneously introducing new products to the region. Market penetration and growth over the next 24 months is planned around live demonstrations, tradeshows and customer interactions. For increased customer interaction and sales demonstrations, RanMarine intends to build 10 demonstration units for the U.S. market that can be used and tested by prospective customers. While initial sales growth will be focused around our current customer base in Florida and in other states in the region, we will be implementing expansion throughout 2023 into North Carolina and South Carolina, the Gulf States (i.e. Alabama, Florida, Louisiana, and Mississippi) and California. A combination of direct sales agents, distributors and channel partners will be used.

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Product Offering

Direct Sales and Leasing

Most of our sales so far have been unit sales. Although we see sufficient potential to expand those sales, we plan also to offer other purchase options to our customers. Feedback has also shown that many commercial entities and some government agencies have preferred to look at operational budgets to acquire our products rather than use capital budgets: consequently, we have developed a leasing model to service this preference. Leasing options were introduced in 2022 and are currently offered directly by the Company and only through in-house sales teams to customers located in Europe and North America. Leasing will be offered through distributors at a later date, but the customer lease agreement and the leased assets will remain the property of RanMarine.

Software as a service

Software as a service (SaaS) was introduced in the third quarter of 2021, with first recurring invoices being collected in the third quarter of 2022. Since the first quarter of 2022, all RanMarine ASV products include a SaaS component, which improves the ability to forecast revenues.

Environmental and Social Governance Reporting (ESG)

Our technology and products have a positive impact on the environment. We are currently developing with KPMG International Limited  a standard set of ESG reporting elements for each type of ASV. Via the RanMarine Connect portal we can provide our customers with data and reports that can be included in their ESG Reporting. See “Environmental and Social Governance Impact” for additional details.

Sponsorship

To further expand our sales we have developed a sponsorship concept whereby a sponsor leases or purchases our ASVs for the final user of the sponsored products: an organization that runs a water environment or organizes a water and/or sail event (like Volvo Ocean Sail Race). Our sponsorship concept aims to benefit all interested parties, the sponsor, RanMarine and the final user of our products.

The environmental agencies and NGOs are being provided a new and effective means to capture waste. In order for the concept to work effectively we are engaging with environmental agencies and NGO’s and other interested entities such as ports and marinas as well as sail events. To date, the interest from environmental agencies has been significant  – we have the interested recipient locations, we only now need to find sponsors, which will grow with time.

The sponsors not only get to fund an environmental project placement but gain valuable monthly data insights (via RanMarine Connect) which they can include in their annual ESG reports. In summary the value proposition to sponsors is:

●	Unique and meaning environmental project participation.
●	Visual awareness through the branded WasteShark unit.
●	Monthly data insight reports, noting WasteShark efficacy and yield information.
●	Effective and quantifiable CSR and ESG fund placement.
●	Flexible options to suite sponsor requirements (locations, duration & sectors).
●	Positive, measurable and impactful public relationships communication.

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In the [second/third] quarter of 2022,we secured our first sponsor with other inquires now pending as well. We believe this will give us tremendous opportunities to place our products into environments where they are being utilized, while creating income for the Company.

Grants and Subsidies

Grants

Access to grant funding has accelerated RanMarine’s technology development. In addition to the funds, the grants enable us to extend our network, get access to scientific resources and test facilities, providing  a real-world testing environment for our technology. Further the grants process requires us to define, monitor and manage our R&D projects. Through product demonstration we can promote ourselves commercially and build relationships with potential customer and other stakeholders.

Due to the innovative and good cause aspects of our technology we have been able to obtain significant grants. Below table shows all grants the Company has been granted and has applied for.

R&D of new technologies and products is a core element of our strategy and qualifies us to the many available funds, including access to new markets beyond EU funding such as grant funds in the U.S. and United Kingdom.

Subsidies

The most important R&D in the Netherlands is the WBSO (Wet Bevordering Speur-en Ontwikkelingswerk). With the WBSO, the government encourages entrepreneurs to innovate. The subsidy is a wage tax compensation for identified R&D activities. Over the last 3 years RanMarine has received on average €135,000 of WBSO subsidies. This annual subsidy is expected to continue over the next 3 years.

The Dutch government has implemented the Emergency Bridging Measure for Job Opportunities (NOW) wage subsidy as emergency funding for all companies. RanMarine was rewarded €121,357 from the outbreak of the COVID-19 pandemic in 2020 until April 2022.

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Government Regulation

RanMarine aims to follow and adhere to all applicable government oversight and regulation. While current legislative and regulatory requirements are not defined globally, each territory and waterspace is assessed independently to enable adherence to local regulation requirements. RanMarine adheres to the Lloyd’s Register of Autonomy definitions and classes our ASVs under Levels 1 through to 3 at this stage. Lloyd’s Register is a global professional services company specializing in engineering and technology for the maritime industry, provides a unifying classification system for autonomously or remotely (cyber) controlled ships:

●	Level 0: No cyber access – no assessment – no descriptive note – included for information only.

●	Level 1: Manual cyber access – no assessment – no descriptive note – included for information only.

●	Level 2: Cyber access for autonomous/remote monitoring.

●	Level 3: Cyber access for autonomous/remote monitoring and control (onboard permission is required, onboard override is possible).

●	Level 4: Cyber access for autonomous/remote monitoring and control (onboard permission is not required, onboard override is possible).

●	Level 5: Cyber access for autonomous/remote monitoring and control (onboard permission is not required, onboard override is not possible).

Due to its size, the WasteShark is not always governed by these attributes; however, the autonomy classes help the Company to guide and define future development. In practicality, the authority over the customers’ waterspace has the final say about permission to operate; permission has rarely been denied, unless the waterspace has a sensitive government or commercial nature.

While automotive and aerial autonomous vehicles and craft are established and continue to be developed in many regions, regulations for smaller surface and marine vessels (e.g., RanMarine’s current WasteShark) are not maturely developed. With a predominantly public market at this stage, RanMarine relies on the water authority purchasing the equipment to authorize permission and safety regulations governing the use of our products in its waters. Typically, this is a local harbor or port authority, or federal or state public official or agent. Private and commercial clients are able to use the vessels in their waters without such regulatory oversight.

Instances of local authority sign-off can be found with RanMarine customers such as Port of Houston, Texas, Port of Aarhus, Denmark, Waterways Ireland, Ireland and the City of Cape Coral, Florida.

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Our WasteShark, MegaShark and SharkPod are less than seven meters in length and, therefore, are not considered vessels and fall outside the maritime definition. However, these regulations (where they exist) are in their infancy and may change. To that end, RanMarine remains in constant contact with its Marine Autonomy network  to make sure that developing regulations are known but also guided, where possible, by our active input.

RanMarine follows the Comité Maritime International, which is establishing an International Working Group on Maritime Law in order to regulate and standardize accepted practice and regulation around ASV operation and safety. In the interim, Maritime UK has also published a code of practice for ASV and maritime working vessels for ASVs below 24 meters in length, which is also used as our current standard.

Environmental and Social Governance Impact

We believe our technologies and products have a positive contribution to the environment as they:

●	Collect plastic trash from freshwater areas and marine areas (lakes, canals, rivers, dams, ports, harbors and marinas)
●	Collect harmful and unwanted biomass from water (harmful algal blooms, unwanted and prolific water-based plants that choke rivers and impact water quality (e.g., water hyacinth, eelgrass, sargassum)
●	Collect water quality and environmental data, which can be viewed in real-time or stored for later analysis
●	Are electrically powered, with the implication that it releases no harmful greenhouse gasses during operation (batteries can be re-charged with green energy sources)
●	Can be operated and used by unskilled personnel with no demand for a specific level of education
●	Can be used in areas that may be hazardous or which present a risk of harm to human health (e.g., diseased water from presence of harmful algae, water with dangerous wildlife, water polluted with chemical or oil-based contaminants)

The UN’s Sustainable Development Goals:

1)	Goal 14: Conserve and sustainably use the oceans, seas and marine resources

- the WasteShark removes floating man-made pollution from the ocean in ports, harbors, marinas and coastal waters near the ocean, before this reaches the ocean

- the WasteShark can remove ocean-bound waste and man-made pollution from rivers and water bodies that result in debris run-off into the ocean

- the WasteShark can remove oil, solvents and other floating man-made chemical substances from the surface of water

- the WasteShark can collect water quality data which allows for improved awareness of the water quality in marine environments

- the WasteShark can collect other environmental data (e.g., pictures of marine assets) for improved awareness and monitoring of critical environmental health indicators (e.g., silt build-up, images of flora and fauna)

- data that a WasteShark collects can be viewed in real-time, and historical data can be used for further deep analysis (trends and correlations)

- data provides a foundation for pragmatic trend analysis (e.g. impact of pollution removal on water quality over time)

- data also provides a foundation for analysis of debris types and sources of unwanted pollution, adding insight to enable proactive management water bodies and marine areas

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2)	Goal 13: Take urgent action to combat climate change and its impacts

- the WasteShark is an electrically powered cleaning vessel and emits no harmful greenhouse gasses during operation

- plastic waste collected can be recycled, which has a significantly lower carbon impact than virgin plastic product processes

- unwanted biomass (macro and micro-algae) can be collected and support biomass-based carbon sequestration activities (e.g., bioplastic and biofuel production)

3)	Goal 12: Ensure sustainable consumption and production patterns

- collected debris can be repurposed into building materials in a sustainable manner (relevant for both collected plastic debris as well as unwanted biomass), creating a sustainable commercial lifecycle with economic benefit to communities

- water quality is improved as a result of removing pollution from waterways (land-based as well as marine)

- impacts of economic activity on water quality can be monitored, and collected data used to provide additional insight into water (and economic activity) management practices and policies (e.g., nitrogen levels in water)

- material collected as unwanted water-based biomass can be used for fertilizers, feedstock for industrial and pharmaceutical products

4)	Goal 10: Reduce inequality within and among countries

- as a waste collection vehicle, the WasteShark provides an opportunity for the creation of new jobs and commercial ecosystems in developing world economies specifically

- removal of unwanted biomass and waste from water creates job opportunities within the waste management and recycling sectors

- improvement in water quality will enhance the lives of those living near water, or who are dependent on healthy marine ecosystems for survival (e.g., tourism, fishing industries)

5)	Goal 9: Build resilient infrastructure, promote sustainable industrialization and foster innovation

- recycling and repurposing of collected waste from marine and aquatic environments provides new avenues for industry and feedstock into existing industries

- a WasteShark is a tool for empowering developing nation participants to improve water quality and generate commercial value at the same time

6)	Goal 6: Ensure access to water and sanitation for all

- removal of debris from lakes, rivers and other freshwater areas will improve water quality over time (this is relevant to both man-made materials as well as unwanted harmful micro- and macro-algae)

- as a mobile platform for sensors, the WasteShark offers the opportunity to collect data in a flexible and agile manner to inform water quality monitoring and decision-making

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7)	Goal 3: Ensure healthy lives and promote well-being for all at all ages

- by removing water-based pollution, the WasteShark is a tool for improving the quality of drinking water and swimming water (particularly relevant to the removal of harmful algae)

- collection of water-based environmental data provides for the opportunity to monitor and proactively intervene in water quality management processes

- the WasteShark can clean areas that may present a risk to human health and wellbeing, so that operator wellbeing is protected

Employees

As of 2022, we employ a total of 18 employees in our principal executive offices in Rotterdam, the Netherlands, with a functional break-down as follows:

Function	No. of Personnel
Management	4
Sales and Marketing	3
Operations	1
Research and Development	7
Assembly	2

RanMarine is a member of the Workers Council “Klein Metaal”, which is an industry bargaining council body in the Netherlands. Membership in this bargaining council is required by law, owing to the nature of our activity (manufacture of maritime drones). The bargaining council membership allows us to participate in wage negotiations and other key terms of agreement between employers and employees governed under the bargaining council.

Legal Proceedings

We are not involved in, or aware of, any legal or administrative proceedings contemplated or threatened by any governmental authority or any other party. As of the date of this prospectus, no director, officer or affiliate is a party adverse to us in any legal proceeding or has an adverse interest to us in any legal proceeding.

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DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers

The following table sets forth the names and ages of all of our directors and executive officers as of the date of this prospectus.

Name	Age	Position	Director/Officer Since
Richard Hardiman	46	Chief Executive Officer, Director	2016
Anton Hemelaar	49	Chief Financial Officer, Director	2022
Esther Lokhorst	56	Chief Operations Officer	2017
Alistair Longman	50	Chief Technology Officer	2021
Darren Kirby	51	Sales Director	2022

The following summarizes the occupation and business experience during the past five years or more for our directors and executive officers as of the date of this prospectuss.

Richard Hardiman, Chief Executive Officer and Director

Richard Hardiman is our Chief Executive Officer and a director of RanMarine. He was appointed as our full-time Chief Executive Officer in July 2020. From April 2016 to the present day, Mr. Hardiman has been responsible for the delivery of product development and growth strategy for our business. In addition, Mr. Hardiman has been responsible for raising equity finance for our Company’s growth. His current duties include delivering shareholder value, company growth strategy, and providing development plans to ensure greater growth in the marketplace. Mr. Hardiman attended the Graduate School of Business at the University of Cape Town, South Africa.

Anton Hemelaar, Chief Financial Officer and Director

Anton Hemelaar is our Chief Financial Officer and a Director of RanMarine. He is responsible for all finance, tax, legal and compliance matters. From September 2018 until September 2022, Mr. Hemelaar was Vice President Finance at the HomeAdvisor International division of IAC Inc. (Nasdaq: IAC). In that role, he established the finance and control function of his business unit. Prior to that time, Mr. Hemelaar was the European Finance Director for Applied Materials Inc. (Nasdaq: AMAT) for eight years. He holds a Master’s degree in Economics and is a qualified Dutch accountant. Mr. Hemelaar began his career as an auditor with PricewaterhouseCoopers (PwC).

Esther Lokhorst, Chief Operating Officer

Esther Lokhorst has served as our Chief Operating Officer since 2017 where she has been involved in, among other things, managing production and monitoring procurement for both procurement and R&D projects. Ms. Lokhorst is involved in business development, manages press and communication, and all grant applications. From 2015-2019, Ms. Lokhorst was the Program Manager and Operations Manager at Accelerator PortXL. There, Ms. Lokhorst was responsible for the design and implementation of the program as well as the communication content with respect to the program both in Rotterdam and internationally. Ms. Lokhorst holds a Bachelor of Arts degree from Centre College and Master of Business Administration from The Open University in the United Kingdom.

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Alistair Longman, Chief Technology Officer

Alistair David Longman has served as our Chief Technology Officer since January 2021. From October 2019 to December 2020, Mr. Longman served as a business analyst within the information technology group of Sungevity Netherlands B.V. There, Mr. Longman created and organized the requirements for ICT  development projects and functional and quality assurance. He also handled project and change management duties. Prior to that, from March 2016 to September 2019, Mr. Longman served as the managing director of Cords Cable Manufacturers PTY Ltd. In that role, Mr. Longman acted in a general manager capacity where he managed functions of the business ranging from human resources and sales to information technology and production logistics. Mr. Longman holds Bachelor of Arts degrees in English and Psychology from the University of Cape Town, South Africa.

Darren Kirby, Sales Director

Darren Kirby started at RanMarine in May 2022 as Sales Director, providing leadership within the sales, marketing and business development competencies. Prior to starting at RanMarine, Mr. Kirby spent a year as the sales manager for A.F. Blakemore & Son Ltd in the United Kingdom, where he was responsible for sales and business development within the business-to-business (“B2B”) and business-to-consumer (“B2C”) and B2C media sector. From July 2016 - November 2020, Mr. Kirby occupied the function of Director of Business Development at Technique Media (Pty) Ltd in Cape Town, South Africa. As a founder of this media sales business, Mr. Kirby worked across diverse industry sectors promoting innovative media platforms (billboards, digital media and transit media). Mr. Kirby holds tertiary level diplomas in Communication and Media Studies and Marketing Management.

Family Relationships

There are no family relationships among any of our directors and executive officers.

Foreign Private Issuer Status

The listing rules of Nasdaq (the “Listing Rules”), include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as RanMarine, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of Nasdaq. The application of such exceptions requires that we disclose any significant ways that our corporate governance practices differ from the Listing Rules that we do not follow. When our ordinary shares and warrants are listed on Nasdaq, we intend to continue to follow Dutch corporate governance practices in lieu of the corporate governance requirements of Nasdaq in respect of, among other things, the following:

●	[________]; and
●	[________].

Board of Directors 39

We intend to have [five] directors at the time of the closing of the initial public offering, three of whom will satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. Our directors are elected annually at each annual meeting of our Company’s shareholders. Currently, our Board of Directors assesses potential director candidates for required skills, expertise, independence and other factors. [After the offering, we intend to establish a Nominating Committee to take responsibility for this action.]

39 Note to Draft: For Foreign Private Issuers (such as RanMarine), Nasdaq has requirements relating to the audit committee, the director nominating process, the determination of officer compensation, board composition, executive sessions, quorum and code of conduct. But Nasdaq permits FPIs to follow home country governance practices in lieu of certain Nasdaq requirements. We should discuss the structure of a corporate governance programme best suited for RanMarine.

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Our Board of Directors is responsible for appointing our Company’s officers.

We have a one-tier board structure. Our business and affairs are managed under the direction of our Board of Directors, which is divided into executive directors and non-executive directors. [________]

Term of Office

Each director is to serve until his successor is elected and qualified or until his death, resignation or removal. Our Board of Directors appoints our officers and each officer is to serve until his successor is appointed and qualified or until his or her death, resignation or removal.

Director Independence

We intend to have three directors at the time of the offering who qualify as “independent” according to the rules of Nasdaq. Our Board has determined that the following directors are “independent” as each such director does not have a direct or indirect material relationship with our Company: [________], [________] and [________].

A material relationship is a relationship which could, in the view of our Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment.

Board Committees

We intend to establish three committees under the Board of Directors immediately upon the closing of this offering: an Audit Committee, a Compensation Committee and a Nominating Committee. Each committee is to be governed by a charter approved by our Board of Directors.

Audit Committee

We intend to appoint to our Audit Committee three (3) directors that will satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. One of our directors on the Audit Committee will be an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Listing Rules of the Nasdaq Stock Market. The Audit Committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our Company. The Audit Committee will be responsible for, among other things:

●	selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

●	reviewing with our independent registered public accounting firm any audit problems or difficulties and management’s response and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K;

●	discussing the annual audited financial statements with management and our independent registered public accounting firm;

●	annually reviewing and reassessing the adequacy of our Audit Committee charter;

●	meeting separately and periodically with the management and our independent registered public accounting firm;

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●	reporting regularly to the full Board of Directors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposure; and

●	such other matters that are specifically delegated to our Audit Committee by our Board of Directors from time to time.

Compensation Committee

We intend to appoint to our Compensation Committee three directors that will satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. Our Compensation Committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. No officer may be present at any committee meeting during which such officer’s compensation is deliberated upon. The Compensation Committee will be responsible for, among other things:

●	reviewing and approving to the board with respect to the total compensation package for our most senior executive officers;

●	approving and overseeing the total compensation package for our executives other than the most senior executive officers;

●	reviewing and recommending to the board with respect to the compensation of our directors;

●	reviewing periodically and approving any long-term incentive compensation or equity plans;

●	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

●	programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating Committee

We intend to appoint to our Nominating Committee three directors that will satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. The Nominating Committee is responsible for overseeing the selection of persons to be nominated to serve on our Board of Directors. The Nominating Committee considers persons identified by its members, management, shareholders, investment bankers and others.

Arrangements

We are not aware of any arrangement among shareholders regarding the nomination or approval of directors or senior management.

Code of Business Conduct and Ethics

We will adopt a Code of Conduct and Ethics that applies to our directors, officers and other employees prior to the consummation of the offering.

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EXECUTIVE COMPENSATION

Dutch law provides that we must establish a policy in respect of the remuneration of our directors. Such policy will address, among other things, the following topics: the fixed and variable components (if any) of the remuneration of our directors, including remuneration in the form of shares and severance payments. Prior to the consummation of this offering, our Board of Directors will propose, and we expect our shareholders to adopt, a remuneration policy for both the executive and non-executive directors.

Disclosure of compensation on an individual basis is not required in our home country and is not otherwise publicly disclosed by us. The aggregate compensation, including benefits in kind, accrued or paid to our executive officers named in this prospectus for services in all capacities with respect to the year ended December 31, 2021 was €292,325.88.

Pension Benefits

We participate in the national Metal and Engineering Industry Pension Fund, or PMT (Pensioenfonds Metaal & Techniek), pension scheme. The PMT provides the pension scheme for the metal and engineering industry in the Netherlands.

2022 Equity Incentive Plan

Prior to the offering, our Board of Directors will adopt, and we anticipate our shareholders will approve, the 2022 Equity Incentive Plan (the “Plan”) to provide an additional means through the grant of awards of ordinary shares and stock options to attract, motivate, retain and reward selected key employees and other eligible persons. Under the Plan, we would be authorized to issue equity incentives in the form of incentive stock options, non-statutory stock options, restricted shares, restricted share units, share appreciation rights, performance units or performance shares under separate award agreements.

PRINCIPAL SHAREHOLDERS

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of September 30, 2021 by (a) each shareholder who is known to us to own beneficially 5% or more of our outstanding ordinary shares; (b) all directors; (c) our executive officers and (d) all executive officers and directors as a group. Except as otherwise indicated, all persons listed below have (i) sole voting power and investment power with respect to their ordinary shares, except to the extent that authority is shared by spouses under applicable law, and (ii) record and beneficial ownership with respect to their ordinary shares.

Name	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned After Offering(2)
Directors and Executive Officers:
Richard Hardiman, Chief Executive Officer, Director	2,270,897	31.23%		%
Esther Lokhorst, Chief Operations Officer	0	0%		%
Alistair Longman, Chief Technology Officer	0	0%		%
Darren Kirby, Sales Director	0	0%		%
Anton Hemelaar	140,613	2.15%		%
Directors and Executive Officers as a Group		%		%

Other 5% or more Shareholders:
Richard Hardiman, Chief Executive Officer (Board Director)	2,270,897	31.23%		%
Boundary Holding S.à r.l., SPF	1,314,730	18.08%		%
Oliver Cunningham	1,195,209	16.43%		%
Greig Wibberley	1,188,178	16.34%		%
RedChip Companies, Inc.	719,981	9.9%		%
		%		%

(1) Based on 7,272,539  ordinary shares outstanding as of [_].

(2) Excludes any ordinary shares that may be issued if the underwriter exercises its options to cover over allotments.

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RELATED PARTY TRANSACTIONS

Except as provided below, as of the date of this prospectus, we are not aware of any transactions since the inception of the Company, in which the amount involved in the transaction exceeded or will exceed the lesser of $120,000 or one percent of the average of our total assets as of the year-end for the last two completed fiscal years, and to which any of our directors, executive officers or beneficial holders of more than 5% of our ordinary shares, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Boundary Holding sarl SPF is a shareholder of RanMarine. There is a loan agreement between the two companies as of May 27, 2021, for €100,000. The note does not carry interest or a term limit. RanMarine has paid €10,000 as of December 31, 2021. The other payable is a €10,000 short term non-interest bearing loan with one of the shareholders.

MATERIAL AGREEMENTS

We set out below summaries of the material agreements that we have entered into outside of our ordinary course of business in the past two years.

Poralu Marine Assembly and Distribution Agreement

On [April 1], 2021, RanMarine and Rotax, a subsidiary of Nova Nautic SAS operating under the brand name Poralu Marine (“Poralu Marine”) entered into an exclusive five (5) year renewable, assembly and distribution agreement for RanMarine’s ASVs (the “Poralu Marine Agreement”).

Under the agreement, Poralu Marine shall complete take-over no later than nine (9) months after receipt of assembly deliverables from RanMarine. All electronic parts, data packages and accessories shall be purchased exclusively from RanMarine at prices set forth in the agreement. Such prices are reviewed annually with a two percent (2%) maximum variation from one to the next, such that neither party suffers economic loss as a result of economic factors beyond the control of each party. Poralu marine pays a royalty of €1300 for each ASV assembled and shipped, excluding data and front-end software packages.

Also under the agreement, Poralu Marine commits to enabling distribution of RanMarine’s ASVs at the latest sixty (60) days after receipt of distribution deliverables from RanMarine. Poralu Marine has exclusive, worldwide, rights to distribute RanMarine ASVs to commercial ports and marinas, publicly or privately owned (“Poralu Marine Territory”). The agreement places no restrictions on pricing.

Also pursuant to the agreement, Poralu Marine has access to data extracted from RanMarine’s ASVs operating within Poralu Marine Territory. However, RanMarine reserves the right to manage data recorded by any device or sensor attached to a RanMarine ASV, or which is integrated within, and derive commercial benefit from such, beyond the context of the commercial relationship that Poralu Marine maintains with its customers. In so doing, RanMarine shall not use contact information of Poralu Marine clients publicly.

In the event that RanMarine ceases to operate, and is permanently unable to supply electronics, RanMarine shall grant Poralu Marine access to the intellectual property details for the continuation of assembly and distribution of RanMarine’s ASVs. For further details about the arrangements concerning intellectual property, see “Intellectual Property.”

[PLACEHOLDER: ANTI-TAKEOVER MEASURES, E.G. PROTECTIVE PREFERRED SHARES, TBD]

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MARKET FOR OUR SECURITIES

There is currently no market for our ordinary shares or warrants. We intend to apply to the Nasdaq Capital Market have our ordinary shares listed on under the symbol “[_____]” and warrants listed under the symbol “[_____]W”. The offering that we are conducting with the prospectus will not close unless the Nasdaq Capital Market has approved our securities for listing.

SECURITIES ELIGIBLE FOR FUTURE SALE

Ordinary Shares

Upon completion of this offering at an assumed offering price of $[_____] per unit, we will have [________] ordinary shares outstanding, not including: (i) shares underlying the warrants included in the units, (ii) shares underlying underwriter’s warrants (please see below “Underwriter’s Warrants”), (iii) any shares that may be sold pursuant to the underwriter’s over-allotment option or (iv) any shares underlying warrants that may be sold pursuant to the underwriter’s over-allotment option. Additionally, as of [_____], 2022, we had granted no options and had outstanding warrants exercisable into [________] ordinary shares.

All of the ordinary shares sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. All of the ordinary shares sold in by the selling shareholders will be freely transferable without restriction or further registration under the Securities Act. Sales of substantial amounts of our ordinary share in the public market could adversely affect prevailing market prices of our ordinary share. Prior to this offering, there has been no public market for our ordinary shares. We have applied to list the ordinary shares on the Nasdaq Capital Market under the symbol “[_____]”.

Warrants Underlying the Units

Upon completion of this offering, at an assumed offering price of  $[_____] per unit, [_____] warrants underlying the units sold in this offering will be outstanding, not including any warrants that may be sold pursuant to the underwriter’s over-allotment option.

All of the warrants underlying the units sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our warrants in the public market could adversely affect prevailing market prices of our ordinary shares. Prior to this offering, there has been no public market for our warrants. We intend to apply to the Nasdaq Capital Market have our ordinary shares listed on under the symbol “[_____]” and warrants listed under the symbol “[_____]W”.

Underwriter’s Warrants

In addition to cash compensation, we have agreed to issue to the underwriter warrants to purchase up to a total of [________] ordinary shares (equal to 5% of the ordinary shares sold in this offering, or [________] ordinary shares if the underwriter exercises its option in full), at an exercise price equal to 125% of the public offering price per ordinary share offered in this offering. The warrants will be exercisable from time to time, in whole or in part, from six months after the effective date of the registration statement of which this prospectus forms a part until five years from the effective date of the registration statement. The warrants are exercisable at a per share price equal to the per share offering price. The warrants are also exercisable on a cashless basis. The warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA. The underwriter (or permitted assignees under FINRA Rule 5110(g)(1)) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will it engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the effective date of the offering, except as provided for in FINRA Conduct Rule 5110(g)(2). The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, subdivisions, combinations, reclassification, merger or consolidation.

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Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of 1% of the number of ordinary shares then outstanding or the average weekly trading volume of the ordinary shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale. Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who purchase ordinary shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction before the effective date of our initial public offering that was completed in reliance on Rule 701 and complied with the requirements of Rule 701 will be eligible to resell such shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF ASSOCIATION OF OUR COMPANY

Introduction

The below is a summary of certain information concerning our share capital as well as a description of certain provisions of our Articles of Association and Dutch law. The summary below contains only material information regarding our corporate status and share capital. It does not purport to be complete and it is qualified in its entirety by reference to our Articles of Association, an English translation of which is filed as an exhibit to the registration statement of which this prospectus forms a part. This description does not cover any requirements under the Dutch Corporate Governance Code or other legislative proposals that are pending but not yet adopted by the Dutch legislature, nor does it cover any temporary COVID-19 related matters under applicable Dutch law.

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The following summary describes the material terms of our capital stock and provisions of our Articles of Association [and our bylaws]. This summary does not purport to be complete and is qualified in its entirety by reference to all of the provisions of our Articles of Association [and our bylaws], which are filed as exhibits to the registration statement of which this prospectus is a part.

General Overview

We were incorporated under the laws of the Netherlands on March 25, 2016 as a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid).

We are registered in the Commercial Register of the Chamber of Commerce (Kamer van Koophandel) in the Netherlands under number 65812441. We have our corporate seat in Rotterdam, the Netherlands and our registered office is at Galileïstraat 15, 3029AL, Rotterdam, the Netherlands.

The ordinary shares to be sold in this offering will be subject to, and will have been created under, Dutch law.

As described in Article 3 of our current Articles of Association, our corporate objectives are:

-	developing water-carrying self-contained drones for various applications in and around (sea) ports and waterways;

-	to incorporate, to participate in any way whatsoever, to manage and to supervise businesses and companies;

-	to finance businesses and companies;

-	to borrow, to lend and to raise funds, including the issue of bonds, promissory notes or other securities or evidence of indebtedness, as well as to enter into agreements in connection with the aforementioned;

-	to supply advice and to render services to enterprises and companies with which the Company forms a group and to third parties;

-	to render guarantees, to bind the Company and to pledge its assets for obligations of the businesses and companies with which it forms a group and on behalf of third parties;

-	to acquire, manage, exploit and alienate registered property and assets in general;

-	to trade in currencies, securities and items of property in general;

-	to exploit and trade in patent, trademarks, licenses, know-how and other intellectual property rights;

-	to perform any and all activity of industrial, financial or commercial nature,

as well as everything pertaining to the foregoing, relating thereto or conducive thereto, all in the widest sense of the word.

Board of Directors

The Company has a Board of Directors, consisting of one or more executive directors and one or more non-executive directors. As of the date of filing, the Board of Directors consists of [●] executive directors and [●] non-executive directors, see: [●]. Natural persons as well as legal entities shall be capable of holding the office of executive director. Only natural persons can be appointed as non-executive director. The general meeting shall decide on the number of directors. Under our Articles of Association, the directors are appointed by the general meeting which shall at all times have power to suspend or dismiss any director. Executive directors can also be suspended by the Board of Directors. Resolutions of the general meeting to dismiss a director can only be passed by a majority of at least two-thirds of the valid votes, provided that this majority exceeds fifty per cent (50%) of the issued share capital.

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Under Dutch law, the Board of Directors is, as a collective, responsible for the management, policy, strategy and operations of the Company. The executive directors manage the daily business and operations of the Company, and are responsible for the implementation of its strategy. The non-executive directors focus on the supervision on the functioning of the performance of the duties of all directors, our general state of affairs and the policy of the Company. Each director has a duty to act in the corporate interest (vennootschappelijk belang) of the Company and its business. Under Dutch law, such corporate interest extends to the interests of all corporate stakeholders, such as shareholders, but also to the creditors, employees, customers and suppliers of the Company. The duty to act in the corporate interest of the Company also applies in the event of a proposed sale or break-up of the Company, provided that the circumstances in general dictate how such duty is to be applied and how the particular interests of different stakeholder groups should be weighed.

Share Capital

As at [●] 2022, our share capital consists of [________] ordinary shares with a nominal value of EUR [10.00] per share. Our current Articles of Association does not provide for a limit on the number of ordinary shares that we can issue in the form of an authorized share capital.

Ordinary Shares

The following summarizes the main rights of holders of our ordinary shares:

●	each holder of ordinary shares is entitled to one vote per share on all matters to be voted on by shareholders, including the appointment of board members; there are no cumulative voting rights;

●	each holder of ordinary shares is entitled to dividends and other distributions as may be declared from time to time by us, if any; and

●	upon our dissolution, each holder of ordinary shares will be entitled to share pro rata in the distribution of all of our assets remaining available for distribution after satisfaction of all our liabilities.

Warrants 46

Overview. The following summary of certain terms and provisions of the warrants included in the units offered hereby is not complete and is subject to, and qualified in its entirety by, the provisions of the warrant agent agreement   between us and [________], as warrant agent, and the form of warrant, which are filed as exhibits to the registration statement of which this prospectus is a part. Prospective investors should carefully review the terms and provisions set forth in the warrant agent agreement, including the annexes thereto, and form of warrant. The warrant is tradeable and, pending the approval of our Nasdaq listing application, will be listed on the Nasdaq Capital Market, and the exercise price per ordinary share is $[________] for the warrant.

Issuance of Shares and Preemptive Rights

Under Dutch law, shares are issued and rights to subscribe for shares are granted pursuant to a resolution of the general meeting of shareholders. Our general meeting of shareholders may authorize our Board of Directors to issue new shares or grant rights to subscribe for shares. [On the date of filing, the general meeting has been granted the authorization to issue new shares and/or grant rights to subscribe for shares, as from [●] 2022.] Such authorization may be revoked by the general meeting of shareholders at any moment.

46 Note to Draft: Pending terms of warrant.

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Under Dutch law generally, in the event of an issuance of ordinary shares or granting of rights to subscribe for ordinary shares, each shareholder will have a pro rata preemptive right in proportion to the aggregate nominal value of the ordinary shares held by such holder. However, under our Articles of Association, any pre-emptive rights of shareholders are fully excluded and no shareholder has any pre-emptive right on any further share issue or any grant of rights to subscribe for shares.

Transfer of Ordinary Shares

Under Dutch law, transfers of ordinary shares (other than in book-entry form) require a written deed of transfer and, unless the Company is a party to the deed of transfer, and acknowledgement by or proper service upon the Company to be effective. Our ordinary shares are freely transferable under Dutch law. [CHECK ADR/ADS]

Form of Ordinary Shares

Pursuant to our Articles of Association, the ordinary shares are registered shares and legal title to our issued shares is recorded in the register of shareholders. All ordinary shares are registered and are numbered consecutively from 1 onwards. Attached to each ordinary share is a meeting right, a voting right and a right to share in the Company’s profits and reserves, in accordance with the provisions of our Articles of Association. Any shareholder’s right to receive share certificates in relation to its ordinary shares is excluded to the extent permitted by law and to the extent that the issuance of a share certificate is not required under the rules of any stock exchange on which the ordinary shares are admitted to trading. [Furthermore, the Company is entitled to issue share certificates representing either individual ordinary shares or several ordinary shares.] [CHECK ADR/ADS]

Purchase and Repurchase of Ordinary Shares

Under Dutch law, the Company itself may not subscribe for newly issued ordinary shares. The Board of Directors may resolve to acquire shares in the share capital of the Company (other than by way of issuance), subject to applicable provisions and restrictions of Dutch law and our Articles of Association. The Company may not, except for no consideration or under universal title of succession (onder algemene titel), acquire fully paid up shares when the acquisition price cannot be paid out of the distributable reserves or when the Board of Directors knows or should reasonably be able to foresee that the Company cannot proceed to pay its payable debts after the acquisition. Any transfer of shares, effected by the Company, shall require the consent of the general meeting.

Squeeze-Out of Shareholders

Pursuant to the Dutch Civil Code, a shareholder or a holder of depositary receipts holding at least 95% of issued share capital of a Dutch private company with limited liability for his/her own account may initiate proceedings against the other shareholders/holders of depositary receipts of such company for the transfer of their shares. These proceedings can be initiated by means of a writ of summons served upon each of the other shareholders/holders of depositary receipts, and shall be held before the Enterprise Chamber in accordance with the provisions of the Dutch Code of Civil Procedure (Wetboek van Burgerlijke Rechtsvordering). The claim for such squeeze-out may be granted by the Enterprise Chamber in relation to all minority shareholders/holders of depositary receipts. The Enterprise Chamber shall determine the price to be paid for the shares, and if necessary, one or three experts shall be appointed who will offer an opinion on the value to be paid for the shares of the minority shareholders/holders of depositary receipts to the Enterprise Chamber. If the order to transfer the shares becomes final, written notice of the date, place of payment and the price shall be given by the acquiror to the holders of the shares that shall be acquired. In case one or more addresses of such holders are unknown to the acquiror, the majority holder is required to publish the same in a daily, nationwide newspaper.

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Capital Reduction

At a general meeting, our shareholders may resolve to reduce our issued share capital by (i) cancelling ordinary shares or (ii) reducing the amount of the ordinary shares by amending our Articles of Association, provided that at least one share shall be held by a person other than and for the account of the Company or a subsidiary. In either case, this reduction would be subject to applicable statutory provisions. A resolution to cancel shares may only relate to (i) shares held by the Company or in respect of which the Company holds the depository receipts, or (ii) all shares of a category or indication, provided that a repayment on shares takes place together with the cancellation. In other cases a resolution to cancel shares can only be passed with the consent of the shareholders involved.

Reduction of the nominal value of shares without repayment shall be effected proportionally to all ordinary shares. Such requirement of proportionality may be abandoned if all shareholders involved consent.

Shareholder Meetings

As a rule, general meetings are held in either Rotterdam, Amsterdam, municipality of Haarlemmermeer (Airport Schiphol), London or New York City. All of our shareholders and others entitled to attend our general meetings are authorized to address the meeting and, in so far as they have such right, to vote, either in person or by proxy.

We will hold at least one general meeting each year, to be held within six months after the end of its financial year.

Our Board of Directors may convene additional extraordinary general meetings at its discretion, subject to the notice requirements described below. Pursuant to Dutch law and our Articles of Association, one or more shareholders and/or others entitled to attend general meetings of shareholders, alone or jointly representing at least 1% of our issued share capital, may request the Board of Directors to convene a general meeting. The Board of Directors shall take the necessary measures so that the general meeting can be held within four weeks after such request, unless a substantial interest (zwaarwichtig belang) opposes to this convocation. If in such case the Board of Directors should fail to convene a meeting, in the sense that it should be held within four weeks after the date the above request has been received, then these applicants can be authorized at their request by the Court in summary proceedings.

The general meeting is convened by a notice, which includes an agenda stating the items to be discussed and the location and time of our general meeting. For the annual general meeting the agenda will include, among other things, the adoption of our annual accounts, the appropriation of its profits or losses and granting discharge to members of the Board of Directors. In addition, the agenda for a general meeting includes such additional items as determined by our Board of Directors. Pursuant to Dutch law and our Articles of Association, one or more shareholders and/or others entitled to attend general meetings of shareholders, alone or jointly representing at least 3% of the issued share capital, have the right to request the inclusion of additional items on the agenda of shareholders’ meetings. Such requests must be made in writing, and may include a proposal for a shareholder resolution, and must be received by us no later than on the 60th day before the day the relevant shareholders’ meeting is held. No resolutions will be adopted on items other than those which have been included in the agenda.

The general meeting shall be conducted by the chairman of the Board of Directors or, in case no chairman of the Board of Directors has been appointed or this chairman is not present at the meeting, by the in age most senior attending Director. In the absence of all Directors, our general meeting will appoint its chairman.

Voting Rights and Quorum

In accordance with Dutch law and our Articles of Association, each ordinary share confers the right on the holder thereof to cast one vote at our general meeting. The voting rights attached to any ordinary shares held by the Company or its direct or indirect subsidiaries are suspended, unless the ordinary shares were encumbered with a right of usufruct or a pledge in favor of a party other than us or a direct or indirect subsidiary before such ordinary shares were acquired by us or such a subsidiary, in which case, the other party may be entitled to exercise the voting rights on the ordinary shares. The Company may not exercise voting rights for ordinary shares in respect of which its or a direct or indirect subsidiary has a right of usufruct or a pledge. Voting rights may be exercised by shareholders or by a duly appointed proxy holder of a shareholder, which proxy holder need not be a shareholder. The holder of a usufruct or pledge on shares will have the voting rights attached thereto if so provided for when the usufruct or pledge was created.

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Under our Articles of Association, blank votes (votes where no choice has been made) and invalid votes will not be counted as votes cast.

Resolutions of the shareholders are adopted at a general meeting by a majority of votes cast, except where Dutch law or our Articles of Association provide for a special majority in relation to specified resolutions. For specific resolutions, our Articles of Association provide for quorum requirements, inter alia for resolutions concerning the amendment of the Articles of Association and the dissolution of the Company (as described below), and subject to any provision of mandatory Dutch law.

Our Board of Directors will keep a record of the resolutions passed at each general meeting.

Amendment of Articles of Association

At a general meeting, at the proposal of our Board of Directors, our general meeting may resolve to amend the Articles of Association. A resolution by the shareholders to amend the Articles of Association requires an absolute majority of the votes cast. If a proposal to that effect has not been made by the Board of Directors, these resolutions shall only be passed with a majority of at least two-thirds of the valid votes cast at a general meeting, at which at least three quarters of the issued share capital that is entitled to vote is represented.

Dissolution and liquidation

Our shareholders may at a general meeting, based on a proposal by our Board of Directors, by means of a resolution passed by an absolute majority of the votes cast resolve that the Company will be dissolved. If a proposal to that effect has not been made by the Board of Directors, these resolutions shall only be passed with a majority of at least two-thirds of the valid votes cast at a general meeting, at which at least three quarters of the issued share capital that is entitled to vote is represented. To the extent that any assets remain after payment of all debts, those assets shall be distributed to the holders of ordinary shares.

Dividends and Other Distributions

The Company may only make distributions to its shareholders if its shareholders’ equity exceeds the reserves that the Company is required to maintain by law or by the Articles of Association.

Under our Articles of Association, the Board of Directors may resolve to make distributions. Pursuant to and in accordance with a proposal thereto by the Board of Directors, the general meeting may also resolve to make distributions. In that case, and under Dutch law, the Board of Directors has to give its approval to every proposed dividend or other distribution. It may only deny its approval if it knows or reasonably ought to foresee that the corporation, after such dividend or distribution, shall no longer be able to continue the payment of its due and collectable debts.

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If, after a distribution, the Company is unable to continue paying its due debts, the Board of Directors shall, with due observance of the provisions of the law, be jointly and severally liable for the deficit created by the distribution. In addition, the person who received the distribution while he knew or should reasonable have foreseen that after the distribution the Company would not be able to continue paying its due debts, shall be liable to the Company for reimbursement of the shortfall caused by the distribution, each for no more than the amount or value of the distribution received by him, with due observance of the provisions of Dutch law. When calculating the distribution of profits, the shares which the Company holds in its capital shall not be taken into account, unless those shares are encumbered with a right of usufruct or a right of pledge, if the pledgee is entitled to the distribution on those shares pursuant to the deed of pledge. In calculating the amount to be paid on each share, only the amount of the obligatory payments on the nominal amount of the shares shall be taken into account.

Shareholders may claim to receive a distribution within five (5) years from the date on which the distribution became payable. Furthermore, distributions can be paid by the Company in cash, in shares, or in kind.

Dutch Financial Reporting Supervision Act

On the basis of the Dutch Financial Reporting Supervision Act (Wet toezicht financiële verslaggeving), or the FRSA, the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten), or AFM supervises the application of financial reporting standards by Dutch companies whose securities are listed on a Dutch or foreign stock exchange.

Pursuant to the FRSA, the AFM has an independent right to (i) request an explanation from us regarding our application of the applicable financial reporting standards if, based on the publicly known facts or circumstances, it has reason to doubt that the company’s financial reporting meets such standards and (ii) recommend to us the making available of further explanations. If we do not comply with such a request or recommendation, the AFM may request that the Enterprise Chamber of the Amsterdam Court of Appeal (Ondernemingskamer) order us to (i) make available further explanations as recommended by the AFM (ii) provide an explanation of the way we have applied the applicable financial reporting standards to our financial reports or (iii) prepare our financial reports in accordance with the Enterprise Chamber’s orders.

Disclosure of Substantial Holdings

Any person who, directly or indirectly, acquires or disposes of an actual or deemed interest in the capital or voting rights of the company must forthwith notify the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten), or AFM, if as a result of such acquisition or disposal the percentage of capital interest or voting rights held (or deemed held) by such person in the company reaches, exceeds or falls below any of the following thresholds: 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%.

A notification requirement also applies if a person’s capital interest or voting rights reaches, exceeds or falls below the above-mentioned thresholds as a result of a change in the company’s total outstanding share capital or voting rights.

Such notification must be made no later than the fourth trading day after the AFM has published the company’s notification of the change in its outstanding share capital. The company is required to notify the AFM forthwith of the changes to its total share capital or voting rights if its issued share capital or voting rights changes by 1% or more since the company’s previous notification. The company must also notify the AFM within eight days after each quarter, in the event its share capital or voting rights changed by less than 1% in that relevant quarter since the company’s previous notification.

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For the purpose of calculating the percentage of capital interest or voting rights under the rules outlined above, the following interests must, inter alia, be taken into account:

(i)	shares and voting rights directly held (or acquired or disposed of) by any person;
(ii)	shares and voting rights held (or acquired or disposed of) by such person’s controlled entity or by a third party for such person’s account or by a third party with whom such person has concluded an oral or written voting agreement;
(iii)	voting rights acquired pursuant to an agreement providing for a temporary transfer of voting rights against a payment;
(iv)	shares which such person (directly or indirectly) or third party referred to above, may acquire pursuant to any option or other right to acquire shares;
(v)	shares that determine the value of certain cash settled financial instruments such as contracts for difference and total return swaps;
(vi)	shares that must be acquired upon exercise of a put option by a counterparty; and
(vii)	shares that are the subject of another contract creating an economic position similar to a direct or indirect holding in those shares.

Special attribution rules apply to shares and voting rights that are part of the property of a partnership or other community of property. A holder of a pledge or right of usufruct in respect of shares can also be subject to the reporting obligations, if such person has, or can acquire, the right to vote the shares. The acquisition of (conditional) voting rights by a pledgee or beneficial owner may also trigger the reporting obligations as if the pledgee or beneficial owner were the legal holder of the shares.

For the purpose of calculating the percentage of capital interest or voting rights, the following instruments qualify as “shares”: (i) shares, (ii) depositary receipts for shares (or negotiable instruments similar to such receipts), (iii) negotiable instruments for acquiring the instruments under (i) or (ii) (such as convertible bonds), and (iv) options for acquiring the instruments under (i) or (ii).

Disclosure of Short Positions

Each person holding a gross short position in relation to our issued share capital that reaches, exceeds or falls below any one of the following thresholds:3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%, must forthwith give written notice to the AFM. If a person’s gross short position reaches, exceeds or falls below one of the above-mentioned thresholds as a result of a change in the company’s issued share capital, such person must make a notification not later than the fourth trading day after the AFM has published the company’s notification in the public register of the AFM.

In addition, any natural or legal person holding a net short position equal or exceeding 0.2% of the issued share capital of a Dutch listed company is required to notify such position to the AFM. Each subsequent increase of this position by 0.1% above 0.2% must also be notified, provided that the European Securities and Markets Authority [has decided, in light of the COVID-19 pandemic, to temporarily lower the initial threshold of 0.2% to 0.1% until [●] (subject to potential renewal of the extension).] Each net short position exceeding 0.5% of the issued share capital of a Dutch listed company and any subsequent increase of that position by 0.1% will be made public by the AFM. To calculate whether a natural person or legal person has a net short position, his short positions and long positions must be set off.

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Market Abuse Rules

Insider dealing and market manipulation prohibitions

Pursuant to the European Market Abuse Regulation, no natural or legal person is permitted to:

(i)	engage or attempt to engage in insider dealing in financial instruments listed on a regulated market or for which a listing has been requested, such as the ordinary shares;
(ii)	recommend that another person engages in insider dealing or induce another person to engage in insider dealing; or
(iii)	unlawfully disclose inside information relating to the ordinary shares or the company.

Furthermore, no person may engage in or attempt to engage in market manipulation.

Public disclosure of inside information

We are required to inform the public as soon as possible and in a manner that enables fast access and complete, correct and timely assessment of the information, of inside information which directly concerns the company. Pursuant to the European Market Abuse Regulation, inside information is information of a precise nature, which has not been made public, relating, directly or indirectly, to one or more issuers or to one or more financial instruments, and which, if it were made public, would be likely to have a significant effect on the prices of those financial instruments or on the price of related derivative financial instruments. An intermediate step in a protracted process can also be deemed to be inside information. The company is required to post and maintain on its website all inside information for a period of at least five years. Under certain circumstances, the disclosure of inside information may be delayed, which needs to be notified to the AFM after the disclosure has been made. Upon request of the AFM, a written explanation needs to be provided setting out why a delay of the publication was considered permitted.

Insiders lists

The company and any person acting on its behalf or on its account are obligated to draw up an insiders’ list of officers, employees and other persons working for the company with access to inside information relating to the company, to promptly update the insider list and provide the insider list to the AFM upon its request. the company and any person acting on its behalf or on its account are obligated to take all reasonable steps to ensure that any person on the insider list acknowledges in writing the legal and regulatory duties entailed and is aware of the sanctions applicable to insider dealing and unlawful disclosure of inside information.

Managers’ transactions

In addition to the notification obligations for persons discharging managerial responsibilities (and persons closely associated with them) mentioned above, a person discharging managerial responsibilities is not permitted to (directly or indirectly) conduct any transactions on its own account or for the account of a third party, relating to our ordinary shares or debt instruments of the company or other financial instruments linked thereto, during a closed period of 30 calendar days before the announcement of a half-yearly report or the annual report of the notify persons discharging managerial responsibilities of their obligations in writing. Persons discharging managerial responsibilities are required to notify the persons closely associated with them of their obligations in writing.

Non-compliance with Market Abuse Rules

In accordance with the Market Abuse Regulation, the AFM has the power to take appropriate administrative sanctions, such as fines, and/or other administrative measures in relation to possible infringements.

Non-compliance with the market abuse rules set out above could also constitute an economic offense and/or a crime (misdrijf) and could lead to the imposition of administrative fines by the AFM. The public prosecutor could press criminal charges resulting in fines or imprisonment. If criminal charges are pressed, it is no longer allowed to impose administrative penalties and vice versa. The AFM shall in principle also publish any decision imposing an administrative sanction or measure in relation to an infringement of the Market Abuse Regulation.

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[Foreign Investment Legislation]

[TBD, Act Vifo to be enacted in 2023]

[Exclusive Forum Provisions in the Articles of Association]

Unless, to the extent permitted under applicable law, the Company consents in writing to the choice of another forum, the court of Rotterdam shall have exclusive jurisdiction for (i) claims relating to a breach of a (fiduciary) duty by a director, officer, employee or representative of the Company towards the Company and its shareholders; (ii) claims arising from a provision of the Dutch Civil Code, the Company’s Articles of Association or the regulation of the Board of Directors; or (iii) claims relating to the internal affairs of the company.

Unless the Company consents in writing to the choice of another forum, the federal district courts in the United States of America shall have exclusive jurisdiction to resolve claims arising under the Exchange Act, as amended, or the rules or regulations promulgated thereunder.

Listing

We intend to apply to list the ordinary shares on the Nasdaq Capital Market under the symbol “[●]”.

Transfer Agent

Our stock transfer agent and warrant agent for our securities is [________] located at [________], and its telephone number is [________].

COMPARISON OF DUTCH CORPORATE LAW AND U.S. CORPORATE LAW

The following comparison between Dutch corporate law, which applies to us, and Delaware corporation law, the law under which many publicly listed corporations in the United States are incorporated, discusses additional matters not otherwise described in this prospectus. Although we believe this summary is materially accurate, the summary is subject to Dutch law, including Book 2 of the Dutch Civil Code and the DCGC and Delaware corporation law, including the Delaware General Corporation Law.

Corporate Governance

Duties of Managing and Supervisory Board Members

The Netherlands. We have a two-tier board structure consisting of our management board (bestuur) and a separate supervisory board (raad van commissarissen).

Under Dutch law, the management board is charged with the management of the company, subject to the restrictions contained in our articles of association, and the supervisory board is charged with the supervision of the policy of the management board and the general course of affairs of the company and of the business connected with it. The management board members may divide their tasks among themselves in or pursuant to the internal rules applicable to the management board. Each management board member and supervisory board member has a statutory duty to act in the corporate interest of the company and its business. Under Dutch law, the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers. The duty to act in the corporate interest of the company also applies in the event of a proposed sale or break-up of the company, provided that the circumstances generally dictate how such duty is to be applied and how the respective interests of various groups of stakeholders should be weighed. Our articles of association stipulate that the planet, humankind and society are important stakeholders of us and the highest principle pursued by us as part of our objects is the protection of the environment, nature and humankind. Under our articles of association, this principle shall form the foundation of our actions and the decisions of our management board and the supervisory board. On the basis of that premise, among other matters, our management board and the supervisory board may let the interests of the planet, humankind and society outweigh the interests of other stakeholders, provided that the interests of the latter stakeholders are not unnecessarily or disproportionately harmed. Any resolution of the management board regarding a material change in our identity or character requires approval of the general meeting.

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The approval of our supervisory board is required for certain resolutions of our management board, including concerning the following matters: the making of certain proposals to the general meeting; the issue of shares or the granting of rights to subscribe for shares; the limitation or exclusion of preemption rights; the acquisition of shares by us in our own capital; the drawing up or amendment of our management board rules; the performance of legal acts relating to non-cash contributions on shares; material changes to the identity or the character of the company or its business; the charging of amounts to be paid up on shares against the company’s reserves; the making of an interim distribution; and such other resolutions as the supervisory board shall have specified in a resolution to that effect and notified to the management board. The absence of the approval of the supervisory board shall result in the relevant resolution being null and void but shall not affect the powers of representation of the management board or of the management board members.

Our management board is entitled to represent the Company. The power to represent the Company also vests in any two management board members acting jointly.

Delaware. The board of directors bears the ultimate responsibility for managing the business and affairs of a corporation. In discharging this function, directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its stockholders. Delaware courts have decided that the directors of a Delaware corporation are required to exercise informed business judgment in the performance of their duties. Informed business judgment means that the directors have informed themselves of all material information reasonably available to them. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation. In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the stockholders.

Director Terms

The Netherlands. The DCGC provides the following best practice recommendations on the terms for tenure of management board members and supervisory board members:

●	Management board members should be appointed for a maximum period of four years, without limiting the number of consecutive terms management board members may serve.

●	Supervisory board members should be appointed for two consecutive periods of no more than four years. Thereafter, supervisory board members may be reappointed for a maximum of two consecutive periods of no more than two years, provided that the reasons for any reappointment after an eight-year term of office should be disclosed in the company’s annual report.

The general meeting shall at all times be entitled to suspend or dismiss a management board member or supervisory board member. Under our articles of association, the general meeting may only adopt a resolution to suspend or dismiss such director by at least a two-thirds majority of the votes cast, provided that such majority represents more than half of the issued share capital, unless the resolution is passed at the proposal of the supervisory board, in which case a simple majority of the votes cast is sufficient. In addition, the supervisory board may at any time suspend a management board member. A suspension by the supervisory board can at any time be lifted by the general meeting. If a management board member is suspended and the general meeting does not resolve to dismiss him or her within three months from the date of such suspension, the suspension shall lapse.

Delaware. The Delaware General Corporation Law generally provides for a one-year term for directors, but permits directorships to be divided into up to three classes with up to three-year terms, with the years for each class expiring in different years, if permitted by the certificate of incorporation, an initial bylaw or a bylaw adopted by the stockholders. A director elected to serve a term on a “classified” board may not be removed by stockholders without cause. There is no limit in the number of terms a director may serve.

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Director Vacancies

The Netherlands. Our management board can temporarily fill vacancies in its midst caused by temporary absence or incapacity of management board members without requiring a shareholder vote. If all of our management board members are absent or incapacitated, our management shall be attributed to the supervisory board. The person charged with our management in this manner may designate one or more persons to be charged with our management instead of, or together with, such person(s). Our supervisory board can also temporarily fill vacancies in its midst caused by temporary absence or incapacity of supervisory board members without a shareholder vote. If all of our supervisory board members are absent or incapacitated, the supervision of our Company shall be attributed to the person who most recently ceased to hold office as the chairperson of our supervisory board, provided that such person is willing and able to accept such position, who may designate one or more other persons to be charged with the supervision of the Company, instead of, or together with, such former chairperson. The person charged with the supervision of the Company pursuant to this provision shall cease to hold that position when the general meeting has appointed one or more persons as supervisory board members.

Under Dutch law, management board members and supervisory board members are appointed and reappointed by the general meeting. Under our articles of association, two of our founders, as long as each holds at least 5% of our voting rights, can each make a binding nomination for the appointment of one supervisory board member. These supervisory board members can only be appointed by the general meeting upon such binding nominations. In addition, under our articles of association, our management board members and our other supervisory board members are appointed by the general meeting upon binding nomination by our supervisory board. However, the general meeting may at all times overrule the binding nomination by a resolution adopted by at least a two-thirds majority of the votes cast, provided such majority represents more than half of the issued share capital. If the general meeting overrules the binding nomination, the supervisory board, as applicable, shall make a new nomination.

Our supervisory board adopted a diversity policy for the composition of our management board and our supervisory board, as well as a profile for the composition of the supervisory board. The supervisory board shall make any nomination for the appointment of a management board member or supervisory board member with due regard to the rules and principles set forth in such diversity policy and profile, as applicable.

Under Dutch law, when nominating a person for appointment or reappointment as a supervisory board member, the nomination must be supported by reasons (if it concerns a reappointment, past performance must be taken into consideration) and the following information about such person must be provided: (i) age and profession; (ii) the aggregate nominal value of the shares held in the company’s capital; (iii) present and past positions, to the extent relevant for the performance of the tasks of a supervisory board member; and (iv) the name of each entity where such person already holds a position as supervisory board member or non-executive director (in case of multiple entities within the same group, the name of the group shall suffice).

Delaware. The Delaware General Corporation Law provides that vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) unless (i) otherwise provided in the certificate of incorporation or bylaws of the corporation or (ii) the certificate of incorporation directs that a particular class of stock is to elect such director, in which case any other directors elected by such class, or a sole remaining director elected by such class, will fill such vacancy.

Conflict-of-Interest Transactions

The Netherlands. Under Dutch law and our articles of association, our management board members and supervisory board members shall not take part in any discussion or decision-making that involves a subject or transaction in relation to which he or she has a direct or indirect personal conflict of interest with us. Such a conflict of interest would generally arise if the management board member or supervisory board member concerned is unable to serve our interests and the business connected with it with the required level of integrity and objectivity due to the existence of the conflicting personal interest. Our articles of association provide that if as a result of conflicts of interests no resolution of the management board can be adopted, the resolution shall be passed by the supervisory board and that, if as a result of conflicts of interests no resolution of the supervisory board can be adopted, the resolution may nonetheless be adopted by the supervisory board as if none of the supervisory board members had a conflict of interest. In that case, each supervisory board member is entitled to participate in the discussion and decision-making process and to cast a vote.

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The DCGC provides the following best practice recommendations in relation to conflicts of interests in respect of management board members or supervisory board members:

●	A management board member should report any potential conflict of interest in a transaction that is of material significance to the company and/or to such person to the chairperson of the supervisory board and to the other members of the management board without delay. The management board member should provide all relevant information in that regard, including the information relevant to the situation concerning his or her spouse, registered partner or other life companion, foster child and relatives by blood or marriage up to the second degree.

●	A supervisory board member should report any conflict of interest or potential conflict of interest in a transaction that is of material significance to the company and/or to such person to the chairperson of the supervisory board without delay and should provide all relevant information in that regard, including the relevant information pertaining to his or her spouse, registered partner or other life companion, foster child and relatives by blood or marriage up to the second degree. If the chairperson of the supervisory board has a conflict of interest or potential conflict of interest, he or she should report this to the vice-chairperson of the supervisory board without delay.

●	The supervisory board should decide, outside the presence of the management board member or supervisory board member concerned, whether there is a conflict of interest.

●	All transactions in which there are conflicts of interest with management board members or supervisory board members should be agreed on terms that are customary in the market.

●	Decisions to enter into transactions in which there are conflicts of interest with management board members or supervisory board members that are of material significance to the company and/or to the relevant management board members or supervisory board members should require the approval of the supervisory board. Such transactions should be published in the annual report, together with a description of the conflict of interest and a declaration that the relevant best practice provisions of the DCGC have been complied with.

Delaware. The Delaware General Corporation Law generally permits transactions involving a Delaware corporation and an interested director of that corporation if:

●	the material facts as to the director’s relationship or interest are disclosed and a majority of disinterested directors consent;

●	the material facts are disclosed as to the director’s relationship or interest and a majority of shares entitled to vote thereon consent; or

●	the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board of directors or the stockholders.

Proxy Voting by Directors

The Netherlands. An absent management board member may issue a proxy for a specific management board meeting but only to another management board member in writing or by electronic means. An absent supervisory board member may issue a proxy for a specific supervisory board meeting but only to another supervisory board member in writing or by electronic means.

Delaware. A director of a Delaware corporation may not issue a proxy representing the director’s voting rights as a director.

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Shareholder Rights

Voting Rights

The Netherlands. In accordance with Dutch law and our articles of association, each issued ordinary share confers the right to cast one vote at the general meeting and each issued high voting share confers the right to cast 25 votes at the general meeting. No votes may be cast on shares that are held by us or our direct or indirect subsidiaries or on shares for which we or our subsidiaries hold depository receipts. Nonetheless, the holders of a right of usufruct (vruchtgebruik) and the holders of a right of pledge (pandrecht) in respect of shares held by us or our subsidiaries in our share capital are not excluded from the right to vote on such shares, if the right of usufruct (vruchtgebruik) or the right of pledge (pandrecht) was granted prior to the time such shares were acquired by us or any of our subsidiaries. Neither we nor any of our subsidiaries may cast votes in respect of a share on which we or such subsidiary holds a right of usufruct (vruchtgebruik) or a right of pledge (pandrecht).

In accordance with our articles of association, for each general meeting, the management board may determine that a record date will be applied in order to establish which shareholders are entitled to attend and vote at the general meeting. Such record date shall be the 28th day prior to the day of the general meeting. The record date and the manner in which shareholders can register and exercise their rights will be set out in the notice of the meeting which must be published in a Dutch daily newspaper with national distribution at least 15 days prior to the meeting (and such notice may therefore be published after the record date for such meeting). Under our articles of association, shareholders and others with meeting rights under Dutch law must notify us in writing or by electronic means of their identity and intention to attend the general meeting. This notice must be received by us ultimately on the seventh day prior to the general meeting, unless indicated otherwise when such meeting is convened.

Delaware. Under the Delaware General Corporation Law, each stockholder is entitled to one vote per share of stock, unless the certificate of incorporation provides otherwise. In addition, the certificate of incorporation may provide for cumulative voting at all elections of directors of the corporation, or at elections held under specified circumstances. Either the certificate of incorporation or the bylaws may specify the number of shares and/or the amount of other securities that must be represented at a meeting in order to constitute a quorum, but in no event will a quorum consist of less than one-third of the shares entitled to vote at a meeting.

Stockholders as of the record date for the meeting are entitled to vote at the meeting, and the board of directors may fix a record date that is no more than 60 nor less than 10 days before the date of the meeting, and if no record date is set then the record date is the close of business on the day next preceding the day on which notice is given, or if notice is waived then the record date is the close of business on the day next preceding the day on which the meeting is held. The determination of the stockholders of record entitled to notice or to vote at a meeting of stockholders shall apply to any adjournment of the meeting, but the board of directors may fix a new record date for the adjourned meeting.

Shareholder Proposals

The Netherlands. Pursuant to our articles of association, extraordinary general meetings will be held whenever required under Dutch law or whenever our management board or supervisory board deems such to be appropriate or necessary. Pursuant to Dutch law, one or more shareholders or others with meeting rights under Dutch law representing at least one-tenth of the issued share capital may request us to convene a general meeting, setting out in detail the matters to be discussed. If we have not taken the steps necessary to ensure that such a meeting can be held within six weeks after the request, the requesting party or parties may, on their application, be authorized by the competent Dutch court in preliminary relief proceedings to convene a general meeting.

Also, the agenda for a general meeting shall include such items requested by one or more shareholders, and others entitled to attend general meetings, representing at least 3% of the issued share capital, except where the articles of association state a lower percentage. Our articles of association do not state such lower percentage. Requests must be made in writing or by electronic means and received by us at least 60 days before the day of the meeting.

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In accordance with the DCGC and our articles of association, shareholders having the right to put an item on the agenda under the rules described above shall exercise such right only after consulting our management board in that respect. If one or more shareholders intend to request that an item be put on the agenda that may result in a change in our strategy (for example, the removal of management board members or supervisory board members), our management board must be given the opportunity to invoke a reasonable period to respond to such intention. Such period shall not exceed 180 days (or such other period as may be stipulated for such purpose by Dutch law and/or the DCGC from time to time). If invoked, our management board must use such response period for further deliberation and constructive consultation, in any event with the shareholders concerned, and shall explore the alternatives. At the end of the response time, our management board shall report on this consultation and the exploration of alternatives to our general meeting. This shall be supervised by our supervisory board. The response period may be invoked only once for any given general meeting and shall not apply (a) in respect of a matter for which a response period has been previously invoked; or (b) if a shareholder holds at least 75% of our issued share capital as a consequence of a successful public bid. The response period may also be invoked in response to shareholders or others with meeting rights under Dutch law requesting that a general meeting be convened, as described above.

Moreover, our management board, with the approval of our supervisory board, can invoke a cooling-off period of up to 250 days when shareholders, using their right to have items added to the agenda for a general meeting or their right to request a general meeting, propose an agenda item for our general meeting to dismiss, suspend or appoint one or more management board members or supervisory board members (or to amend any provision in our articles of association dealing with those matters) or when a public offer for our company is made or announced without our support, provided, in each case, that our management board believes that such proposal or offer materially conflicts with the interests of our company and its business. During a cooling-off period, our general meeting cannot dismiss, suspend or appoint management board members and supervisory board members (or amend the provisions in our articles of association dealing with those matters) except at the proposal of our management board. During a cooling-off period, our management board must gather all relevant information necessary for a careful decision-making process and at least consult with shareholders representing 3% or more of our issued share capital at the time the cooling-off period was invoked, as well as with our Dutch works council (if we or, under certain circumstances, any of our subsidiaries would have one). Formal statements expressed by these stakeholders during such consultations must be published on our website to the extent these stakeholders have approved that publication. Ultimately one week following the last day of the cooling-off period, our management board must publish a report in respect of its policy and conduct of affairs during the cooling-off period on our website. This report must remain available for inspection by shareholders and others with meeting rights under Dutch law at our office and must be tabled for discussion at the next general meeting. Shareholders representing at least 3% of our issued share capital may request the Enterprise Chamber for early termination of the cooling-off period. The Enterprise Chamber must rule in favor of the request if the shareholders can demonstrate that:

●	our management board, in light of the circumstances at hand when the cooling-off period was invoked, could not reasonably have concluded that the relevant proposal or hostile offer constituted a material conflict with the interests of our company and its business;

●	our management board cannot reasonably believe that a continuation of the cooling-off period would contribute to careful policy-making; or

●	other defensive measures, having the same purpose, nature and scope as the cooling-off period, have been activated during the cooling-off period and have not since been terminated or suspended within a reasonable period at the relevant shareholders’ request (i.e., no ‘stacking’ of defensive measures).

Delaware. Delaware law does not specifically grant stockholders the right to bring business before an annual or special meeting. However, if a Delaware corporation is subject to the SEC’s proxy rules, a stockholder who owns at least $2,000 in market value, or 1% of the corporation’s securities entitled to vote, may propose a matter for a vote at an annual or special meeting in accordance with those rules.

Action by Written Consent

The Netherlands. Under Dutch law, shareholders’ resolutions may be adopted in writing without holding a meeting of shareholders, provided that (i) the articles of association allow such action by written consent, (ii) the company has not issued bearer shares or, with its cooperation, depository receipts for shares in its capital, and (iii) the resolution is adopted unanimously by all shareholders that are entitled to vote. Although our articles of association allow for shareholders’ resolutions to be adopted in writing, the requirement of unanimity renders the adoption of shareholder resolutions without holding a meeting not feasible for us as a publicly traded company.

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Delaware. Although permitted by Delaware law, publicly listed companies do not typically permit stockholders of a corporation to take action by written consent.

Appraisal Rights

The Netherlands. Subject to certain exceptions, Dutch law does not recognize the concept of appraisal or dissenters’ rights. However, Dutch law does provide for squeeze-out procedures as described under “Description of Share Capital and Articles of Association - Dividends and Other Distributions - Squeeze-Out Procedures.” Also, Dutch law provides for cash exit rights in certain situations for dissenting shareholders of a company organized under Dutch law entering into certain types of mergers. In those situations, a dissenting shareholder may file a claim with the Dutch company for compensation. Such compensation shall then be determined by one or more independent experts. The shares of such a shareholder that are subject to such claim will cease to exist as of the moment of entry into effect of the merger.

Delaware. The Delaware General Corporation Law provides for stockholder appraisal rights, or the right to demand payment in cash of the judicially determined fair value of the stockholder’s shares, in connection with certain mergers and consolidations.

Shareholder Suits

The Netherlands. In the event a third party is liable to a Dutch company, only the company itself can bring a civil action against that party. The individual shareholders do not have the right to bring an action on behalf of the company. Only in the event that the cause for the liability of a third party to the company also constitutes a tortious act directly against a shareholder does that shareholder have an individual right of action against such third party in its own name. Dutch law provides for the possibility to initiate such actions collectively, in which a foundation or an association can act as a class representative and has standing to commence proceedings and claim damages if certain criteria are met. The court will first determine if those criteria are met. If so, the case will go forward as a class action on the merits after a period allowing class members to opt out from the case has lapsed. All members of the class who are residents of The Netherlands and who did not opt out will be bound to the outcome of the case. Residents of other countries must actively opt in in order to be able to benefit from the class action. The defendant is not required to file defenses on the merits prior to the merits phase having commenced. It is possible for the parties to reach a settlement during the merits phase. Such a settlement can be approved by the court, which approval will then bind the members of the class, subject to a second opt-out. This new regime applies to claims brought after January 1, 2020 and which relate to certain events that occurred prior to that date. For other matters, the old Dutch class actions regime will apply. Under the old regime, no monetary damages can be sought. Also, a judgment rendered under the old regime will not bind individual class members. Even though Dutch law does not provide for derivative suits, directors and officers can still be subject to liability under U.S. securities laws.

Under our articles of association, except as otherwise approved by our management board, the sole and exclusive forum for any complaint asserting a cause of action arising under the Securities Act, as amended, to the fullest extent permitted by applicable law, shall be the U.S. federal district courts.

Delaware. Under the Delaware General Corporation Law, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may commence a class action suit on behalf of himself and other similarly situated stockholders where the requirements for maintaining a class action under Delaware law have been met. A person may institute and maintain such a suit only if that person was a stockholder at the time of the transaction which is the subject of the suit. In addition, under Delaware case law, the plaintiff normally must be a stockholder at the time of the transaction that is the subject of the suit and throughout the duration of the derivative suit.

Delaware law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff in court, unless such a demand would be futile.

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Repurchase of Shares

The Netherlands. Under Dutch law, when issuing shares, a public company such as ours may not subscribe for newly issued shares in its own capital. Such a company may, however, subject to certain restrictions of Dutch law and its articles of association, acquire shares in its own capital. A listed public company such as ours may acquire fully paid shares in its own capital at any time for no valuable consideration. Furthermore, subject to certain provisions of Dutch law and its articles of association, such company may repurchase fully paid shares in its own capital if (i) the company’s shareholders’ equity less the payment required to make the acquisition does not fall below the sum of paid-in and called-up share capital plus any reserves required by Dutch law or its articles of association and (ii) the aggregate nominal value of shares of the company which the company acquires, holds or on which the company holds a pledge (pandrecht) or which are held by a subsidiary of the company, would not exceed 50% of its then-current issued share capital. Such company may only acquire its own shares if its general meeting has granted the management board the authority to effect such acquisitions.

An acquisition of shares for a consideration must be authorized by our general meeting. Such authorization may be granted for a maximum period of 18 months and must specify the number of shares that may be acquired, the manner in which shares may be acquired and the price limits within which ordinary shares may be acquired. The actual acquisition may only be effected pursuant to a resolution of our management board, with the approval of our supervisory board. Our management board has been authorized until the date that is 18 months following the pricing of our IPO to cause the repurchase of shares (or depository receipts for shares) by us of up to 10% of our issued share capital, for a price per share not exceeding 110% of the average market price of our ordinary shares on The Nasdaq Global Market (such average market price being the average of the closing prices on each of the five consecutive trading days preceding the date the acquisition is agreed upon by us). These shares may be used to deliver shares underlying awards granted pursuant to our equity-based compensation plans.

No authorization of the general meeting is required if fully paid ordinary shares are acquired by us with the intention of transferring such ordinary shares to our employees under an applicable employee share purchase plan.

Delaware. Under the Delaware General Corporation Law, a corporation may purchase or redeem its own shares unless the capital of the corporation is impaired or the purchase or redemption would cause an impairment of the capital of the corporation. A Delaware corporation may, however, purchase or redeem out of capital any of its preferred shares or, if no preferred shares are outstanding, any of its own shares if such shares will be retired upon acquisition and the capital of the corporation will be reduced in accordance with specified limitations.

Anti-Takeover Provisions

The Netherlands. Under Dutch law, various protective measures are possible and permissible within the boundaries set by Dutch law and Dutch case law. In this respect, certain provisions of our articles of association may make it more difficult for a third party to acquire control of us or effect a change in our management board and supervisory board. These provisions include:

●	a dual-class share structure which consists of ordinary shares and high voting shares, with ordinary shares carrying one vote per share and high voting shares carrying 25 votes per share;

●	a provision that our management board members and supervisory board members may only be dismissed by the general meeting by a two-thirds majority of votes cast representing more than half of our issued share capital (unless the dismissal is proposed by the supervisory board in which case a simple majority of the votes cast would be sufficient);

●	a provision allowing, among other matters, the former chairperson of our supervisory board to manage our affairs if all of our supervisory board members are removed from office and to appoint others to be charged with the supervision of our affairs, until new supervisory board members are appointed by the general meeting on the basis of the binding nominations discussed above; and

●	a requirement that certain matters, including an amendment of our articles of association, may only be brought to our general meeting for a vote upon a proposal by our management board with the approval of our supervisory board.

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In addition, Dutch law allows for staggered multi-year terms of our management board members and supervisory board members, as a result of which only part of our management board members and supervisory board members may be subject to appointment or re-appointment in any one year.

Furthermore, our management board may, under certain circumstances invoke a reasonable period of up to 180 days to respond to certain shareholder proposals or a statutory cooling-off period of up to 250 days to respond to certain shareholder proposals or a hostile bid. See above under “Shareholder Proposals.”

Delaware. In addition to other aspects of Delaware law governing fiduciary duties of directors during a potential takeover, the Delaware General Corporation Law also contains a business combination statute that protects Delaware companies from hostile takeovers and from actions following the takeover by prohibiting some transactions once an acquirer has gained a significant holding in the corporation.

Section 203 of the Delaware General Corporation Law prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder that beneficially owns 15% or more of a corporation’s voting stock, within three years after the person becomes an interested stockholder, unless:

●	the transaction that will cause the person to become an interested stockholder is approved by the board of directors of the target prior to the transactions;

●	after the completion of the transaction in which the person becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of the corporation not including shares owned by persons who are directors and officers of interested stockholders and shares owned by specified employee benefit plans; or

●	after the person becomes an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least 66.67% of the outstanding voting stock, excluding shares held by the interested stockholder.

A Delaware corporation may elect not to be governed by Section 203 by a provision contained in the original certificate of incorporation of the corporation or an amendment to the original certificate of incorporation or to the bylaws of the company, which amendment must be approved by a majority of the shares entitled to vote and may not be further amended by the board of directors of the corporation. Such an amendment is not effective until 12 months following its adoption.

Inspection of Books and Records

The Netherlands. The management board and the supervisory board provide the general meeting, within a reasonable amount of time, all information that the shareholders require for the exercise of their powers, unless this would be contrary to an overriding interest of our Company. If the management board or supervisory board invokes such an overriding interest, it must give reasons.

Delaware. Under the Delaware General Corporation Law, any stockholder may inspect for any proper purpose certain of the corporation’s books and records during the corporation’s usual hours of business.

Dismissal of Directors

The Netherlands. Under our articles of association, the general meeting shall at all times be entitled to dismiss a management board member or supervisory board member. The general meeting may only adopt a resolution to suspend or dismiss a management board member or supervisory board member by at least a two-thirds majority of the votes cast, provided that such majority represents more than half of the issued share capital, unless the proposal was made by the supervisory board, in which latter case a simple majority is sufficient.

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Delaware. Under the Delaware General Corporation Law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (i) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board is classified, stockholders may effect such removal only for cause, or (ii) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he or she is a part.

Issuance of Shares

The Netherlands. Under Dutch law, a company’s general meeting is the corporate body authorized to resolve on the issuance of shares and the granting of rights to subscribe for shares. The general meeting can delegate such authority to another corporate body of the company, such as the management board, for a period not exceeding five years; this authorization may only be extended from time to time for a maximum period of five years.

Our management board has been authorized until the fifth anniversary of the pricing of our IPO to issue shares (of any class) or grant rights to subscribe for shares up to our authorized share capital from time to time. We may not subscribe for our own shares on issue.

Delaware. All creation of shares require the board of directors to adopt a resolution or resolutions, pursuant to authority expressly vested in the board of directors by the provisions of the company’s certificate of incorporation.

Preemptive Rights

The Netherlands. Under Dutch law, in the event of an issuance of shares, each shareholder will have a pro rata preemptive right in proportion to the aggregate nominal value of the shares held by such holder (with the exception of shares to be issued to employees or shares issued against a contribution other than in cash or pursuant to the exercise of a previously acquired right to subscribe for shares). Under our articles of association, the preemptive rights in respect of newly issued shares may be restricted or excluded by a resolution of the general meeting. Another corporate body, such as the management board, may restrict or exclude the preemptive rights in respect of newly issued shares if it has been designated as the authorized body to do so by the general meeting. Such designation can be granted for a period not exceeding five years. A resolution of the general meeting to restrict or exclude the preemptive rights or to designate another corporate body as the authorized body to do so requires a majority of not less than two-thirds of the votes cast, if less than one-half of our issued share capital is represented at the meeting. Our management board has been authorized until the fifth anniversary of the pricing of our IPO to limit or exclude preemptive rights in relation to an issuance of shares or a grant of rights to subscribe for shares that the management board is authorized to resolve upon (see above under “Issuance of Shares”).

Delaware. Under the Delaware General Corporation Law, stockholders have no preemptive rights to subscribe for additional issues of stock or to any security convertible into such stock unless, and to the extent that, such rights are expressly provided for in the certificate of incorporation.

Dividends

The Netherlands. Dutch law provides that dividends (if it concerns a distribution of profits) may be distributed after adoption of the annual accounts by the general meeting from which it appears that such dividend distribution is allowed. Moreover, dividends may be distributed, whether as a distribution of profits or of freely distributable reserves, only to the extent the shareholders’ equity exceeds the amount of the paid-in and called-up issued share capital and the reserves that must be maintained under the law or the articles of association. Interim dividends may be declared as provided in the articles of association and may be distributed to the extent that the shareholders’ equity exceeds the amount of the paid-in and called-up issued share capital plus any reserves as described above as apparent from our consolidated interim financial statements prepared under Dutch law.

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Under our articles of association, our management board, with the approval of our supervisory board, may decide that all or part of the profits are carried to reserves. After the reservation of any profit, the remaining profit will be at the disposal of the general meeting at the proposal of the management board for distribution on the shares, subject to restrictions of Dutch law and approval by our supervisory board of such proposal of our management board. Our management board is permitted, subject to certain requirements, to declare interim dividends without the approval of the general meeting, but only with the approval of the supervisory board. Dividends and other distributions shall be made payable not later than the date determined by the management board. Claims to dividends and other distributions not made within five years from the date that such dividends or distributions became payable will lapse and any such amounts will be considered to have been forfeited to us (verjaring).

Delaware. Under the Delaware General Corporation Law, a Delaware corporation may pay dividends out of its surplus (the excess of net assets over capital), or in case there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year (provided that the amount of the capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). In determining the amount of surplus of a Delaware corporation, the assets of the corporation, including stock of subsidiaries owned by the corporation, must be valued at their fair market value as determined by the board of directors, without regard to their historical book value. Dividends may be paid in the form of common stock, property or cash.

Shareholder Vote on Certain Reorganizations

The Netherlands. Under Dutch law, the general meeting must approve resolutions of the management board relating to a significant change in the identity or the character of the company or the business of the company, which includes:

●	a transfer of the business or virtually the entire business to a third party;

●	the entry into or termination of a long-term cooperation of the company or a subsidiary with another legal entity or company or as a fully liable partner in a limited partnership or general partnership, if such cooperation or termination is of a far-reaching significance for the company; and

●	the acquisition or divestment by the company or a subsidiary of a participating interest in the capital of a company having a value of at least one-third of the amount of its assets according to its balance sheet and explanatory notes or, if the company prepares a balance sheet, according to its balance sheet and explanatory notes in the last adopted annual accounts of the company.

Delaware. Under the Delaware General Corporation Law, the vote of a majority of the outstanding shares of capital stock entitled to vote thereon generally is necessary to approve a merger or consolidation or the sale of all or substantially all of the assets of a corporation. The Delaware General Corporation Law permits a corporation to include in its certificate of incorporation a provision requiring for any corporate action the vote of a larger portion of the stock or of any class or series of stock than would otherwise be required.

Under the Delaware General Corporation Law, no vote of the stockholders of a surviving corporation to a merger is needed, however, unless required by the certificate of incorporation, if (i) the agreement of merger does not amend in any respect the certificate of incorporation of the surviving corporation, (ii) the shares of stock of the surviving corporation are not changed in the merger and (iii) the number of shares of common stock of the surviving corporation into which any other shares, securities or obligations to be issued in the merger may be converted does not exceed 20% of the surviving corporation’s common stock outstanding immediately prior to the effective date of the merger. In addition, stockholders may not be entitled to vote in certain mergers with other corporations that own 90% or more of the outstanding shares of each class of stock of such corporation, but the stockholders will be entitled to appraisal rights.

Remuneration of Management Board Members and Supervisory Board Members

The Netherlands. Under Dutch law and our articles of association, we must adopt a compensation policy for our management board. Such compensation policy and any changes thereto shall require the adoption by the general meeting. The supervisory board determines the remuneration of individual management board members with due observance of the compensation policy at the recommendation of our compensation committee. A proposal with respect to remuneration schemes in the form of shares or rights to shares in which management board members may participate is subject to approval by our general meeting. Such a proposal must set out at least the maximum number of shares or rights to subscribe for shares to be granted to the management board and the criteria for granting or amendment. The compensation for our supervisory board members is set by the general meeting.

Delaware. Under the Delaware General Corporation Law, the stockholders do not generally have the right to approve the compensation policy for directors or the senior management of the corporation, although certain aspects of the compensation policy may be subject to stockholder vote due to the provisions of U.S. federal securities and tax law.

[PLACEHOLDER: DESCRIPTION OF AMERICAN DEPOSITARY SHARES/RECEIPTS]

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MATERIAL INCOME TAX INFORMATION

Material Dutch Tax Income Tax Considerations

The following are the material Dutch tax consequences of the acquisition, ownership and disposal of our ordinary shares, and, to the extent it relates to legal conclusions under current Dutch tax law. This does not purport to set forth all possible tax considerations or consequences that may be relevant to all categories of investors, some of which may be subject to special treatment under applicable law (such as trusts or other similar arrangements), and in view of its general nature, it should be treated with corresponding caution. Holders or prospective holders of ordinary shares should consult with their tax advisors with regard to the tax consequences of investing in the ordinary shares in their particular circumstances.

Please note that this section does not set forth the tax considerations for:

●	Holders of ordinary shares if such holders, and in the case of individuals, his/her partner or certain relatives by blood or marriage in the direct line (including foster children), have a substantial interest (aanmerkelijk belang) or a deemed substantial interest (fictief aanmerkelijk belang) in us under the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001). A holder of ordinary shares in a Company is considered to hold a substantial interest in such Company if such holder alone or, in the case of individuals, together with his/her partner (as defined in the Dutch Income Tax Act 2001), directly or indirectly holds (i) an interest of 5% or more of the total issued and outstanding capital of that Company or of 5% or more of the issued and outstanding capital of a certain class of shares of that Company; or (ii) rights to acquire, directly or indirectly, such interest; or (iii) certain profit sharing rights in that Company that relate to 5% or more of the Company’s annual profits and/or to 5% or more of the Company’s liquidation proceeds. A deemed substantial interest may arise if a substantial interest (or part thereof) in a Company has been disposed of, or is deemed to have been disposed of, on a non-recognition basis;

●	A holder of ordinary shares that is not an individual for which its shareholdings qualify or qualified as a participation (deelneming) for purposes of the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969). A taxpayer’s shareholding of 5% or more in a Company’s nominal paid-up share capital (or, in certain cases, in voting rights) qualifies as a participation. A holder may also have a participation if such holder does not have a shareholding of 5% or more but a related entity (verbonden lichaam) has a participation or if the Company in which the shares are held is a related entity (verbonden lichaam);

●	Holders of ordinary shares who are individuals for whom the ordinary shares or any benefit derived from the ordinary shares are a remuneration or deemed to be a remuneration for (employment) activities performed by such holders or certain individuals related to such holders (as defined in the Dutch Income Tax Act 2001); and

●	Pension funds, investment institutions (fiscale beleggingsinstellingen), exempt investment institutions (vrijgestelde beleggingsinstellingen) and other entities that are, in whole or in part, not subject to or exempt from corporate income tax in the Netherlands, as well as entities that are exempt from corporate income tax in their country of residence, such country of residence being another state of the European Union, Norway, Liechtenstein, Iceland or any other state with which the Netherlands have agreed to exchange information in line with international standards.

Except as otherwise indicated, this section only addresses Dutch national tax legislation and published regulations, whereby the Netherlands and Dutch law means the part of the Kingdom of the Netherlands located in Europe and its law, respectively, as in effect on the date hereof and as interpreted in published case law until this date, without prejudice to any amendment introduced (or to become effective) at a later date and/or implemented with or without retroactive effect. The applicable tax laws or interpretations thereof may change, or the relevant facts and circumstances may change, and such changes may affect the contents of this section, which will not be updated to reflect any such changes.

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Dividend Withholding Tax

Holders of ordinary shares are generally subject to Dutch dividend withholding tax at a rate of 15% on dividends distributed by us. We are required to withhold such Dutch dividend withholding tax at source (which dividend withholding tax will not be borne by us but will be withheld by us from the gross dividends paid on the ordinary shares). However, as long as we continue to have our place of effective management in Germany, and not in the Netherlands, we will be considered to be solely tax resident in Germany for purposes of the Convention between the Federal Republic of Germany and the Netherlands for the avoidance of double taxation and prevention of fiscal evasion with respect to taxes on income (the “German-Dutch tax treaty”), and we will in principle not be required to withhold Dutch dividend withholding tax. This exemption from withholding Dutch dividend withholding tax does not apply to dividends distributed by us to a holder who is resident or deemed to be resident in the Netherlands for Dutch income tax purposes or Dutch corporate income tax purposes or to holders of ordinary shares that are neither resident nor deemed to be resident of the Netherlands if the ordinary shares are attributable to a Dutch permanent establishment of such non-resident holder, in which case the following paragraph applies.

Dividends distributed by us to individuals and corporate legal entities who are resident or deemed to be resident in the Netherlands for Dutch (corporate) income tax purposes (“Dutch Resident Individuals” and “Dutch Resident Entities,” as the case may be) or to holders of ordinary shares that are neither resident nor deemed to be resident of the Netherlands if the ordinary shares are attributable to a Dutch permanent establishment of such non-resident holder are generally subject to Dutch dividend withholding tax at a rate of 15%. The expression “dividends distributed” include, but are not limited to:

●	Distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized for Dutch dividend withholding tax purposes;

●	Liquidation proceeds, proceeds of redemption of shares, or proceeds of the repurchase of shares by us or one of our subsidiaries or other affiliated entities to the extent such proceeds exceed the average paid-in capital of those shares as recognized for purposes of Dutch dividend withholding tax, unless, in case of a repurchase, a particular statutory exemption applies;

●	An amount equal to the par value of shares issued or an increase of the par value of shares, to the extent that it does not appear that a contribution, recognized for purposes of Dutch dividend withholding tax, has been made or will be made; and

●	Partial repayment of the paid-in capital, recognized for purposes of Dutch dividend withholding tax, if and to the extent that we have net profits (zuivere winst), unless the holders of shares have resolved in advance at a general meeting to make such repayment and the par value of the shares concerned has been reduced by an equal amount by way of an amendment of our Articles of Association. The term “net profits” includes anticipated profits that have yet to be realized.

Dutch Resident Individuals and Dutch Resident Entities can generally credit the Dutch dividend withholding tax against their income tax or corporate income tax liability or may under certain circumstances be entitled to an exemption. The same applies to holders of ordinary shares that are neither resident nor deemed to be resident of the Netherlands if the shares are attributable to a Dutch permanent establishment of such non-resident holder. Depending on their specific circumstances, holders of ordinary shares that are resident in a country other than the Netherlands, may be entitled to exemptions from, reduction of, or full or partial refund of, Dutch dividend withholding tax pursuant to Dutch law, EU law or treaties for avoidance of double taxation.

Pursuant to legislation to counteract “dividend stripping,” a reduction, exemption, credit or refund of Dutch dividend withholding tax is not granted if the recipient of the dividend is not the beneficial owner (uiteindelijk gerechtigde) as described in the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965) of such dividends. This legislation targets situations in which a shareholder retains its economic interest in shares but reduces the withholding tax costs on dividends by a transaction with another party. It is not required for these rules to apply that the recipient of the dividends is aware that a dividend stripping transaction took place. The Dutch State Secretary of Finance takes the position that the definition of beneficial ownership introduced by this legislation will also apply in the context of a double taxation convention.

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Taxes on Income and Capital Gains

Dutch Resident Individuals

If a holder of ordinary shares is a Dutch Resident Individual, any benefit derived or deemed to be derived from the shares is taxable at the progressive income tax rates, if:

(i)	the ordinary shares are attributable to an enterprise from which the Dutch Resident Individual derives a share of the profit, whether as an entrepreneur (ondernemer) or as a person who has a co-entitlement to the net worth (medegerechtigd tot het vermogen) of such enterprise, without being an entrepreneur or a shareholder in such enterprise, as defined in the Dutch Income Tax Act 2001; or

(ii)	the holder of the shares is considered to derive benefits from the shares that are taxable as benefits from other activities (resultaat uit overige werkzaamheden), such as activities with respect to the shares that go beyond ordinary asset management (normaal actief vermogensbeheer).

If the above-mentioned conditions (i) and (ii) do not apply to the individual holder of ordinary shares, such Dutch Resident Individual holder will be subject to an annual income tax imposed on a deemed return on the net value of the ordinary shares under the regime for savings and investments (inkomen uit sparen en beleggen). Irrespective of the actual income and capital gains realized, the deemed annual return of the Dutch Resident Individual’s net investment assets that are taxed under this regime, including the ordinary shares, is set at a variable percentage of the net value of the investment assets (with a maximum of 5.69% in 2021). Such fictitious annual return deemed to be derived from the ordinary shares will be taxed at a flat rate of 31% in 2021.

The net value of the investment assets for the year are the fair market value of the investment assets less the allowable liabilities on January 1 of the relevant calendar year. The ordinary shares are included as investment assets. A tax-free allowance of €50,000 is available (2021). For the avoidance of doubt, actual income, capital gains or losses in respect of the ordinary shares are as such not subject to Dutch income tax under the regime for savings and investments (inkomen uit sparen en beleggen). The deemed, variable return will be adjusted annually on the basis of historic market yields.

Dutch Resident Entities

Any benefit derived or deemed to be derived from the shares held by Dutch Resident Entities, including any capital gains realized on the disposal thereof, will be subject to Dutch corporate income tax at a rate of 15% with respect to taxable profits up to €245,000 and 25% with respect to taxable profits in excess of that amount (rates and brackets for 2021)

Non-residents of the Netherlands

A holder of ordinary shares that is neither a Dutch Resident Individual nor a Dutch Resident Entity will not be subject to Dutch taxes on income or on capital gains in respect of any payment under shares or any gain realized on the disposal or deemed disposal of the shares, provided that:

●	such holder does not have an interest in an enterprise which, in whole or in part, is either effectively managed in the Netherlands or is carried out through a permanent establishment, or a permanent representative in the Netherlands and to which enterprise or part of an enterprise the shares are attributable; and

●	in the event such holder is an individual, such holder does not derive benefits from the shares that are taxable as benefits from other activities in the Netherlands, such as activities in the Netherlands with respect to the shares that go beyond ordinary asset management.

Under certain specific circumstances, Dutch taxation rights may be restricted for a holder of ordinary shares that is neither a Dutch Resident Individual nor a Dutch Resident Entity pursuant to treaties for the avoidance of double taxation.

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Gift and Inheritance Taxes

Residents of the Netherlands

Gift or inheritance taxes will arise in the Netherlands with respect to a transfer of the ordinary shares by way of a gift by, or on the death of, a holder of ordinary shares who is resident or deemed to be resident in the Netherlands at the time of the gift or the holder’s death.

Non-residents of the Netherlands

No Dutch gift or inheritance taxes will arise on the transfer of the ordinary shares by way of gift by, or on the death of, a holder of ordinary shares who is neither resident nor deemed to be resident in the Netherlands, unless:

●	in the case of a gift of ordinary shares by an individual who at the date of the gift was neither resident nor deemed to be resident in the Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident in the Netherlands; or
●	the transfer is otherwise construed as a gift, such as a gift that is made under a condition precedent, or inheritance made by, or on behalf of, a person who, at the time of the gift or death, is or is deemed to be resident in the Netherlands.

For purposes of Dutch gift and inheritance taxes, a person that holds the Dutch nationality will be deemed to be resident in the Netherlands if such person has been resident in the Netherlands at any time during the 10 years preceding the date of the gift or his/her death. Additionally, for purposes of Dutch gift tax, any person, irrespective of his nationality will be deemed to be resident in the Netherlands if such person has been resident in the Netherlands at any time during the 12 months preceding the date of the gift.

Other Taxes and Duties

No Dutch value-added tax (omzetbelasting) and no Dutch registration tax, stamp duty or any other similar documentary tax or duty will be payable by a holder of shares on any payment in consideration for the acquisition, ownership or disposal of the shares.

Material U.S. Federal Income Tax Considerations

The following is a general summary of material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from the acquisition, ownership and disposition of our securities. This summary applies only to U.S. Holders that acquire securities pursuant to this prospectus, hold our ordinary shares as capital assets within the meaning of Section 1221 of the Code  (as defined below) and have the U.S. dollar as their functional currency.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the acquisition, ownership and disposition of our ordinary shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. In addition, this summary does not address the U.S. federal alternative minimum, net investment income, U.S. federal estate and gift, U.S. Medicare contribution, U.S. state and local, or non-U.S. tax consequences of the acquisition, ownership or disposition of our ordinary shares. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local and non-U.S. tax consequences of the acquisition, ownership and disposition of our ordinary shares.

No opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership or disposition of our ordinary shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, or contrary to, any position taken in this summary. In addition, because the authorities upon which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

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The following discussion does not describe all the tax consequences that may be relevant to any particular U.S. Holders, including those subject to special tax situations such as:

●	banks and certain other financial institutions;
●	regulated investment companies;
●	real estate investment trusts;
●	insurance companies;
●	broker-dealers;
●	traders that elect to mark-to-market;
●	tax-exempt entities or governmental organizations;
●	individual retirement accounts or other tax deferred accounts;
●	persons deemed to sell our ordinary shares under the constructive sale provisions of the Code;
●	persons liable for alternative minimum tax or the Medicare contribution tax on net investment income;
●	U.S. expatriates;
●	persons holding our ordinary shares as part of a straddle, hedging, constructive sale, conversion or integrated transaction;
●	persons that directly, indirectly, or constructively own 10% or more of the total combined voting power or total value of our ordinary shares;
●	persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;
●	persons who acquired our ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation;
●	persons subject to special tax accounting rules as a result of any item of gross income with respect to our ordinary shares being taken into account in an applicable financial statement; or
●	persons holding our ordinary shares through partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes.

PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR ORDINARY SHARES.

As used herein, the term “U.S. Holder” means a beneficial owner of our ordinary shares that, for U.S. federal income tax purposes, is or is treated as:

●	an individual who is a citizen or resident of the United States;
●	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
●	a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The tax treatment of a partner (or other owner) in an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds our ordinary shares, and such entity or arrangement, generally will depend on such partner’s (or other owner’s) status and the activities of such entity or arrangement. A U.S. Holder that is a partner (or other owner) in such an entity or arrangement should consult its tax advisor.

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Dividends and Other Distributions on Our Ordinary shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us with respect to our ordinary shares (including the amount of non-U.S. taxes withheld therefrom, if any) generally will be includible as dividend income in a U.S. Holder’s gross income in the year received, to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect all cash distributions will be reported as dividends for U.S. federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction allowed to U.S. corporations with respect to dividends received from other U.S. corporations.

Dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower applicable capital gains rate, provided that (1) our ordinary shares are readily tradable on an established securities market in the United States, (2) we are neither a passive foreign investment company (as discussed below) nor treated as such with respect to the U.S. Holder for our taxable year in which the dividend is paid or the preceding taxable year, (3) the U.S. Holder satisfies certain holding period requirements, and (4) the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. Under IRS authority, ordinary shares generally are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Capital Market, as our ordinary shares are expected to be. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares.

The amount of any distribution paid in foreign currency will be equal to the U.S. dollar value of such currency, translated at the spot rate of exchange on the date such distribution is actually or constructively received by the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder generally should not recognize any foreign currency gain or loss in respect of such distribution if such foreign currency is converted into U.S. dollars on the date received by the U.S. Holder. Any further gain or loss on a subsequent conversion or other disposition of the currency for a different U.S. dollar amount will be U.S. source ordinary income or loss.

Dividends on our ordinary shares generally will constitute foreign source income for foreign tax credit limitation purposes. Subject to certain complex conditions and limitations, non-U.S. taxes withheld, if any, on any distributions on our ordinary shares may be eligible for credit against a U.S. Holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our ordinary shares will generally constitute “passive category income.” The U.S. federal income tax rules relating to foreign tax credits are complex, and U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming an itemized deduction (in lieu of the foreign tax credit) for any foreign taxes paid or withheld.

Sale or Other Taxable Disposition of Our Ordinary shares

Subject to the passive foreign investment company rules discussed below, upon a sale or other taxable disposition of our ordinary shares, a U.S. Holder will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in such ordinary shares. Any such gain or loss generally will be treated as long-term capital gain or loss if the U.S. Holder’s holding period in ordinary shares exceeds one year. Non-corporate U.S. Holders (including individuals) generally will be subject to U.S. federal income tax on long-term capital gain at preferential rates. The deductibility of capital losses is subject to significant limitations. Gain or loss, if any, recognized by a U.S. Holder on the sale or other taxable disposition of our ordinary shares generally will be treated as U.S. source gain or loss for U.S. foreign tax credit limitation purposes.

If the consideration received upon the sale or other disposition of our ordinary shares is paid in foreign currency, the amount realized will be the U.S. dollar value of the payment received, translated at the spot rate of exchange on the date of the sale or other taxable disposition. If our ordinary shares are treated as traded on an established securities market, a cash basis U.S. Holder or an accrual basis U.S. Holder who has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS) will determine the U.S. dollar value of the amount realized in foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. If our ordinary shares are not treated as traded on an established securities market, or the relevant U.S. Holder is an accrual basis taxpayer that does not make the special election, such U.S. Holder will recognize foreign currency gain or loss to the extent attributable to any difference between the U.S. dollar amount realized on the date of sale or disposition (as determined above) and the U.S. dollar value of the currency received translated at the spot rate on the settlement date.

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A U.S. Holder’s initial U.S. federal income tax basis in our ordinary shares generally will equal the cost of such ordinary shares. If a U.S. Holder used foreign currency to purchase the ordinary shares, the cost of the ordinary shares will be the U.S. dollar value of the foreign currency purchase price on the date of purchase, translated at the spot rate of exchange on that date. If our ordinary shares are treated as traded on an established securities market and the relevant U.S. Holder is either a cash basis taxpayer or an accrual basis taxpayer who has made the special election described above, the U.S. Holder will determine the U.S. dollar value of the cost of such ordinary shares by translating the amount paid at the spot rate of exchange on the settlement date of the purchase.

Passive Foreign Investment Company Considerations

We will be classified as a passive foreign investment company (a “PFIC”) for any taxable year if either: (1) at least 75% of our gross income is “passive income” for purposes of the PFIC rules or (2) at least 50% of the value of our assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Under the PFIC rules, if we were considered a PFIC at any time that a U.S. Holder holds our ordinary shares, we would continue to be treated as a PFIC with respect to such U.S. Holder unless (1) we cease to qualify as a PFIC under the income and asset tests discussed in the prior paragraph and (2) the U.S. Holder has made a “deemed sale” election under the PFIC rules.

Based on the anticipated market price of our ordinary shares in the offering and the current and anticipated composition of our income, assets and operations, we do not expect to be treated as a PFIC for the current taxable year or in the foreseeable future. This is a factual determination, however, that depends on, among other things, the composition of our income and assets and the market value of our shares and assets from time to time, and thus the determination can only be made annually after the close of each taxable year. Therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or for any future taxable year.

If we are considered a PFIC at any time that a U.S. Holder holds our ordinary shares, any gain recognized by a U.S. Holder on a sale or other disposition of our ordinary shares, as well as the amount of any “excess distribution” (defined below) received by the U.S. Holder, would be allocated ratably over the U.S. Holder’s holding period for our ordinary shares. The amounts allocated to the taxable year of the sale or other disposition (or the taxable year of receipt, in the case of an excess distribution) and to any year prior to the year in which we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. For the purposes of these rules, an excess distribution is the amount by which any distribution received by a U.S. Holder on its ordinary shares exceeds 125% of the average of the annual distributions on our ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter.

Certain elections may be available that would result in alternative treatments (such as qualified electing fund treatment or mark-to-market treatment) of our ordinary shares if we are considered a PFIC. We do not intend to provide the information necessary for U.S. Holders of our ordinary shares to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for an investment in a PFIC described above. If we are treated as a PFIC with respect to a U.S. Holder for any taxable year, the U.S. Holder will be deemed to own shares in any of our subsidiaries that are also PFICs. However, an election for mark-to-market treatment would likely not be available with respect to any such subsidiaries.

If we are considered a PFIC, a U.S. Holder will also be subject to annual information reporting requirements. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to an investment in our ordinary shares.

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U.S. Information Reporting and Backup Withholding

Dividend payments with respect to our ordinary shares and proceeds from the sale, exchange or redemption of our ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding. A U.S. Holder may be eligible for an exemption from backup withholding if the U.S. Holder furnishes a correct taxpayer identification number and makes any other required certification or is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status may be required to provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and such U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing an appropriate claim for refund with the IRS and furnishing any required information.

Additional Information Reporting Requirements

A U.S. Holder that acquires ordinary shares generally will be required to file Form 926 with the IRS if (1) immediately after the acquisition such U.S. Holder, directly or indirectly, owns at least 10% of the ordinary shares, or (2) the amount of cash transferred in exchange for ordinary shares during the 12-month period ending on the date of the acquisition exceeds $100,000. Significant penalties may apply for failing to satisfy these filing requirements. U.S. Holders are urged to contact their tax advisors regarding these filing requirements.

Certain U.S. Holders who are individuals (and certain entities) that hold an interest in “specified foreign financial assets” (which may include our ordinary shares) are required to report information relating to such assets, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain financial institutions). Penalties can apply if U.S. Holders fail to satisfy such reporting requirements. U.S. Holders should consult their tax advisors regarding the applicability of these requirements to their acquisition and ownership of our ordinary shares.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO YOU. EACH PROSPECTIVE PURCHASER SHOULD CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF AN INVESTMENT IN OUR ORDINARY SHARES UNDER THE INVESTOR’S OWN CIRCUMSTANCES.

UNDERWRITING

Aegis Capital Corp., or Aegis, is acting as the sole book-running manager of this offering. Under the terms of an underwriting agreement, which is filed as an exhibit to the registration statement, of which this prospectus forms a part, the underwriter has agreed to purchase from us the number of Units shown opposite its name below:

Name of Underwriter	Number of Ordinary Shares
Aegis Capital Corp.

The underwriter is committed to purchase all the Units offered by this prospectus. The Underwriter is offering the Units, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, and other conditions contained in the underwriting agreement, such as the receipt by the underwriter of officer’s certificates and legal opinions. The underwriting agreement provides that the underwriter’s obligation to purchase our Units depends on the satisfaction or waiver of the conditions contained in the underwriting agreement including:

●	the representations and warranties made by us to the underwriter are true;

●	there is no material change in our business or the financial markets; and

●	we deliver customary closing documents to the underwriter.

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The Underwriter reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Underwriting Commissions, Discounts and Expense Reimbursement

The following table shows the per Unit and total underwriting discounts and commissions we will pay to the underwriter in this offering. These amounts are shown assuming both no exercise and full exercise of the underwriter’s option to purchase additional securities.

	Per Unit	Total without over-allotment option	Total with full over-allotment option
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us (7.0%)(1)	$	$	$
Non-accountable expense allowance (1.0%)(1)
Proceeds, before expenses, to us	$	$	$

(1)	We have agreed to pay a non-accountable expense allowance to Aegis equal to 1.0% of the gross proceeds received in this offering.

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $         , including a 1.0% non-accountable expense allowance.

In addition to the cash commission, the Company will be responsible for and will pay all expenses relating to this offering, including, without limitation, (a) all filing fees and expenses relating to the registration of the ordinary shares and warrants with the Commission; (b) all FINRA public offering filing fees; (c) all fees and expenses relating to the listing of the Company’s equity or equity-linked securities on an exchange; (d) all fees, expenses and disbursements relating to the registration or qualification of the ordinary shares and warrants under the “blue sky” securities laws of such states and other jurisdictions as Aegis may reasonably designate (including, without limitation, all filing and registration fees, and the reasonable fees and disbursements of the Company’s “blue sky” counsel, which will be Aegis’s counsel) unless such filings are not required in connection with the Company’s proposed Nasdaq listing; (e) all fees, expenses and disbursements relating to the registration, qualification or exemption of the units under the securities laws of such foreign jurisdictions as Aegis may reasonably designate; (f) the costs of all mailing and printing of the Offering documents; (g) transfer and/or stamp taxes, if any, payable upon the transfer of the units from the Company to Aegis; (h) the fees and expenses of the Company’s accountants; and (i) $100,000 for fees and expenses including “road show”, diligence, and reasonable legal fees and disbursements for Aegis’s counsel. We have paid to Aegis Capital Corp $[ ] in accountable expenses as of the date hereof, which will be refundable to us to the extent actually not incurred by the Underwriter in accordance with FINRA Rule 5110(f)(2)(C).

As additional compensation to Aegis, upon consummation of this offering, we will issue to Aegis or its designees warrants to purchase an aggregate number of shares of our Ordinary Shares equal to 5.0% of the number of Ordinary Shares issued in this offering, at an exercise price per share equal to 125.0% of the public offering price, or the Underwriter Warrants. The Underwriter Warrants and the underlying Ordinary Shares will not be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the Underwriter Warrants by any person for a period of 180 days beginning on the date of commencement of sales of the offering in compliance with FINRA Rule 5110.

The Underwriter Warrants will be exercisable from the date that is six months from the commencement of the sales of the offering, and will expire five years after such date in compliance with FINRA Rule 5110(g)(8)(A). Furthermore, such Underwriter’s Warrants shall be exercisable on a cash basis, provided that if a registration statement registering the ordinary shares underlying the Underwriter’s Warrants is not effective, the Underwriter’s Warrants may be exercised on a cashless basis and have anti-dilution terms that are consistent with FINRA Rule 5110(g)(8)(E) and (F).

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Over-Allotment Option

We have granted to the underwriter an option to purchase up to ________ additional Units (15% of the Units sold in the offering) at the public offering price less underwriting discounts and commissions. The underwriter may exercise this option in whole or in part at any time within forty-five (45) days after the date of the offering. We will be obligated, pursuant to the option, to sell these additional Units to the underwriter to the extent the option is exercised. If any additional Units are purchased, the underwriter will offer the additional Units on the same terms as those on which the other Units are being offered hereunder.

Right of First Refusal

Until nine (9) months from the closing of this public offering, the Company has granted the Underwriter a right of first refusal in the event the Company (a) decides to finance or refinance any indebtedness, wherein Aegis (or any affiliate designated by Aegis) shall have the right to act as sole book-runner, sole manager, sole placement agent or sole agent with respect to such financing or refinancing; or (b) decides to raise funds by means of a public offering (including at-the-market facility) or a private placement or any other capital raising financing of equity, equity-linked or debt securities, wherein Aegis (or any affiliate designated by Aegis) shall have the right to act as sole book-running manager, sole underwriter or sole placement agent for such financing. In accordance with FINRA Rule 5110(g)(6)(A), such right of first refusal shall not have a duration of more than three (3) years from the date of commencement of sales of the public offering or the termination date of the engagement between the us and the Underwriter. Notwithstanding the above, we have the right to terminate our obligations as they pertain to the Underwriter’s “right of first refusal” for “cause” pursuant to FINRA Rule 5110(g)(5)(B)(i). For the avoidance of doubt, “for cause” termination shall include termination due to any material failure by the Underwriter to provide the underwriting services contemplated herein.

Stabilization

In accordance with Regulation M under the Exchange Act, the underwriter may engage in activities that stabilize, maintain or otherwise affect the price of our Ordinary Shares, including short sales and purchases to cover positions created by short positions, stabilizing transactions, syndicate covering transactions, penalty bids and passive market making.

●	Short positions involve sales by the underwriter of shares in excess of the number of shares the underwriter is obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriter in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriter may close out any short position by either exercising their option to purchase additional shares or purchasing shares in the open market.

●	Stabilizing transactions permit bids to purchase the underlying security as long as the stabilizing bids do not exceed a specific maximum price.

●	Syndicate covering transactions involve purchases of our Ordinary Shares in the open market after the distribution has been completed to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriter’s option to purchase additional shares. If the underwriter sells more shares than could be covered by the underwriter’s option to purchase additional shares, thereby creating a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

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●	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the Ordinary Shares originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

●	In passive market making, market makers in our Ordinary Shares who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchase our Ordinary Shares until the time, if any, at which a stabilizing bid is made.

These activities may have the effect of raising or maintaining the market price of our Ordinary Shares or preventing or retarding a decline in the market price of our Ordinary Shares. As a result of these activities, the price of our Ordinary Shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on Nasdaq or otherwise and, if commenced, may be discontinued at any time.

Neither we nor the underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Ordinary Shares. In addition, neither we nor the underwriter makes any representation that Aegis will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Determination of Offering Price

The public offering price was negotiated between Aegis and us. In determining the public offering price of our Units, Aegis considered:

●	the history and prospects for the industry in which we compete;

●	our financial information;

●	the ability of our management and our business potential and earning prospects;

●	the prevailing securities markets at the time of this offering; and

●	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies, as well as the recent market price of our Ordinary Shares.

The public offering price stated on the cover page of this prospectus should not be considered an indication of the actual value of the securities sold in this offering. The values of such securities are subject to change as a result of market conditions and other factors.

Indemnification

We have agreed to indemnify Aegis, its affiliates, and each person controlling Aegis against any losses, claims, damages, judgments, assessments, costs, and other liabilities, as the same are incurred (including the reasonable fees and expenses of counsel), relating to or arising out of the offering.

Lock-Up Agreements

The directors, executive officers, employees and shareholders holding at least five percent (5%) of the Company’s outstanding Ordinary Shares will enter into customary “lock-up” agreements in favor of the underwriter for a period of one hundred eighty (180) days from the closing date of this offering; provided, however, that any sales by parties to the lock-ups shall be subject to the lock-up agreements and provided further, that none of such shares shall be saleable in the public market until the expiration of the one hundred eighty (180) day period described above, subject to customary exceptions.

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Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriter that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons who come into possession of this prospectus are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Securities Issuance Standstill

We have agreed, for a period of one hundred eighty (180) days after the closing date of this offering, that we will not, without the prior written consent of the underwriter, issue, enter into any agreement to issue or announce the issuance or proposed issuance of any Ordinary Shares or share equivalents except for the adoption of an equity incentive plan and the grant of awards or equity pursuant to any equity incentive plan, and the filing of a registration statement on Form S-8 and the issuance of equity securities in connection with an acquisition or a strategic relationship, which may include the sale of equity securities. In no event should any equity transaction within this period result in the sale of equity at an offering price to the public less than that of the offering referred herein.

Electronic Offer, Sale and Distribution of Securities

A prospectus in electronic format may be delivered to potential investors by the Underwriter. The prospectus in electronic format will be identical to the paper version of such prospectus. Other than the prospectus in electronic format, the information on the Underwriter’s website and any information contained in any other website maintained by the Underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part.

Nasdaq Listing

We will not complete this offering unless our ordinary shares and warrants are approved for listing on the Nasdaq Capital Market.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding placement discounts and commissions, the Underwriter’s non-accountable expenses and the Underwriter’s accountable expenses, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the FINRA filing fee and the Nasdaq Capital Market listing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	$
Nasdaq Capital Market Listing Fee	$
FINRA	$
Legal Fees and Expenses	$
Accounting Fees and Expenses	$
Printing and Engraving Expenses	$
Miscellaneous Expenses	$
Total Expenses	$

LEGAL MATTERS

The validity of the ordinary shares and certain legal matters relating to the offering as to Dutch law will be passed upon for us by Ploum, Rotterdam, Netherlands. Certain matters as to U.S. federal law in connection with this offering will be passed upon for us by Sichenzia Ross Ference LLP, New York, New York. Sullivan & Worcester LLP, New York, New York, has acted as counsel for the underwriter with respect to this offering.

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EXPERTS

The financial statements of RanMarine for the fiscal years ended December 31, 2020 and 2021, included in this prospectus and registration statement have been so included in reliance on the report of Turner Stone, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing. Turner Stone has offices at 12700 Park Central Drive, Suite 1400, Dallas, TX 75251. Their telephone number is (972) 239-1660.

INTERESTS OF EXPERTS AND COUNSEL

None of the named experts or legal counsel was employed on a contingent basis, owns an amount of shares in our Company which is material to that person, or has a material, direct or indirect economic interest in our Company or that depends on the success of the offering.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation organized under the laws of the Netherlands, and the majority of our directors and officers reside outside of the United States. Service of process upon such persons may be difficult or impossible to effect within the United States. Furthermore, because a substantial portion of our assets, and substantially all the assets of our directors and officers and the experts named herein, are located outside of the United States, any judgment obtained in the United States, including a judgment based upon the civil liability provisions of United States federal securities laws, against us or any of such persons may not be collectible within the United States.

As there is no treaty on the reciprocal recognition and enforcement of judgments other than arbitration awards in civil and commercial matters between the United States and the Netherlands, courts in the Netherlands will not automatically recognize and enforce a final judgment rendered by a U.S. court. In order to obtain a judgment enforceable in the Netherlands, claimants must litigate the relevant claim again before a Dutch court of competent jurisdiction. Under current practice, however, a Dutch court will generally recognize and consider as conclusive evidence a final and conclusive judgment for the payment of money rendered by a U.S. court and not rendered by default, provided that the Dutch court finds that:

●	the jurisdiction of the U.S. court has been based on grounds that are internationally acceptable;

●	the final judgment results from proceedings compatible with Dutch concepts of proper administration of justice including sufficient safeguards (behoorlijke rechtspleging);

●	the final judgment does not contravene public policy (openbare orde) of the Netherlands;

●	the judgment by the U.S. court is not incompatible with a decision rendered between the same parties by a Dutch court, or with a previous decision rendered between the same parties by a foreign court in a dispute that concerns the same subject and is based on the same cause, provided that the previous decision qualifies for acknowledgment in the Netherlands; and

●	the final judgment has not been rendered in proceedings of a penal, revenue or other public law nature. If a Dutch court upholds and regards as conclusive evidence the final judgment, that court generally will grant the same judgment without litigating again on the merits.

Shareholders may originate actions in the Netherlands based upon applicable Dutch laws.

Under Dutch law, in the event that a third party is liable to us, only we ourselves can bring civil action against that party. The individual shareholders do not have the right to bring an action on our behalf. Only in the event that the cause for the liability of a third party to us also constitutes a tortious act directly against a shareholder does that shareholder have an individual right of action against such third party in its own name. The Dutch Civil Code does provide for the possibility to initiate such actions collectively. A foundation or an association whose objective is to protect the rights of a group of persons having similar interests can institute a collective action. The collective action itself cannot result in an order for payment of monetary damages but may only result in a declaratory judgment (verklaring voor recht). In order to obtain compensation for damages, the foundation or association and the defendant may reach — often on the basis of such declaratory judgment — a settlement. A Dutch court may declare the settlement agreement binding upon all the injured parties with an opt out choice for an individual injured party. An individual injured party may also itself institute a civil claim for damages.

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The name and address of our agent for service of process in the United States is [________] located at [________].

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the units offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits thereto, to which reference is hereby made. With respect to each contract, agreement or other document filed as an exhibit to the registration statement, reference is made to such exhibit for a more complete description of the matter involved. The registration statement and the exhibits thereto filed by us with the SEC may be inspected at the public reference facility of the SEC listed below.

The registration statement, reports and other information filed or to be filed with the SEC by us can be inspected and copied at the public reference facilities maintained by the SEC at 100 F. Street NW, Washington, D.C. 20549. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

We are subject to the information reporting requirements of the Exchange Act that are applicable to foreign private issuers, and under those requirements are filing reports with the SEC. Those other reports or other information may be inspected without charge at the locations described above. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and will submit to the SEC, on Form 6-K, unaudited quarterly financial information.

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RanMarine specializes in the design and development of industrial autonomous surface vessels (ASV’s) for ports, harbors and other marine and water environments. RanMarine products are designed to be used manually via an onshore operator, or autonomously with online control and access. RanMarine’s current products include the WasteShark™ range, designed and used to clear plastics, bio-waste and other debris from waterways. The data enablement allows customers to closely monitor, in real time, the environment and makeup of their water. This creates an accurate picture of the water’s DNA to pinpoint any unquantified concerns.

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Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of

RanMarine Technology B.V.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of RanMarine Technology B.V. (the “Company”) as of December 31, 2021 and 2020 and the related statements of operations, changes in equity, and cash flows for the years then ended and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020 the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 of the notes to financial statements, the Company has suffered recurring losses from operations since inception, has an accumulated deficit, and has insufficient working capital to fund future operations each of which raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Turner, Stone & Company, LLP

We have served as the Company’s auditor since 2022.

Dallas, Texas

November 30, 2022

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FINANCIAL STATEMENTS

Balance sheets as of December 31, 2021 and 2020

		2021	2020
Assets
Current assets
Cash and cash equivalents	Note 6	€92,808	€414,366
Accounts receivable	Note 7	11,387	19,810
Other receivables	Note 8	46,189	13,456
Inventory	Note 9	14,940	16,255
		165,324	463,887
Non-current assets
Property, plant and equipment net		7,271	5,057
Right of use asset		255,954	319,942
Deferred tax asset	Note 2.3.7.1	125,523	125,557
Intangible assets	Note 10	499,439	165,029
		888,187	615,585

Total assets		€1,053,511	€1,079,472

Shareholders’ equity
Share capital	Note 13	€10	€10
Reserves	Note 13	(77,488)	(77,678)
Total shareholders’ equity		(77,478)	(77,668)

Liabilities
Non-current liabilities
Lease liability, net of current portion	Note 10	196,732	257,335
		196,732	257,335
Current liabilities
Trade payables		53,244	25,976
Other payable with related party	Note 15	90,000	-
Taxes and social securities payable		84,857	5,937
Current portion of lease liability	Note 10	60,603	62,607
Other current liabilities	Note 12	645,553	805,285
		934,257	899,805

Total liabilities		1,130,989	1,157,140

Total shareholders’ equity and liabilities		€1,053,511	€1,079,472

The accompanying notes are an integral part of these financial statements.

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Statements of operations for the years ended December 31, 2021 and 2020

		2021	2020
Sales		€254,263	€243,415
Cost of sales		188,310	254,449
Gross profit		65,953	(11,034)

Operating expenses
Sales and marketing	Note 5.2	50,337	26,738
General and administrative	Note 5.3	713,786	469,067
Total operating expenses		764,123	495,805

Operating income (loss)		(698,170)	(506,839)

Other income	Note 4	698,393	104,414

Net income (loss) before taxes		223	(402,425)

Taxes on income		33	(60,364)
Net income (loss)		€190	€(342,061)

Basic earnings (loss) per ordianry share:		€0.19	€(342.06)

Weighted average ordinary shares outstanding:		1,000	1,000

The accompanying notes are an integral part of these financial statements.

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Statements of changes in equity for the years ended December 31, 2021 and 2020

	Issued Capital	Share Premium Reserve	Legal Reserves	Other Reserves	Totals
Beginning Balance, January 1, 2021	€10	€692,410	€136,407	€(906,495)	€(77,668)
Net income	-	-	-	190	190
Legal reserve	-	-	334,410	(334,410)	-
Ending Balance, December 31, 2021	€10	€692,410	€470,817	€(1,240,715)	€(77,478)

	Issued Capital	Share Premium Reserve	Legal Reserves	Other Reserves	Totals
Beginning Balance, January 1, 2020	€10	€14,999	€-	€(383,027)	€(368,018)
Net loss	-	-	-	(342,061)	(342,061)
Capital contributions	-	450,000	-	-	450,000
Shares issues for debt extinguishment	-	227,411	-	-	227,411
Legal reserve		-	136,407	(136,407)	-
Purchase of shares	-	-	-	(45,000)	(45,000)
Ending Balance, December 31, 2020	€10	€692,410	€136,407	€(906,495)	€(77,668)

The accompanying notes are an integral part of these financial statements.

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Statements of cash flows for the years ended December 31, 2021 and 2020

For the Year Ended:	2021	2020
Cash at Beginning:	€414,366	€338
Cash at Ending:	€92,808	€414,366

OPERATING ACTIVITIES
Net income (loss)	€190	€(342,061)
Depreciation and amortization	65,685	252
Inventory	1,315	18,577
Accounts receivable and other receivables	(24,310)	6,334
Other current liabilities	(80,812)	719,668
Trade payables	27,268	(68,867)
Deferred tax asset	34	(76,520)
Net cashflow from operating activities	(10,630)	257,383

INVESTING ACTIVITIES
Capital expenditures (property, plant and equipment)	(3,911)	(5,309)
Intangible assets	(334,410)	(139,207)
Net cash flow from investing activities	(338,321)	(144,516)

FINANCING ACTIVITIES
Capital contributions	-	450,000
Purchase of shares	-	(45,000)
Advances from other payable with related party	90,000	-
Payments made on other payable with related party		(103,839)
Payments made on lease liability	(62,607)	-
Net cash flow from financing activities	27,393	301,161

Net Cash Flow	€(321,558)	€414,028

Supplemental Disclosure of Non-Cash Information
Shares issued for debt extinguishment	€-	€227,411

The accompanying notes are an integral part of these financial statements.

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NOTES TO FINANCIAL STATEMENTS

1.	Corporate information

“The Company”, “RanMarine”, “RanMarine Technology” refers to RanMarine Technology B.V.; which was incorporated March 25, 2016. RanMarine is a private company that specializes in the design and development of industrial autonomous surface vessels (“ASV’s”) for ports, harbors, and other marine and water environments. RanMarine products are designed to be used manually via an onshore operator, or autonomously with online control and access.

The registered and actual address of RanMarine is Galileistraat 15, in Rotterdam. The Company is registered at the chamber of commerce under number 65812441.

The accompanying financial statements of RanMarine 2021 were authorized for issue by the Management Board on November 30, 2022.

2.	Significant accounting policies

2.1	Basis of preparation

The accompanying financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), taking into account the recommendations of the International Financial Reporting Standards Interpretations Committee (“IFRIC”)

The accounting principles set out below unless stated otherwise, have been applied consistently for all periods presented in the accompanying financial statements.

The Company’s fiscal year is December 31. The financial statements valuations are based on the historical cost unless stated otherwise. The functional and presentation currency of the Company is the Euro.

The accompanying financial statements are prepared under the assumption that the business will continue as a going concern. As an early-stage company, we have not yet reached the critical sales volume and are heavily relying on research & development (“R&D”) grants and subsidies.

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Our ability to continue as a going concern and realize our assets and discharge our liabilities in the normal course of business is dependent upon closing timely additional sales orders and the ability to raise additional debt or equity financing, as required. There are various risks and uncertainties affecting our future financial position and its performance including, but not limited to:

●	The market acceptance and rate of commercialization of our product offerings;
●	Ability to successfully execute our business plan;
●	Ability to raise additional capital at acceptable terms;
●	General local and global economic conditions.

Our strategy to mitigate these material risks and uncertainties is to execute timely a business plan aimed at continued focus on revenue growth, product development and innovation, improving overall gross profit, managing operating expenses and working capital requirements, and securing additional capital, as needed.

Failure to implement our business plan could have a material adverse effect on our financial condition and/or financial performance. There is no assurance that we will be able to raise additional capital as it is required in the future. Accordingly, there are material risks and uncertainties that may cast significant doubt about our ability to continue as a going concern.

These financial statements do not include any adjustments to the carrying amounts and classification of assets, liabilities and reported expenses that may otherwise be required if the going concern basis was not appropriate.

IFRS 1 (“First Time Adoption of IFRS”)- As RanMarine has not prepared financial statements in the past, these financial statements of the Company are prepared in accordance with IFRS 1 (“First Time Adoption of IFRS”).

2.2	Summary of significant accounting policies

2.2.1	Current versus non-current classification - Assets and obligations that are classified as current shall mature within one year. Non-current assets and obligations shall mature beyond one year from the balance sheet date.

2.2.2	Cash - Cash is recognized based on the amount received. Cash equivalents, which are assets that can generally be liquidated in less than 90 days based on convertibility and short-term maturity, are carried at cost. Any bank overdrafts are accounted for based on the amount that must be repaid to the lender. Cash balances may exceed the insured limits from time to time. As of December 31, 2020, the Company had $314,366 of unisured balances. There were no uninsured balances as of December 31, 2021. The Company has not experienced any losses with respect to uninsured balances.

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2.2.3	Accounts receivable – (Trade debtors and other receivables including prepayments) Receivables are initially recognized at cost which is also the fair value. Current receivables, receivables that fall due within one year, are carried at cost unless there is a known significant credit risk. Receivables are reviewed to determine if a reserve needs to be entered for credit losses. If a reserve is deemed necessary, accounts receivable would be carried at cost less the reserve.

2.2.4	Inventory - Inventories are valued at the lower of cost or market, market being net realizable value. Net realizable value is calculated based on the estimated selling price of the product less cost to get the inventory in sellable condition.

The carrying amount of inventories is expensed as inventories are sold and recognized in cost of sales. Write-downs to net realizable value and losses are expensed in the period they occur. Any reversal of write-downs is recognized in the period the reversal occurs. The inventories of the Company in 2020 and 2021 consisted only of raw materials.

2.2.5	Property, plant, and equipment – Property, plant, and equipment are measured at historical cost. They are carried at cost less accumulated depreciation and any impairment value. Depreciation is on a straight-line basis over an estimated useful life given to the asset by management. Useful lives are reviewed periodically for needed changes. All repairs and maintenance costs are expenses when incurred.

Useful lives of property, plant, and equipment

●	Plant and machinery- 5 years
●	Equipment- 5 years
●	Transportation- 5 years

2.2.6	Intangible assets - Intangible assets are intellectual property and internally developed information systems with a finite life. The intangible assets acquired are measured at cost less accumulated amortization and impairment. Expenditure for development activities where the research results are applied to a plan or design for the production of new or substantially improved product and processes are capitalized if the product or process is technically and commercially feasible and can be separately identified, if the expenses can be measured reliably and if the Company has sufficient resources to complete the development the asset. If these criteria are not met, the expenditures are expensed. If the criteria is met, projects will go from the research phase to the development phase if there is a successful build. The capitalized costs comprise the cost of materials, direct labor and the directly attributable proportion of overheads less any subsidy received for such costs. Other development expenditures are recognized in the statement of operations as an expense when incurred. Subsequent expenditure on capitalized intangible assets is recognized in the statement of operations unless it increases the future economic benefits embodied in the specific asset to which it relates. In that case, the costs are capitalized for only the increase the economic benefits. Amortization is charged to the statement of operations on a straight-line basis over the estimated useful life of an intangible asset unless such life is indefinite. Other intangible assets are amortized from the date they are available for use. As of December 31, 2021, amortization has not started. The amortization method and estimated useful lives are assessed annually.

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2.2.7	Taxes – Taxes are calculated based on the taxable income or loss for the period and the tax laws that have been enacted or substantively enacted as of the reporting period. Taxes consider any non-deductible costs or non-taxable items. Deferred tax assets or tax liabilities are also considered when computing tax. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate based on amounts expected to be paid to the tax authority. In case of uncertainties related to income taxes, they are accounted for in accordance with IFRIC 23 and IAS 12 based on the best estimate of those uncertainties.

2.2.7.1	A deferred tax is generated when there are temporary differences between asset or liabilities for financial reporting purposes and amounts used for tax purposes. Net operating losses can generate a deferred tax. Tax rates applicable when the deferred tax is expected to reverse are used in the calculation of the deferred tax.

Deferred tax asset - RanMarine has compensable losses from the following years:

2016	€9,194 @ 15% = 1,379
2017	€113,373 @ 15% = 17,006
2018	€138,599 @ 15% = 20,790
2019	€173,454 @ 15% = 26,018
2020	€402,425 @ 15% = 60,364

Total of €125,557 deferred tax asset.

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RanMarine experienced a profitable year in 2021 and offset the €33 in taxes with previous losses.

2.2.8	Leases – Contracts are reviewed to determine if they contain the elements of a lease. To be a lease, the right of control must be given to the lessee for a specified asset for a given time period for consideration. If the supplier has the right or practical ability to substitute alternative assets during the life of the contract, then the contract is not a lease. The lease liability is calculated by discounting all the lease payments not made at the commencement date by the implicit interest rate in the lease or the incremental borrowing rate. Extension options are included in the determination of the lease liability to the extent that it is reasonably certain that those options will be exercised. The lease liability and the right of use asset are the same value at the start of the lease. The right of use asset is depreciated.

RanMarine leases consist of a single real estate contract for office use. This lease is for 5 years with payments totaling €351,336. The lease began in 2020 and a 4% discount was applied for the periods presented.

For 2021, depreciation related to right of use assets was €63,988 while the lease liability payment was €62,607 with a discount expense of €11,145. For IFRS, the total expense was €75,133, €63,988 plus the discount expense of €11,145 while for Dutch GAAP the expense was €73,751. The net impact was an increase of €1,381 (rounded).

Year	Lease Schedule Payments	Lease Liability Payment	Discount Expense	Total Lease Payments	Rights of Use Depreciation Schedule
2021	€73,752	€62,607	€11,145	€73,752	€63,988
2022	69,396	60,603	8,793	69,396	63,988
2023	69,396	63,027	6,369	69,396	63,988
2024	69,396	65,535	3,861	69,396	63,988
2025	69,396	68,170	1,226	69,396	63,988
Totals	€351,336	€319,942	€31,394	€351,336	€319,942

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	2021	2020
	in Euro’s	in Euro’s
Right of use asset to depreciate
Beginning Balance	€319,942	€319,942
Depreciation	63,988	-
Ending Balance	€255,954	€319,942

Non-current liability
Beginning Balance	€319,942	€319,942
Payment related to liability	62,607	-
Current lease liability	60,603	62,607
Ending Balance	€196,732	€257,335

2.2.9	Financial instruments - Initial recognition and subsequent measurement - A financial instrument is any contract that gives rise to a financial asset of one party and a financial liability or equity instrument of another party. These include both non-derivative financial instruments, such as trade and other receivables and payables, and derivative financial instruments, such as foreign exchange contracts.

Trade payables, tax, remuneration, social security, other accounts payable including liability accruals are valued at nominal value. Supplier agreements or amounts due to statutory authorities determine costs. Management estimates amounts for accrued expenses. Financial assets and financial liabilities are recognized at their fair value initially. Transaction expenses for assets and liabilities are also included in the initial fair value measurement. Using the effective interest rate method, financial liabilities are measured at amortized cost after the initial recognition.

2.2.10	Provisions for liabilities and charges – Provisions are liabilities for uncertain times and amounts. Provisions are established if an obligation presently exists, there is a probable outflow of resources to cover the obligation and the obligation can be reasonably estimated. The provision represents the best estimate to settle the obligation. For both 2020 and 2021, there were no uncertain liabilities that required a provision.

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2.2.11	Revenue – Contract revenue - Revenue and other revenues excludes value added tax and is after discounts. Contract revenue recognition will take place in accordance with IFRS 15; when there is an identifiable contract with a customer, the contract stipulates performance obligations, a price has been established, the price has been allocated to the contract performance obligations, then the specific revenue associated with the specific obligation completion is recognized. Contracts with customers generally consist of a single performance obligation, delivery of our products, the ASV’s (autonomous surface vessels). We recognize revenue at delivery as risk of loss and control have been transferred to the customer at the time the product is picked up for delivery. Revenue measurement is fair value of the amount received or due. The revenue represents product and / or service amounts receivable generated during the normal course of business. Revenue is recognized net of deductions for returns, allowances, and rebates, which the Company has assessed as immaterial during each of the fiscal years in the accompanying financial statements. A liability will be established on the balance sheet when the customer has prepaid for a good or service. A receivable will be established where the contract performance obligation has met but payment has not been received.

2.2.12	Other operating income - Other operating income consists of government grants. The income is recognized on a systematic basis matching the related costs in the period and on the basis which the grant it was intended to compensate. RanMarine only recognizes grants when it knows it will be able to meet the conditions of the grant and know the grant will be received.

2.2.13	Pensions – RanMarine’s pension is part of the Metal and Engineering Industry Pension Fund (“PMT”). The pension plan is a fixed monthly contribution based on a defined set of rules which becomes available once the employee retires. The contributions are expensed as the obligation to make payments is incurred. The treatment is like a defined contribution plan.

2.2.14	Impairment of non-financial assets- Management assesses whether an asset may be impaired at each reporting date. If any indication of impairment exists, or when testing is required, the recoverable amount will be determined. When the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and written down to its recoverable amount.

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In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used. Impairment losses including impairment on inventories are recognized in the statement of operations. After impairment, depreciation is provided on the revised carrying amount of the asset over its remaining useful life. RanMarine bases its impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of the Company’s cash generating units (“CGU”) to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of five years. To estimate cash flow projections beyond periods covered by the most recent budgets/forecasts, the Company extrapolates cash flow projections in the budget using a steady or declining growth rate for subsequent years, unless an increasing rate can be justified. In any case, this growth rate does not exceed the long-term average growth rate for the products, industries, or country or countries in which the Company operates, or for the market in which the asset is used. For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Company estimates the asset’s or CGU’s recoverable amount.

2.2.15	Earnings per share- Basic earnings per share are calculated in accordance with IAS 33 (“Earnings per Share”) based on earnings attributable to the Company’s shareholders and the weighted average number of shares outstanding during the period. The 1,000 outstanding shares as of December 31, 2021, represent the shares issued and outstanding by RanMarine. The common shares outstanding used for computation of earnings per share reflect the Legal Reorganization as if it occurred on March 25, 2016, the earliest date presented. This presentation is consistent with the principles in IAS 33.64, which requires calculation of basic and diluted earnings per share for all periods presented to be adjusted retrospectively if changes occur to the capital structure after the reporting period but before the financial statements are authorized for issue.

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2.2.16	New and revised standards issues, but not yet effective- The Company is currently evaluating the effects of the new or revised accounting standards listed below but does not expect any material effects.

●	IFRS 17(A) Insurance Contracts
●	IFRS 3(A) Business Combinations
●	Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)
●	IAS 1(A) Presentation of Financial Statements: Classification of Liabilities as Current or Non-current
●	IAS 8(A) Definition of Accounting Estimates
●	IAS 37(A) Provisions, Contingent Liabilities and Contingent Assets

3.	Significant accounting judgments, assumptions, and estimates

3.1	Going concern - For RanMarine., material going concern uncertainties exist. This conclusion involves significant judgment based on the deficit as of December 31, 2021 and 2020 which is (€77,478) and (€77,668) respectively. Only since 2021 the Company has a net income of €190 (net loss in 2020 of €342,061) which has been offset by grant subsidies received from the local municipalities, and as of year-end, the Company’s current liabilities exceeded its current assets by €768,933. RanMarine has received financing by subsidies and investors, for developing new products. As disclosed in footnote 2.1, basis of preparation, there are material risks and uncertainties that may cast significant doubt about our ability to continue as a going concern.

3.2	Pension liability - Liabilities and expenses for employee benefits generally are recognized in the period in which the services are rendered. RanMarine’s pension is part of the PMT pension fund. This fund is the Metal and Engineering Industry Pension Fund. Contributions are expensed as the obligation to make the payments in incurred.

3.3	Deferred tax – Judgments and estimates are made with regard to the timing of the reversal of the tax credit and the applicable tax rate. RanMarine has a deferred tax asset on the balance sheet totaling €125,523 due to net operating losses in prior years.

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3.4

Development costs - RanMarine capitalizes costs for product development projects. Management makes judgments on the viability of the project and the projected cost of full development. RanMarine management determines when a new product will be released to the market which is when the costs are capitalized. Management must also judge the expected revenue to be earned. The carrying amount of capitalized development costs was €499,439 on December 31, 2021 (2020: €165,029),

3.5	Provision for expected credit losses of trade receivables – RanMarine assess and measures credit losses in accordance with IFRS 9. There is currently no provision for credit losses on the balance sheet. The company has not experienced any non-payment from a customer in it’s history, as it requires an upfront payment from the customer.

3.6	Provision for warranty – RanMarine offers a 1-year warranty for customers outside the EU and a year 2 warranty for customers inside the EU. Currently, there are no warranty provisions on the balance sheet as management has forecasted it is not material prospectively for each of the fiscal years in the accompanying financial statements. In 2021 warranty expenses were €885 and zero in 2020. It will continue to be evaluated on an annual basis. Soon, warrant expenses will become material and at such time, a warrant provision as percentage of revenue will be recognized.

4.	Other income

5.	Operating expenses

5.1	Research and development- Capitalization of R&D costs- RanMarine capitalizes wages and direct material expenses associated with R&D. 70% of the wages and direct material expenses are reimbursed through government subsidies. The remaining 30% of the wages and direct material expenses are being capitalized.

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5.2	Sales and marketing

	2021	2020

Publicity and advertisement	€11,940	€5,665
Representation costs	493	-
Traveling expenses	23,009	12,665
Food and beverage costs	1,129	333
Other cost of sales	13,766	8,075
Total	€50,337	€26,738

5.3	General and administrative

	2021	2020

Wages and salaries	€232,823	€93,288
Social security charges	114,236	36,805
Pension costs	76,088	24,110
Management fees	64,420	100,322
Other personnel expenses	5,919	27,236
Depreciation and amortization	65,685	252
Accommodation expenses	6,160	31,010
Operating costs	3,254	6,043
Freight costs	42,366	43,075
Lease expense	11,144	-
Office expense	13,599	4,775
Car expenses	2,541	1,034
Interest expense	1,924	1,643
General expenses	73,626	99,474

Total	€713,786	€469,067

5.3.1	Wages and salaries

	2021	2020

Wages and salaries
Gross wages	€677,084	€214,700
Movement of holiday bonus liability	11,667	11,887
Subsidies	(178,799)	(71,547)
Capitalized R&D costs	(277,129)	(61,752)
	€232,823	€93,288

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5.3.2	Social Security –

5.3.3	General Expenses

5.4	Income tax – RanMarine has a deferred tax credit of €125,523. In 2021, the Company made a profit of €223 before taxes.

Deferred tax asset - RanMarine has compensable losses from the following years:

	Offsettable		Offsettable
	losses as of	Utilized in	losses as of
	January 1, 2021	2021	December 31, 2021
	€	€	€

2016	9,194	-223	8,971
2017	113,373		113,373
2018	138,599	-	138,599
2019	173,454	-	173,454
2020	402,425	-	402,425

	837,045	-223	836,822

At 15% tax rate the total is €125,557 of deferred tax asset.

RanMarine experienced a profitable year in 2021 and offset the €223 in taxes with previous losses with the deferred tax asset. This leaves the balance of the deferred tax asset as €125,523.

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6.	Cash and short-term deposits

7.

Accounts receivable

RanMarine carries low trade receivables as the Company requires customer deposits before processing orders. The bad debt expense and the allowance for doubtful accounts is zero for both 2021 and 2020.

8.	Other receivables

	2021	2020

Rent deposit	€11,875	€2,778
Subsidy	17,532	10,678
VAT receivable	16,782	-
Total	€46,189	€13,456

9.	Inventory

	2021	2020

Raw materials	€14,940	€16,255
Total	€14,940	€16,255

10.

Leases

RanMarine entered into a 5-year lease agreement on January 1, 2021 for office and workshops. After the initial 5 year less is completed, a clause exists allowing for the automatic renewal of the lease if the tenant or lessor do not give notice of termination. Notice of termination must be made 6 months before the end of the lease. Refer to footnote 2.2.8 for additional disclosures.

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11.	Intangible assets

	Research and development costs	Consessions intellectual property rights	Total

Cost or valuation
At January 1, 2020	€-	€25,822	€25,822
Investments	136,407	2,800	139,207
At Decembre 31, 2020	136,407	28,622	165,029
Investments	334,410	-	334,410
At December 31, 2021	€470,817	€28,622	€499,439

12.	Other current liabilities-

	2021	2020

Holiday bonus	€23,554	€11,887
Net income	-	641
Deferred revenue	91,070	-
EIC subsidy	530,929	792,756
Total	€645,553	€805,284

13.

Issued Capital and Reserves

RanMarine is a privately held company with 1,000 shares issued at €0.01 per share. The legal reserve of €470,817 per December 2021 and €136,407 per December 2020 are the capitalized R&D costs. Legal reserves are reserves that cannot be distributed to the shareholders. Dutch law requires that the capitalized R&D costs are protected by forming a legal reserve. In 2020 a new shareholder acquired 144 (14.4%) of the shares in exchange of a capital payment of €450,000 that was contributed to the share premium account. In addition, €227,411 of debt to other two new shareholder was converted to the share premium account for 420 (42%) of the shares. In 2020, the Company also bought back (68) 6.8% of the shares in exchange for a capital payment of €45.000.

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14.	Government Grants-

14.1	RanMarine received a grant from the European Commission, European Innovation Council (EIC) in September 2020. It is a 24-month duration with a 70% reimbursement rate. Total cost of €2,269,850 with a maximum grant amount of €1,588,895.

	Funds Received	Funds Spend	Total
	in Euro’s	in Euro’s	in Euro’s
Cost or valuation
At January 1, 2020	-	-	-
Activity	873,892	81,137	792,755
At December 31, 2020	873,892	81,137	792,755
Activity	476,669	738,495	(261,826)
At December 31, 2021	1,350,561	819,632	530,929

14.2	RanMarine was rewarded an Emergency Bridging Measure for Job Opportunities (“NOW”) wage subsidy from the Dutch government for COVID-19 emergency funding. The NOW program provides that business that suffer at least a 20% loss in their revenue over a 3-month period will receive a subsidy of up to 90% of their wage cost, in proportion to the fall in revenue. RanMarine was awarded €39.931 in 2020 and €37,438 in 2021.

14.3	WBSO (Wet Bevordering Speur-en Ontwikkelingswerk) is the third subsidy RanMarine receives. It is a tax compensation for R&D activities from the Dutch government. This credit can be as high as 40%, which allows for savings on payroll tax payments. For 2021 RanMarine received €141,361. The full amount of granted WBSO is being fully utilized in the respective years.

15.

Other Payable with Related Party

Boundary Holding sarl SPF is a shareholder of RanMarine. There is a loan agreement between the two companies as of May 27, 2021, for €100,000. The note does not carry interest or a term limit. RanMarine has paid €10,000 as of December 31, 2021.

16.

Key Management Personnel Compensation

Related persons as defined by IAS 24 are persons who, by virtue of their positions, are responsible for the operations of RanMarine. The executive management team consist of the Chief Executive Officer and the Chief Operating Officer. They have the authority and responsibility for planning, directing, and controlling operating activities. The executive management personnel are compensated through employee wages. There is no additional compensation structure in place.

17.	Financial Instruments and financial risk management-.

17.1	Financial instruments- Trade payables, tax, remuneration, social security, other accounts payable including liability accruals are valued at nominal value. Financial assets and financial liabilities are recognized at their fair value initially. Transaction expenses for assets and liabilities are also included in the initial fair value measurement. Using the effective interest rate method, financial liabilities are measured at amortized cost after the initial recognition

17.2	Financial risk management- Management has the overall responsibility to establish and oversee RanMarine’s financial risk management. Financial risk management policies are established to identify and analyze the risks faced by RanMarine, to set appropriate risk limits and controls and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and RanMarine’s activities. Through its training and management standards and procedures, aims to maintain a disciplined and constructive control environment in which all employees understand their roles and obligations.

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18.	Subsequent Events-

18.1

The Company has taken various bridge loan agreements with various individuals to fund the Company till the planned initial public offering (“IPO”) of the Company’s stock. The loans are payable at the earlier of the maturity date or the IPO date with an interest charge of 20%. Because of the delay of the IPO date all USD holders have verbally agreed to extend the maturity date till 2 April 2023.

18.2	As part of a reorganization in 2022, the Company plans to form two operating entities: RanMarine B.V. in the Netherlands and RanMarine USA LLC in the United States. As a result, RanMarine will become the parent holding company of the group.

18.3	The Company has evaluated events and transactions that occurred between December 31, 2021, and November 30, 2022, which is the date that the accompanying financial statements were available to be issued, for possible recognition or disclosure in the accompanying financial statements.

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128

RanMarine specializes in the design and development of industrial autonomous surface vessels (ASV’s) for ports, harbors and other marine and water environments. RanMarine products are designed to be used manually via an onshore operator, or autonomously with online control and access. RanMarine’s current products include the WasteShark™ range, designed and used to clear plastics, bio-waste and other debris from waterways. The data enablement allows customers to closely monitor, in real time, the environment and makeup of their water. This creates an accurate picture of the water’s DNA to pinpoint any unquantified concerns.

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FINANCIAL STATEMENTS

Balance Sheets

		As of June 30 2022	As of December 31 2021
		in Euro’s	in Euro’s
Assets	€
Current assets
Cash and cash equivalents	Note 8	€23,438	€92,808
Accounts receivable	Note 9	10,402	11,387
Other Receivables	Note 10	64,920	46,189
Inventory	Note 11	68,289	14,940
		167,050	165,324
Non-current assets
Property, plant and equipment net	Note 4	9,198	7,271
Right of use asset	Note 5	223,960	255,954
Deferred tax asset	Note 6	113,821	125,523
Intangible assets	Note 7	687,436	499,439
		1,034,414	888,187

Total assets		€1,201,464	€1,053,511

Shareholders’ equity
Share capital	Note 12	€10	€10
Reserves	Note 12	-11,178	-77,488
Total shareholders’ equity		-11,168	-77,478

Liabilities
Non-current liabilities
Lease liability LT	Note 5	165,500	196,732
		165,500	196,732
Current liabilities
Trade payables	Note 13	128,109	53,244
Other payable with related party	Note 14	100,000	90,000
Bridge Loans	Note 15	301,019	—
Taxes and social securities payable	Note 16	158,960	84,857
Lease liability ST	Note 5	61,793	60,603
Other current liabilities	Note 17	297,250	645,553
		1,047,132	934,257

Total liabilities		1,212,632	1,130,989

Total shareholders’ equity and liabilities		€1,201,464	€1,053,511

The accompanying notes are an integral part of these financial statements.

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Statements of Operations

		HY 2022	HY 2021
		in Euro’s	in Euro’s

Sales	Note 19	€205,901	€104,139
Cost of sales	Note 19	66,904	80,499
Gross profit		138,997	23,640

Operating expenses
Sales and marketing	Note 20.2	26,504	9,439
General and administrative	Note 20.3	356,690	475,937
Total operating expenses		383,194	485,376

Operating income (loss)		-244,197	-461,736

Other income	Note 21	322,209	491,293

Net income (loss) before taxes		78,012	29,557

Taxes on income	Note 6	11,702	4,434
Net income (loss)		€66,310	€25,123

Basic earnings (loss) per ordinary share:		€66	€25

Weighted average ordinary shares outstanding:		1,000	1,000

The accompanying notes are an integral part of these financial statements.

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Statements of Changes in Equity

in Euro’s	Issued Capital	Share Premium Reserve	Legal Reserves	Other Reserves	Totals
Beginning Balance, January 1, 2022	€10	€692,410	€470,817	€(1,240,715)	€(77,478)
Net income	-	-	-	66,310	66,310
Legal reserve	-	-	187,997	(187,997)	-
Ending Balance, June 30, 2022	€10	€692,410	€658,814	€-1,362,403	€-11,168

in Euro’s	Issued Capital	Share Premium Reserve	Legal Reserves	Other Reserves	Totals
Beginning Balance, July 1, 2021	€10	€692,410	€324,404	€(1,069,369)	€(52,545)
Net income	-	-	-	(24,933)	(24,933)
Legal reserve	-	-	146,413	(146,413)	-
Ending Balance, December 31, 2021	€10	€692,410	€470,817	€-1,240,715	€-77,478

in Euro’s	Issued Capital	Share Premium Reserve	Legal Reserves	Other Reserves	Totals
Beginning Balance, January 1, 2021	€10	€692,410	€136,407	€(906,495)	€(77,668)
Net income	-	-	-	25,123	25,123
Legal reserve	-	-	187,997	(187,998)	-
Ending Balance, June 30, 2021	€10	€692,410	€324,404	€-1,069,369	€-52,545

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Statements of Cash Flow

	As of June 30 2022	As of June 30 2021
	in Euro’s	in Euro’s

Cash at Beginning:	€92,807	€414,366
Cash at Ending:	23,438	1,204
	-69,369	-413,162
OPERATING ACTIVITIES
Net Income	€66,310	€25,123
Depreciation and amortization	33,212	32,819
Inventory	-53,349	12,335
Accounts Receivable	985	-8,494
Other Receivables	-18,732	-56,558
Accrued expenses	30,008	-256,387
Trade payables	74,865	67,372
Deferred tax asset	11,702	4,433
Lease Obligation	1,190	-3,190
Net Cash Flow from Operating Activities	146,192	-182,546

INVESTING ACTIVITIES
Capital Expenditures (Property, Plant and Equipment)	-3,143	-3,264
Intangible assets	-187,997	-167,572
Net Cash Flow from Investing Activities	-191,140	-170,836

FINANCING ACTIVITIES
Change in Current Debt	311,019	100,000
Capital Lease Obligation	-31,232	-30,041
Grants Received	-304,208	-129,739
Net Cash Flow from Financing Activities	-24,421	-59,780

Net Cash Flow	€-69,369	€-413,162

The accompanying notes are an integral part of these financial statements.

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NOTES TO FINANCIAL STATEMENTS

1.	Corporate information

“The Company”, “RanMarine”, “RanMarine Technology” refers to RanMarine Technology B.V.; which was incorporated March 25, 2016. RanMarine is a private company that specializes in the design and development of industrial autonomous surface vessels (“ASV’s”) for ports, harbors, and other marine and water environments. RanMarine products are designed to be used manually via an onshore operator, or autonomously with online control and access.

The registered and actual address of RanMarine is Galileistraat 15, in Rotterdam. The Company is registered at the chamber of commerce under number 65812441.

The financial statements of ___________ were authorized for issue by the Management Board on ___________.

2.	Significant accounting policies

2.1 Basis of preparation

The accompanying financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), taking into account the recommendations of the International Financial Reporting Standards Interpretations Committee (“IFRIC”)

The accounting principles set out below unless stated otherwise, have been applied consistently for all periods presented in the financial statements.

The Company’s fiscal year is December 31. The financial statements valuations are based on the historical cost unless stated otherwise. The functional and presentation currency of the Company is the Euro.

The financial statements are prepared under the assumption that the business will continue as a going concern. As an early-stage company, we have not yet reached the critical sales volume and are heavily relying on research & development (“R&D”) grants and subsidies.

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Our ability to continue as a going concern and realize our assets and discharge our liabilities in the normal course of business is dependent upon closing timely additional sales orders and the ability to raise additional debt or equity financing, as required. There are various risks and uncertainties affecting our future financial position and its performance including, but not limited to:

●	The market acceptance and rate of commercialization of our product offerings;
●	Ability to successfully execute our business plan;
●	Ability to raise additional capital at acceptable terms;
●	General local and global economic conditions.

Our strategy to mitigate these material risks and uncertainties is to execute timely a business plan aimed at continued focus on revenue growth, product development and innovation, improving overall gross profit, managing operating expenses and working capital requirements, and securing additional capital, as needed.

Failure to implement our business plan could have a material adverse effect on our financial condition and/or financial performance. There is no assurance that we will be able to raise additional capital as they are required in the future. Accordingly, there are material risks and uncertainties that may cast significant doubt about our ability to continue as a going concern.

These financial statements do not include any adjustments to the carrying amounts and classification of assets, liabilities and reported expenses that may otherwise be required if the going concern basis was not appropriate.

2.2 Summary of significant accounting policies

2.2.1	Current versus non-current classification- Assets and obligations that are classified as current shall mature within one year. Non-current assets and obligations shall mature greater than one year.

2.2.2	Cash - Cash is recognized based on the amount received. Cash equivalents, which are assets that can generally be liquidated in less than 90 days based on convertibility and short-term maturity, are carried at cost. Any bank overdrafts are accounted for based on the amount that must be repaid to the lender.

2.2.3	Accounts receivables – (Trade debtors and other receivables including prepayments) Receivables are initially recognized at cost which is also the fair value. Current receivables, receivables fall due within one year, are carried at cost unless there is a known significant credit risk. Receivables are reviewed to determine if a reserve needs to be entered for credit losses. If a reserve is deemed necessary, accounts receivable would be carried at cost less the reserve.

2.2.4	Inventory - Inventories are valued at the lower of cost or market, market being net realizable value. Net realizable value is calculated based on the estimated selling price of the product less cost to get the inventory in sellable condition.

.	The carrying amount of inventories is expensed as inventories are sold and recognized in cost of goods sold. Write-downs to net realizable value and losses are expensed in the period they occur. Any reversal of write-downs is recognized in the period the reversal occurs. The inventories of the Company in 2021 and the first half of 2022 consisted only of raw materials

2.2.5	Property, plant, and equipment – Property, plant, and equipment are measured at historical cost. They are carried at the cost less accumulated depreciation and any impairment value. Depreciation is on a straight-line basis over an estimated useful life given to the asset by management. Useful lives are reviewed periodically for needed changes. All repairs and maintenance costs are expenses when incurred.

Useful lives of property, plant and equipment

●	Plant and machinery- 5 years
●	Equipment- 5 years
●	Transportation- 5 years

2.2.6	Intangible assets - Intangible assets are intellectual property and internally developed information systems with a finite life. The intangible assets acquired are measured at cost less accumulated amortization and impairment. Expenditure for development activities where the research results are applied to a plan or design for the production of new or substantially improved product and processes are capitalized if the product or process is technically and commercially feasible and can be separately identified, if the expenses can be measured reliably and if the Company has sufficient resources to complete the development the asset. If these criteria are not met, the expenditures are expensed. If the criteria is met, projects will go from the research phase to the development phase if there is a successful build. The capitalized costs comprise the cost of materials, direct labor and the directly attributable proportion of overheads less any subsidy received for such costs. Other development expenditures are recognized in the statement of operations as an expense when incurred. Subsequent expenditure on capitalized intangible assets is recognized in the statement of operations unless it increases the future economic benefits embodied in the specific asset to which it relates. In that case, the costs are capitalized for only the increase the economic benefits. Amortization is charged to the statement of operations on a straight-line basis over the estimated useful life of an intangible asset unless such life is indefinite. Other intangible assets are amortized from the date they are available for use. As of June 30, 2022 amortization has not started. The amortization method and estimated useful lives are assessed annually.

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2.2.7	Taxes – Taxes are calculated based on the taxable income or loss for the period and the tax laws that have been enacted or substantively enacted as of the reporting period. Taxes consider any non-deductible costs or non-taxable items. Deferred tax assets or tax liabilities are also considered when computing tax. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate based on amounts expected to be paid to the tax authority. In case of uncertainties related to income taxes, they are accounted for in accordance with IFRIC 23 and IAS 12 based on the best estimate of those uncertainties.

2.2.7.1	A deferred tax is generated when there are temporary differences between asset or liabilities for financial reporting purposes and amounts used for tax purposes. Net operating losses (“NOL’s) can generate a deferred tax. Tax rates applicable when the deferred tax is expected to reverse are used in the calculation of the deferred tax.

Deferred tax asset - RanMarine has compensable losses of €111,863 from the following years:

2016	€9,194 @ 15% = 1,379
2017	€113,373 @ 15% = 17,006
2018	€138,599 @ 15% = 20,790
2020	€173,454 @ 15% = 26,018
2020	€402,425 @ 15% = 60,364

RanMarine experienced a profitable first half year in 2022 and has offset the €11,702 in taxes with previous losses. This leaves the balance of the deferred tax asset as €113,821 with an offset to increase shareholder equity reserves.

2.2.8	Leases – Contracts are reviewed to determine if they contain the elements of a lease. To be a lease, the right of control must be given to the lessee for a specified asset for a given time period for consideration. If the supplier has the right or practical ability to substitute alternative assets during the life of the contract, then the contract is not a lease. The lease liability is calculated by discounting all the lease payments not made at the commencement date by the implicit interest rate in the lease or the incremental borrowing rate. Extension options are included in the determination of the lease liability to the extent that it is reasonably certain that those options will be exercised. The lease liability and the right of use asset are the same value at the start of the lease. The right of use asset is depreciated.

RanMarine leases consist of a single real estate contract for office use. This lease is for 5 years with payments totaling €351,336. The lease began in 2020 and a 4% discount was applied for the periods presented.

For the first half year of 2022, depreciation related to right of use assets was €31,994 while the lease liability payment was €34,698 with a discount expense of €4,657.

Year	Lease Schedule Payments	Lease Liability Payment	Discount Expense	Total Lease Payments	Right of Use Depreciation
First Half Year 2021	39,054	33,232	5,822	39,054	31,994
Second Half Year 2021	34,698	29,375	5,323	34,698	31,994
First Half Year 2022	34,698	30,041	4,657	34,698	31,994
Second Half Year 2022	34,698	30,562	4,136	34,698	31,994
First Half Year 2023	34,698	31,232	3,466	34,698	31,994
Second Half Year 2023	34,698	31,796	2,902	34,698	31,994
Full Year 2024	69,396	65,535	3,861	69,396	63,988
Full Year 2025	69,396	68,170	1,226	69,396	63,988
Totals In Euro’s	351,336	319,942	31,394	351,336	319,942

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2.2.9	Financial instruments- Initial recognition and subsequent measurement - A financial instrument is any contract that gives rise to a financial asset of one party and a financial liability or equity instrument of another party. These include both non-derivative financial instruments, such as trade and other receivables and payables, and derivative financial instruments, such as foreign exchange contracts.

Trade payables, tax, remuneration, social security, other accounts payable including liability accruals are valued at nominal value. Supplier agreements or amounts due to statutory authorities determine costs. Management estimates amounts for accrued expenses. Financial assets and financial liabilities are recognized at their fair value initially. Transaction expenses for assets and liabilities are also included in the initial fair value measurement. Using the effective interest rate method, financial liabilities are measured at amortized cost after the initial recognition.

2.2.10	Provisions for liabilities and charges – Provisions are liabilities for uncertain times and amounts. Provisions are established if an obligation presently exists, there is a probable outflow of resources to cover the obligation and the obligation can be reasonably estimated. The provision represents the best estimate to settle the obligation. For both 2020 and 2021, there were no uncertain liabilities that required a provision.

2.2.11	Revenue – Revenue and other revenues excludes value added tax and is after discounts. Contract revenue recognition will take place in accordance with IFRS 15; when there is an identifiable contract with a customer, the contract stipulates performance obligations, a price has been established, the price has been allocated to the contract performance obligations, then the specific revenue associated with the specific obligation completion is recognized. Contracts with customers generally consist of a single performance obligation, delivery of our products, the ASV’s (autonomous surface vessels). We recognize revenue at delivery as risk of loss and control have been transferred to the customer at the time the product is picked up for delivery. Revenue measurement is fair value of the amount received or due. The revenue represents product and / or service amounts receivable generated during the normal course of business. Revenue is recognized net of deductions for returns, allowances, and rebates, which the Company has assessed as immaterial during the year ended December 31, 20221 and the six-month period ended June 30, 2022. A liability will be established on the balance sheet when the customer has prepaid for a good or service. A receivable will be established where the contract performance obligation has met but payment has not been received.

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2.2.12	Other operating income - Other operating income consists of government grants. The income is recognized on a systematic basis matching the related costs in the period and on the basis which the grant it was intended to compensate. RanMarine only recognizes grants when it knows it will be able to meet the conditions of the grant and know the grant will be received.

2.2.13	Pensions – RanMarine’s pension is part of the Metal and Engineering Industry Pension Fund (PMT). The pension plan is a fixed monthly contribution based on a defined set of rules which becomes available once the employee retires. The contributions are expensed as the obligation to make payments is incurred. The treatment is like a defined contribution plan.

2.2.14	Impairment of non-financial assets- Management assesses whether an asset may be impaired at each reporting date. If any indication of impairment exists, or when testing is required, the recoverable amount will be determined. When the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used. Impairment losses including impairment on inventories are recognized in the statement of operations. After impairment, depreciation is provided on the revised carrying amount of the asset over its remaining useful life. RanMarine bases its impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of the Company’s cash generating units (“CGU”) to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of five years. To estimate cash flow projections beyond periods covered by the most recent budgets/forecasts, the Company extrapolates cash flow projections in the budget using a steady or declining growth rate for subsequent years, unless an increasing rate can be justified. In any case, this growth rate does not exceed the long-term average growth rate for the products, industries, or country or countries in which the Company operates, or for the market in which the asset is used. For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Company estimates the asset’s or CGU’s recoverable amount.

2.2.15	Earnings per share- Basic earnings per share are calculated in accordance with IAS 33 (“Earnings per Share”) based on earnings attributable to the Company’s shareholders and the weighted average number of shares outstanding during the period. The 1,000 outstanding shares as of June 30, 2020, represent the shares issued and outstanding by RanMarine. The common shares outstanding used for computation of earnings per share reflect the Legal Reorganization as if it occurred on March 25, 2016, the earliest date presented. This presentation is consistent with the principles in IAS 33.64, which requires calculation of basic and diluted earnings per share for all periods presented to be adjusted retrospectively if changes occur to the capital structure after the reporting period but before the financial statements are authorized for issue.

2.2.16	New and revised standards issues, but not yet effective- The Company is currently evaluating the effects of the new or revised accounting standards listed below but does not expect any material effects.

●	IFRS 17(A) Insurance Contracts
●	IFRS 3(A) Business Combinations
●	Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)
●	IAS 1(A) Presentation of Financial Statements: Classification of Liabilities as Current or Non-current
●	IAS 8(A) Definition of Accounting Estimates
●	IAS 37(A) Provisions, Contingent Liabilities and Contingent Assets

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3.	Significant accounting judgments, assumptions, and estimates

3.1	Going concern - For RanMarine, material going concern uncertainties exist. This conclusion involves significant judgment based on the deficit as of June 30, 2021 and December 31, 2021 which is (€11,168) and (€77,478) respectively. As disclosed in footnote 2.1, basis of preparation, there are material risks and uncertainties that may cast significant doubt about our ability to continue as a going concern.

3.2	Pension liability - Liabilities and expenses for employee benefits generally are recognized in the period in which the services are rendered. RanMarine’s pension is part of the PMT pension fund. This fund is the Metal and Engineering Industry Pension Fund. Contributions are expensed as the obligation to make the payments in incurred.

3.3	Deferred tax – Judgments and estimates are made with regard to the timing of the reversal of the tax credit and the applicable tax rate. RanMarine has a deferred tax asset on the balance sheet totaling €118,882 due to NOL in prior years.

3.4	Development costs - RanMarine capitalizes costs for product development projects. Management makes judgments on the viability of the project and the projected cost of full development. RanMarine management determines when a new product will be released to the market which is when the costs are capitalized. Management must also judge the expected revenue to be earned. The carrying amount of capitalized development costs was €687,436 on June 30, 2022 (December 31, 2021: €499,439).

3.5	Provision for expected credit losses of trade receivables – RanMarine assess and measures credit losses in accordance with IFRS 9. There is currently no provision for credit losses on the balance sheet. The company has not experienced any non-payment from a customer in it’s history, as it requires an upfront payment from the customer.

3.6	Provision for warranty – RanMarine offers a 1-year warranty for customers outside the EU and a 2-year warranty for customers inside the EU. Currently, there are no warranty provisions on the balance sheet as management has forecasted it is not material prospectively for each fiscal years. In 2021 warranty expenses were nil in the first half of 2022 and €885 in 2021. It will continue to be evaluated on an annual basis. Soon, warrant expenses will become material and at such time, a warrant provision.

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4.	Property, plant and equipment

	Plant and machinery	Equipment	Total
	in Euro’s	in Euro’s	in Euro’s

Purchase price	1,431	3,878	5,309
Cumulative depreciation	-42	-210	-252
At January 1, 2021	1,389	3,668	5,057
Investments		3,911	3,911
Depreciation	-286	-1,411	-1,697
At December 31, 2021	1,103	6,168	7,271
Investments		3,144	3,144
Depreciation	-143	-1,074	-1,217
Purchase price	1,431	10,933	12,364
Cumulative depreciation	-471	-2,695	-3,166
At June 30, 2022	960	8,238	9,198

5.

Leases-

RanMarine entered into a 5-year lease agreement on January 1, 2021 for office and workshops. After the initial 5 year less is completed, a clause exists allowing for the automatic renewal of the lease if the tenant or lessor do not give notice of termination. Notice of termination must be made 6 months before the end of the lease.

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6.	Taxes – RanMarine has a deferred tax asset of €113,821. In the first half year of 2022, the Company made a profit of €78,012 before taxes.

RanMarine has compensable losses from the following years:

	Offsettable		Offsettable
	losses as of	Addition in	losses as of
Year	January 1, 2021	2022	June, 2022

	in Euro’s	in Euro’s	in Euro’s

2016	8,971	-8,971	-
2017	113,373	-69,041	44,332
2018	138,599	-	138,599
2019	173,454	-	173,454
2020	402,425	-	402,425
	836,822	-69,041	758,810

7.	Intangible assets

	Research and development costs	Consessions intellectual property rights	Total
	in Euro’s	in Euro’s	in Euro’s
Cost or valuation
At January 1, 2021	136,407	28,622	165,029
Investments	334,410	-	334,410
At December 31, 2021	470,817	28,622	499,439
Investments	187,997		187,997
At June 30, 2022	658,814	28,622	687,436

8.	Cash and short-term deposits

	6/30/2022	12/31/2021
	in Euro’s	in Euro’s
Rabobank	23,236	92,624
ING Bank	-17	184
Cash in transit	220
	23,439	92,808

9.	Accounts receivable – RanMarine carries low trade receivables requiring customer deposits before processing orders.

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10.	Other receivables

	6/30/2022	12/31/2021
	in Euro’s	in Euro’s
Rent deposit	11,875	11,875
Subsidy	34,409	17,532
VAT receivable	18,636	16,781
	64,920	46,189

11.	Inventories

	6/30/2022	12/31/2021
	in Euro’s	in Euro’s
Raw Materials	68,289	14,940
	68,289	14,940

12.

Issued capital and reserves –

RanMarine is a privately held company with 1,000 shares issued at €0.01 per share. The legal reserve of €658,814 per June 30, 2022 and €470,817 per December 31 2021 are the capitalized R&D costs. Legal reserves are reserves that cannot be distributed to the shareholders. Dutch law requires that the capitalized R&D costs are protected by forming a legal reserve.

13.	Trade payables

	6/30/2022	12/31/2021
	in Euro’s	in Euro’s
Creditors	128,109	53,244
	128,109	53,244

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14.

Other payable with related party-

Boundary Holding sarl SPF is a shareholder of RanMarine. There is a loan agreement between the two companies as of May 27, 2021, for €100,000. The note does not carry interest or a term limit. RanMarine has paid €10,000 as of December 31, 2021. The other payable is a €10,000 short term non-interest bearing loan with one of the shareholders.

15.

Bridge loans –

The Company has taken various bridge loan agreements with various individuals to fund the Company till the planned initial public offering (“IPO”) of the Company’s stock. The loans are payable at the early of the maturity date or the IPO date with an interest charge of 20%. Because of the delay of the IPO date all holders have verbally agreed to extend the maturity date till 2 April 2023.

16.	Taxes and social securities payable

	6/30/2022	12/31/2021
	in Euro’s	in Euro’s
Payroll tax	158,960	84,857
	158,960	84,857

17.	Other current liabilities

	6/30/2022	12/31/2021
	in Euro’s	in Euro’s
EIC subsidy	226,722	530,929
Holiday accrual	-	23,554
Advisory	70,529
	297,250	554,483

18.	Government grants

18.1	RanMarine received a grant from the European Commission, European Innovation Council (“EIC”) in September 2020. It is a 24-month duration with a 70% reimbursement rate. Total cost of €2,269,850 with a maximum grant amount of €1,588,895.

	Funds Received	Funds Spend	Total
	in Euro’s	in Euro’s	in Euro’s
Cost or valuation
At January 1, 2021	873,892	81,137	792,755
Activity	476,669	738,495	-261,826
At December 31, 2021	1,350,561	819,632	530,929
Activity		304,208	-304,208
At June 30, 2022	1,350,561	1,123,840	226,721

18.2	RanMarine was rewarded an Emergency Bridging Measure for Job Opportunities (“NOW”) wage subsidy of €121.357 from the Dutch government for COVID-19 emergency funding from 2020 till March 2022. The NOW program provides that business that suffer at least a 20% loss in their revenue over a 3-month period will receive a subsidy of up to 90% of their wage cost, in proportion to the fall in revenue. RanMarine was awarded €39.931 in 2020, €37,438 in 2021 and €43,988.

18.3	WBSO (Wet Bevordering Speur-en Ontwikkelingswerk) is the third subsidy RanMarine receives. It is a tax compensation for R&D activities from the Dutch government. This credit can be as high as 40%, which allows for savings on payroll tax payments. For the first half year of 2022 RanMarine received €65,797. The full amount of granted WBSO is being fully utilized.

19.	Sales and costs of sales

	HY 2022	HY 2021
	in Euro’s	in Euro’s
Europe	119,312	36,178
North America	86,589	33,547
Rest of the world	-	34,414
	205,901	104,139

20.	Operating expenses

20.1	Research and Development- Capitalization of R&D Costs- RanMarine capitalizes wages and direct material expenses associated with R&D. 70% of the wages and direct material expenses are reimbursed through government subsidies. The remaining 30% of the wages and direct material expenses are being capitalized.

20.2	Sales and marketing

	HY 2022	HY 2021
	in Euro’s	in Euro’s
Publicity and advertisement	1,569	5,583
Representation costs	1,409	-
Traveling expenses	19,952	1,730
Food and beverage costs	1,189	376
Other cost of sales	2,385	1,750
	26,504	9,439

20.3	General and administrative

	HY 2022	HY 2021
	in Euro’s	in Euro’s
Wages and salaries	94,399	232,079
Social security charges	53,328	60,986
Pension costs	33,534	35,519
Management fees	30,000	41,000
Other personnel expenses	5,217	1,902
Depreciation and amortization	33,212	32,819
Accommodation expenses	1,928	3,213
Operating costs	1,440	1,405
Freight costs	7,081	17,360
Lease expense	6,038	5,822
Office expense	6,675	7,208
Car expenses	2,168	638
Interest expense	11,609	849
General expenses	70,061	35,136
	356,690	475,937

20.3.1	Wages and salaries

	HY 2022	HY 2021
	in Euro’s	in Euro’s
Gross wages	299,102	310,292
Movement of holiday bonus liability	23,832	24,823
Subsidies	(109,785)	(103,037)
Capitalized R&D costs	(118,750)	-
	€94,399	€232,079

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Social security

	HY 2022	HY 2021
	in Euro’s	in Euro’s
Industrial insurance board	52,154	58,670
Contribution health insurance	1,174	2,317
	€53,328	€60,986

20.3.2	General expenses

	HY 2022	HY 2021
	in Euro’s	in Euro’s
Accounting costs	14,606	4,483
Consultancy fees	10,006	277
Notarial charges	43,993	17,559
Insurance	1,329	1,505
Automation costs	706	10,401
Fines, costs and charges	-	-
Currency translation differences	(623)	911
Other general expenses	43	-
	€70,061	€35,136

21.	Other income

	HY 2022	HY 2021
	in Euro’s	in Euro’s
EIC subsidy	304,209	489,293
Other subsidies	18,000	2,000
	322,209	491,293

22.

Key management personnel compensation-

Related persons as defined by IAS 24 are persons who, by virtue of their positions, are responsible for the operations of RanMarine. The executive management team consist of the Chief Executive Officer and the Chief Operating Officer. They have the authority and responsibility for planning, directing, and controlling operating activities. The executive management personnel are compensated through employee wages. There is no additional compensation structure in place.

23.	Financial instruments and financial risk management-.

23.1	Financial instruments- Trade payables, tax, remuneration, social security, other accounts payable including liability accruals are valued at nominal value. Financial assets and financial liabilities are recognized at their fair value initially. Transaction expenses for assets and liabilities are also included in the initial fair value measurement. Using the effective interest rate method, financial liabilities are measured at amortized cost after the initial recognition

23.2	Financial risk management- Management has the overall responsibility to establish and oversee RanMarine’s financial risk management. Financial risk management policies are established to identify and analyze the risks faced by RanMarine, to set appropriate risk limits and controls and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and RanMarine’s activities. Through its training and management standards and procedures, aims to maintain a disciplined and constructive control environment in which all employees understand their roles and obligations.

24

Subsequent events

The Company has taken various bridge loan agreements with various individuals to fund the Company till the planned initial public offering (“IPO”) of the Company’s stock. The loans are payable at the early of the maturity date or the IPO date with an interest charge of 20%. Because of the delay of the IPO date all USD holders have verbally agreed to extend the maturity date till 2 April 2023.

24.1	As part of a reorganization in 2022, the Company plans to form two operating entities: RanMarine B.V. in the Netherlands and RanMarine USA in the United States. As a result, RanMarine will become the parent holding company of the group.

24.2	The Company has evaluated events and transactions that occurred between December June 30, 2022, and November 30, 2022, which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

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Until ____, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6: INDEMNIFICATION OF DIRECTORS AND OFFICERS

Under Dutch law, members of the Board of Directors may be liable to the Registrant for damages in the event of improper or negligent performance of their duties. They may be jointly and severally liable for damages to the Registrant and third parties for infringement of our Articles of Association or certain provisions of the Dutch Civil Code. In certain circumstances, they may also incur additional specific civil and criminal liabilities.

Pursuant to the Registrant’s Articles of Association, to the fullest extent permitted by Dutch law, the Registrant shall indemnify and hold harmless anyone who was, becomes or is threatened to be a party to any proceedings by reason of the fact that he or she (or any legal entity for which he or she) is or was a director, against all liabilities, losses and reasonable expenses incurred by him or her (including attorneys’ fees) (including for acts or omissions occurring prior to the entry into force of the Registrant’s Articles of Association), provided that no indemnification shall be made in respect of claims matters or cases for which the person is held liable by reason of gross negligence or gross negligence in the performance of his or her duties for the Registrant, unless and only to the extent that the competent court or, in case of arbitration, the competent arbitrator, determines that, notwithstanding the liability, but in view of all the circumstances of the case:

a. the person is reasonably and fairly entitled to be indemnified for such expenses as the court having jurisdiction or, in the case of arbitration, the arbitrator having jurisdiction, deems appropriate; or

b. has been indemnified for his or her expenses or loss by an insurance policy and the insurer has paid out without prejudice.

The Registrant shall only indemnify a present or former director in connection with proceedings (or part of proceedings) brought by such person if the proceedings (or part of proceedings) have been approved by the Board of Directors.

The Board of Directors may decide to indemnify one or more current, former or nominated officers of the Registrant or a subsidiary at the expense of the assets of the Registrant for all disbursements, costs, losses and liabilities incurred or incurred by the officer concerned in the proper performance of his or her duties and in the proper exercise of his or her powers as a current former or nominee officer of the Registrant or a subsidiary, including, but not limited to, liability for conducting a defense in a proceeding in which he or she is found in favor or acquitted or which is otherwise disposed of without a material breach of duty being established or acknowledged.

Expenses (including attorney’s fees) incurred by a current director in defending a proceeding as referred to above shall, at the request of the director concerned, be paid by the Registrant in advance of the final disposition of such proceeding by resolution of the Board of Directors with respect to the particular matter; provided that the Registrant has received a statement from or on behalf of the current or former director concerned that he or she will repay the amount in question, unless it is expressly determined that he or she is entitled to indemnification by the Registration in accordance with this paragraph.

The Articles of Association furthermore provide that the Registrant shall adequately insure and keep adequately insured current, former and nominee directors or officers of the Registrant or a company which is or was a subsidiary or a company in which the Registrant has or had a direct or indirect interest and shall indemnify him or her against liability based on negligence, default or breach of duty or any other ground, except for intentional, willful reckless or seriously culpable acts or omissions, unless such insurance cannot be obtained on reasonable terms.

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The underwriting agreement the Registrant will enter into in connection with the offering being registered hereby provides that the Underwriter will indemnify, under certain conditions, the Registrant’s Board of Directors and its officers against certain liabilities arising in connection with this offering.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES

In the past three years, we have issued and sold the securities described below without registering the securities under the Securities Act. None of these transactions involved the underwriter’s underwriting discounts or commissions or any public offering. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S promulgated under the Securities Act regarding sales by an issuer in offshore transactions, Regulation D under the Securities Act, Rule 701 under the Securities Act or pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering.

We have issued:

[________]

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits

See the Exhibit Index immediately preceding the signature pages hereto, which is incorporated by reference as if fully set forth herein.

ITEM 9. UNDERTAKINGS

The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales of securities are being made, a post-effective amendment to this registration statement to:

(i)	Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	Reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	Include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post- effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the Registrant includes in the prospectus, by means of a post- effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of Regulation S-X if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the Form F-3.

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(5)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described herein, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(6)	Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

EXHIBIT INDEX

Exhibit No.	Exhibit Title
1.1 *	Form of Underwriting Agreement
3.1 *	Articles of Association of RanMarine Technology B.V. (translated into English)
4.1 *	Form of Underwriter’s Warrant
4.2*	Form of Warrant
4.3*	Form of Warrant Agent Agreement
4.4*	Specimen Certificate for Ordinary Shares
5.1 *	Opinion of Ploum as to the legality of the securities being offered
14*	Code of Conduct
23.1*	Consent of [ ]
23.2*	Consent of Sichenzia Ross Ference LLP
23.3*	Consent of Ploum [(included in Exhibit 5.1)]
24.1*	Power of Attorney (included in signature pages)
107*	Filing Fee Table

* To be filed by amendment.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized on [________], 2022.

RANMARINE TECHNOLOGY B.V.
(Registrant)

By:
Richard Hardiman, Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
Chief Executive Officer (Principal Executive Officer)
Richard Hardiman

Chief Financial Officer (Principal Financial Officer and
Principal Accounting Officer)

Director

Director

Director

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of RanMarine Technology B.V., has signed this registration statement or amendment thereto in New York, New York, on [_____], 2022.

Sichenzia Ross Ference LLP

By:
Name:
Title:	Managing Partner

149